This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-162451
SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS SUPPLEMENT DATED NOVEMBER 1, 2010

PROSPECTUS SUPPLEMENT
(To prospectus dated October 13, 2009)

$300,000,000

Developers Diversified Realty Corporation

     % Convertible Senior Notes due 2040

Our notes will bear interest at the rate of     % per year, payable on May 15 and November 15 of each year, beginning May 15, 2011. The notes will mature on November 15, 2040. On or after November 20, 2015, we may redeem the notes in whole or in part for cash at 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest. We may also redeem the notes prior to November 20, 2015 in order to preserve our status as a real estate investment trust, or REIT. On November 15, 2015, November 15, 2020, November 15, 2025, November 15, 2030 and November 15, 2035 as well as following the occurrence of certain change in control transactions, holders may require us to repurchase notes in whole or in part for cash at 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest. We will issue the notes only in registered form in denominations of $1,000.

Holders may convert their notes at their option prior to the close of business on the business day preceding May 15, 2040 only under the following circumstances: (i) if the closing sale price of our common shares reaches a specified threshold over a specified time period; (ii) if the trading price of the notes is below a specified threshold for a specified time period; (iii) if those notes have been called for redemption; (iv) upon the occurrence of the specified transactions described in this prospectus supplement; or (v) if our common shares cease to be listed on a U.S. national or regional securities exchange for 30 consecutive trading days. On or after May 15, 2040 until the close of business on the second business day preceding the stated maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, we will deliver cash up to the aggregate principal amount of the notes to be converted, and cash, our common shares or a combination thereof (at our election) in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted.

The initial conversion rate for each $1,000 principal amount of notes will be           of our common shares. This is equivalent to an initial conversion price of approximately $      per common share. For a discussion of the circumstances in which the conversion rate will be subject to adjustment, see “Description of the Notes — Conversion Rate Adjustments” in this prospectus supplement. In addition, if certain change in control transactions occur prior to November 15, 2015 and a holder elects to convert notes in connection with any such transaction, we will increase the conversion rate in connection with such conversion.

The notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness and be effectively subordinated to our secured indebtedness and to all liabilities and preferred equity of our subsidiaries.

The notes will not be listed on any securities exchange. Our common shares are listed on the New York Stock Exchange, or the NYSE, under the symbol “DDR.” On October 29, 2010, the last reported sales price for our common shares on the NYSE was $12.92 per share.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public offering price(1)	%	$
Underwriting discount	%	$
Proceeds, before expenses, to us	%	$

(1)	Plus accrued interest from November , 2010, if settlement occurs after that date.

The underwriters may also purchase up to an additional $45,000,000 principal amount of notes at the public offering price, less the underwriting discount, to cover over-allotments, if any, within the 30-day period beginning on the date of this prospectus supplement.

We expect that delivery of the notes will be made to investors in book-entry form through the facilities of The Depository Trust Company, or DTC, on or about November   , 2010.

Joint Book-Running Managers

J.P. Morgan	Goldman, Sachs & Co.

Deutsche Bank Securities	UBS Investment Bank

The date of this Prospectus Supplement is November   , 2010.

We have not, and the underwriters have not, authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus that we may provide to you. You must not rely upon any information or representation not contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus that we may provide to you. This prospectus supplement, the accompanying prospectus and any such free writing prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate. Nor do this prospectus supplement, the accompanying prospectus and any such free writing prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus, the documents incorporated herein and therein by reference and any such free writing prospectus is correct on any date after their respective dates, even though this prospectus supplement, the accompanying prospectus and any such free writing prospectus are delivered or securities are sold on a later date. Our business, financial condition, results of operations and cash flows may have changed since those dates.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and the notes offered hereby. The second part is the accompanying prospectus, dated October 13, 2009, which we refer to as the “accompanying prospectus.” Generally, when we refer to this prospectus, we are referring to both this prospectus supplement and the accompanying prospectus combined. The accompanying prospectus contains a general description of our debt securities and gives more general information, some of which may not apply to the notes offered hereby. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document that has previously been filed and is incorporated into this prospectus by reference, on the other hand, the information in this prospectus supplement shall control.

Before you invest in our securities, you should carefully read the registration statement (including the exhibits thereto) of which this prospectus forms a part, this prospectus and the documents incorporated by reference into this prospectus. The incorporated documents are described in this prospectus supplement under “Where You Can Find More Information” and “Incorporation by Reference of Certain Information.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we,” “us,” “our,” “the Company” or “DDR” mean Developers Diversified Realty Corporation and all wholly-owned and majority-owned subsidiaries and consolidated joint ventures of Developers Diversified Realty Corporation.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room, 100 F Street, NE, Washington, D.C. 20549. You may obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). Information on or accessible through the SEC’s website is not part of, or incorporated by reference into, this prospectus, other than documents filed with the SEC that we incorporate by reference.

INCORPORATION BY REFERENCE OF CERTAIN INFORMATION

The SEC allows us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document that is incorporated by reference into this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces that information. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the following documents we filed, excluding any information contained therein or attached as an exhibit thereto which has been furnished, but not filed, with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010; and

•	Our Current Reports on Form 8-K filed with the SEC on January 5, 2010; January 13, 2010 (as to Item 8.01 only); January 26, 2010; February 8, 2010; February 10, 2010; February 22, 2010; March 16, 2010; March 19, 2010; May 13, 2010; August 9, 2010; August 12, 2010; and October 21, 2010.

Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, after the date of this prospectus and prior to the termination of the offering of the notes to which this prospectus relates will automatically be deemed to be incorporated by reference into this prospectus and be deemed a part of this prospectus from the date of filing such documents, except to the extent any information contained in or attached to such documents has been furnished, but not filed, with the SEC, including any

S-ii

information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K unless, and except to the extent, specified in such Current Reports.

To receive a free copy of any of the documents incorporated by reference into this prospectus (other than exhibits, unless they are specifically incorporated by reference in any such documents), call or write to Developers Diversified Realty Corporation, 3300 Enterprise Parkway, Beachwood, Ohio 44122, Attention: Kate Deck, Investor Relations Director, at telephone number (216) 755-5500. We also maintain a website that contains additional information about us (http://www.ddr.com). Information on or accessible through our website is not part of, or incorporated by reference into, this prospectus, other than documents filed with the SEC that we incorporate by reference.

You should not assume that the information contained in this prospectus and the documents incorporated into this prospectus by reference is correct on any date after their respective dates, even though this prospectus is delivered, or securities are sold, on a later date.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference contain “forward-looking” information, as defined in the Private Securities Litigation Reform Act of 1995, that is based on current expectations, estimates and projections. Forward-looking information includes, without limitation, statements related to acquisitions (including any related pro forma financial information) and other business development activities, future capital expenditures, financing sources and availability and the effects of environmental and other regulations. Although we believe that the expectations reflected in those forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be achieved. For this purpose, any statements contained herein that are not statements of historical fact should be deemed to be forward-looking statements. Without limiting the foregoing, the words “will,” “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” “projects,” “intends,” “potential,” “forecasts” and similar expressions are intended to identify forward-looking statements. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control and that could cause actual results to differ materially from those expressed or implied in the forward-looking statements and could materially affect our actual results, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. We expressly state that we have no current intention to update any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the following:

•	We are subject to general risks affecting the real estate industry, including the need to enter into new leases or renew leases on favorable terms to generate rental revenues, and the economic downturn may adversely affect the ability of our tenants, or new tenants, to enter into new leases or the ability of our existing tenants to renew their leases at rates at least as favorable as their current rates;

•	We could be adversely affected by changes in the local markets where our properties are located, as well as by adverse changes in national economic and market conditions;

•	We may fail to anticipate the effects on our properties of changes in consumer buying practices, including catalog sales and sales over the internet and the resulting retailing practices and space needs of our tenants or a general downturn in our tenants’ businesses, which may cause tenants to close stores or default in payment of rent;

•	We are subject to competition for tenants from other owners of retail properties, and our tenants are subject to competition from other retailers and methods of distribution. We are dependent upon the successful operations and financial condition of our tenants, in particular of our major tenants, and could be adversely affected by the bankruptcy of those tenants;

S-iii

•	We rely on major tenants, which makes us vulnerable to changes in the business and financial condition of, or demand for our space, by such tenants;

•	We may not realize the intended benefits of acquisition or merger transactions. The acquired assets may not perform as well as we anticipated, or we may not successfully integrate the assets and realize the improvements in occupancy and operating results that we anticipate. The acquisition of certain assets may subject us to liabilities, including environmental liabilities;

•	We may fail to identify, acquire, construct or develop additional properties that produce a desired yield on invested capital, or may fail to effectively integrate acquisitions of properties or portfolios of properties. In addition, we may be limited in our acquisition opportunities due to competition, the inability to obtain financing on reasonable terms or any financing at all and other factors;

•	We may fail to dispose of properties on favorable terms. In addition, real estate investments can be illiquid, particularly as prospective buyers may experience increased costs of financing or difficulties obtaining financing, and could limit our ability to promptly make changes to our portfolio to respond to economic and other conditions;

•	We may abandon a development opportunity after expending resources if we determine that the development opportunity is not feasible due to a variety of factors, including a lack of availability of construction financing on reasonable terms, the impact of the economic environment on prospective tenants’ ability to enter into new leases or pay contractual rent, or our inability to obtain all necessary zoning and other required governmental permits and authorizations;

•	We may not complete development projects on schedule as a result of various factors, many of which are beyond our control, such as weather, labor conditions, governmental approvals, material shortages or general economic downturn resulting in limited availability of capital, increased debt service expense and construction costs and decreases in revenue;

•	Our financial condition may be affected by required debt service payments, the risk of default and restrictions on our ability to incur additional debt or enter into certain transactions under our credit facilities and other documents governing our debt obligations. In addition, we may encounter difficulties in obtaining permanent financing or refinancing existing debt. Borrowings under our revolving credit facilities are subject to certain representations and warranties and customary events of default, including any event that has had or could reasonably be expected to have a material adverse effect on our business or financial condition;

•	Changes in interest rates could adversely affect the market price of our common shares, as well as our performance and cash flow;

•	Debt and/or equity financing necessary for us to continue to grow and operate our business may not be available or may not be available on favorable terms;

•	Disruptions in the financial markets could affect our ability to obtain financing on reasonable terms and have other adverse effects on us and the market price of our common shares;

•	We are subject to complex regulations related to our status as a REIT and would be adversely affected if we failed to qualify as a REIT;

•	We must make distributions to shareholders to continue to qualify as a REIT, and if we must borrow funds to make distributions, those borrowings may not be available on favorable terms or at all;

•	Joint venture investments may involve risks not otherwise present for investments made solely by us, including the possibility that a partner or co-venturer may become bankrupt, may at any time have different interests or goals than our interests or goals and may take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT. In addition, a partner or co-venturer may not have access to sufficient capital to satisfy its funding obligations to the joint venture. The partner could cause a default under the joint venture loan for reasons outside of our

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control. Furthermore, we could be required to reduce the carrying value of our equity method investments if a loss in the carrying value of the investment is other than temporary;

•	The outcome of pending or future litigation, including litigation with tenants or joint venture partners, may adversely affect our results of operations and financial condition;

•	We may not realize anticipated returns from our real estate assets outside the United States. We expect to continue to pursue international opportunities that may subject us to different or greater risks than those associated with our domestic operations. We own assets in Puerto Rico, an interest in an unconsolidated joint venture that owns properties in Brazil and an interest in consolidated joint ventures that were formed to develop and own properties in Canada and Russia;

•	International development and ownership activities carry risks in addition to those we face with our domestic properties and operations. These risks include:

•	Adverse effects of changes in exchange rates for foreign currencies;

•	Changes in foreign political or economic environments;

•	Challenges of complying with a wide variety of foreign laws, including tax laws, and addressing different practices and customs relating to corporate governance, operations and litigation;

•	Different lending practices;

•	Cultural and consumer differences;

•	Changes in applicable laws and regulations in the United States that affect foreign operations;

•	Difficulties in managing international operations; and

•	Obstacles to the repatriation of cash;

•	Although our international activities are currently a relatively small portion of our business, to the extent we expand our international activities, these risks could significantly increase and adversely affect our results of operations and financial condition;

•	We are subject to potential environmental liabilities;

•	We may incur losses that are uninsured or exceed policy coverage due to our liability for certain injuries to persons, property or the environment occurring on our properties;

•	We could incur additional expenses in order to comply with or respond to claims under the Americans with Disabilities Act or otherwise be adversely affected by changes in government regulations, including changes in environmental, zoning, tax and other regulations; and

•	We may have to restate certain financial statements as a result of changes in, or the adoption of new, accounting rules and regulations to which we are subject, including accounting rules and regulations affecting our accounting policies with respect to the deconsolidation of certain variable interest entities.

We also disclose important factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference herein.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before making an investment decision. We encourage you to carefully read this entire prospectus and the documents that are incorporated herein, especially the “Risk Factors” and the financial statements included elsewhere herein or incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC, before making an investment decision.

The Company

We are a self-administered and self-managed REIT engaged in the business of owning, managing and developing a portfolio of shopping centers and, to a lesser extent, business centers.

Recent Developments

We have not yet filed our financial statements for the period ended September 30, 2010 with the SEC. The following summarizes the financial results for the three- and nine-month periods ended September 30, 2010 as reported by us on October 25, 2010.

Our net loss for the three- and nine-month periods ended September 30, 2010 was $24.9 million and $156.8 million, respectively. Our third quarter operating funds from operations, or FFO, was $63.2 million before $26.1 million of net charges. For the nine-month period ended September 30, 2010, we reported operating FFO of $193.4 million before $160.7 million of net charges. A reconciliation of net loss to FFO and operating FFO is presented in the following table:

	Three-Month	Nine-Month
	Period Ended	Period Ended
	September 30,	September 30,
	2010	2010
	(in millions)

FFO:
Net loss applicable to common shareholders	$(24.9)	$(156.8)
Depreciation and amortization of real estate investments	53.0	161.8
Equity in net loss of joint ventures	4.8	3.8
Joint ventures’ FFO	10.5	32.3
Gain on disposition of depreciable real estate	(6.3)	(8.4)

FFO applicable to common shareholders	$37.1	$32.7

Preferred dividends	10.6	31.7

FFO	$47.7	$64.4

	Three-Month	Nine-Month
	Period Ended	Period Ended
	September 30,	September 30,
	2010	2010
	(in millions)

Non-operating net charges and gains:
Impairment charges — consolidated assets	$5.1	$78.2
Less portion of impairment charges allocated to non-controlling interests	—	(31.2)
Executive separation charge	—	2.1
Gain on debt retirement, net	(0.3)	(0.3)
Loss on equity derivative instruments related to Otto investment	11.3	14.6
Litigation, debt extinguishment costs and other expenses, net of tax	3.9	16.0
Loss on asset sales and impairment charges — equity method investments	3.0	6.4
Consolidated loss on sales and impairment charges — discontinued operations	7.3	75.3
Gain on deconsolidation of interests, net	(5.2)	(5.2)
FFO associated with DDR MDT MV LLC, net of non-controlling interest	1.0	4.8

	$26.1	$160.7

FFO applicable to common shareholders	$37.1	$32.7

Operating FFO	$63.2	$193.4

FFO and operating FFO weighted average common shares and OP Units — diluted	257.9	250.2

FFO is a supplemental non-GAAP financial measurement used as a standard in the real estate industry and a widely accepted measure of REIT performance. Operating FFO is also a supplemental non-GAAP financial measure and management believes that FFO and operating FFO provide additional indicators of the financial performance of a REIT. We also believe that FFO and operating FFO more appropriately measure our core operations and provide benchmarks to our peer group. We do not use FFO or operating FFO as an indicator of our cash obligations and fund requirements for future commitments, acquisitions or development activities. Neither FFO nor operating FFO represents cash generated from operating activities in accordance with generally accepted accounting principles, or GAAP, is necessarily indicative of cash available to fund cash needs and should be considered as an alternative to net income computed in accordance with GAAP as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity.

We define and calculate FFO as net income, adjusted to exclude: (i) preferred share dividends, (ii) gains from disposition of depreciable real estate property, except for those sold through our merchant building program, which are presented net of taxes, and those gains that represent the recapture of a previously recognized impairment charge, (iii) extraordinary items and (iv) certain non-cash items. These non-cash items principally include real property depreciation and amortization of intangibles, equity income from joint ventures and equity income from non-controlling interests and adding our proportionate share of FFO from our unconsolidated joint ventures and non-controlling interests, determined on a consistent basis. We calculate operating FFO by excluding the non-operating charges and gains described above. We provide no assurances that these charges and gains are non-recurring. These charges and gains could be reasonably expected to recur in future results of operations. Other real estate companies may calculate FFO and operating FFO in a different manner. FFO excluding the net non-operating items detailed above, or operating FFO, is useful to investors as we remove these charges and gains to analyze the results of our operations and assess performance of the core operating real estate portfolio.

Selected Balance Sheet Data

	September 30,	December 31,
	2010	2009
	(in millions)

Real estate, net	$7,013.5	$7,490.4

Investments in and advances to joint ventures	$417.8	$420.5

Cash	$21.3	$26.2

Total assets	$7,877.1	$8,426.6

Indebtedness:
Revolving credit facilities	$483.1	$775.0
Unsecured debt	1,746.4	1,689.9
Mortgage and other secured debt	2,165.8	2,713.8

Total indebtedness	$4,395.3	$5,178.7

Total equity	$3,169.2	$2,952.3

Deconsolidation

In August 2010, the 25 assets owned by DDR MDT MV LLC, or MV, a joint venture in which we have a 50% interest, were placed in the control of a court appointed receiver and as a result, the entity that holds the assets and non-recourse mortgage loan was deconsolidated for accounting purposes pursuant to the provisions of Accounting Standards Codification No. 810, “Consolidation,” or ASC 810. Upon deconsolidation, we recorded a gain of approximately $5.6 million because the carrying value of the non-recourse debt exceeded the carrying value of the collateralized assets. Following the deconsolidation, we will no longer have any economic rights or obligations in MV. The revenues and expenses associated with MV for the current and prior periods, including the $5.6 million gain, will be classified within discontinued operations in our consolidated statements of operations.

Dispositions

We sold 11 consolidated shopping centers, aggregating approximately 0.7 million square feet, in the third quarter of 2010, generating gross proceeds of approximately $48.9 million. We recorded an aggregate net gain of approximately $0.9 million related to asset sales in the third quarter of 2010.

In the third quarter of 2010, one of our joint ventures sold a shopping center, aggregating approximately 0.4 million square feet, generating gross proceeds of approximately $27.2 million. The joint venture recorded an aggregate net loss of approximately $13.3 million related to the asset sale in the third quarter of 2010 of which our proportionate share was approximately $2.8 million.

For certain real estate assets for which we have entered into agreements that are subject to contingencies, including contracts executed subsequent to September 30, 2010, a loss of approximately $15 million could be recorded if all such sales were consummated on the terms currently being negotiated.

Capital Markets Activities

In October 2010, we entered into a new unsecured revolving credit facility arranged by JPMorgan Chase Bank, N.A. and Wells Fargo Bank, N.A. Available borrowings under the facility were reduced to $950 million from our prior unsecured revolving credit facility, with an accordion feature up to $1.2 billion. In addition, we also entered into a new $65 million unsecured revolving credit facility with PNC Bank, N.A. Both facilities mature in February 2014. Our borrowings under these facilities currently bear interest at variable rates based on the London Interbank Offered Rate, or LIBOR, plus 275 basis points and may be adjusted as determined by our corporate credit ratings from Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Group.

In October 2010, we also amended our secured term loan agented by KeyBank National Association to conform the covenants to the new unsecured revolving credit facility provisions and repaid $200 million of the outstanding balance.

The Offering

This summary is not a complete description of the notes. You should read the full text and more specific details contained elsewhere in this prospectus supplement. For a more detailed description of the notes, see the section entitled “Description of the Notes” in this prospectus supplement.

In this portion of the summary, the terms “we,” “us” and “our” refer only to Developers Diversified Realty Corporation and not to any of its subsidiaries or entities in which it has an interest through joint ventures.

Issuer	Developers Diversified Realty Corporation.

Notes Offered	$300 million aggregate principal amount (plus up to an additional $45 million principal amount to cover over-allotments, if any).

Ranking of Notes	The notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness. However, the notes will be effectively subordinated to all of our secured indebtedness (to the extent of the collateral securing the same) and to all liabilities and preferred equity of our subsidiaries.

Interest	The notes will bear interest at a rate of % per year. Interest will be payable semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2011.

Maturity	The notes will mature on November 15, 2040 unless previously redeemed, repurchased or converted in accordance with their terms prior to such date.

Redemption of Notes at Our Option	Prior to November 20, 2015, we may only redeem the notes in order to preserve our status as a REIT. On or after November 20, 2015, we may, at our option, redeem the notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice to holders of the notes. The redemption price for any notes to be redeemed will equal 100% of the principal amount of the notes to be redeemed plus any unpaid interest accrued to but excluding the redemption date.

Repurchase of Notes at Each Holder’s Option on Certain Dates	Holders of notes may require us to repurchase their notes in whole or in part on November 15, 2015, November 15, 2020, November 15, 2025, November 15, 2030 and November 15, 2035 for cash equal to 100% of the principal amount of the notes to be repurchased plus any unpaid interest accrued to but excluding the repurchase date.

Repurchase of Notes at Each Holder’s Option upon Certain Change in Control Transactions	If we undergo certain change in control transactions, holders of notes may require us to repurchase their notes in whole or in part for cash equal to 100% of the principal amount of the notes to be repurchased plus any unpaid interest accrued to but excluding the repurchase date.

Conversion Rights	Holders may convert their notes based on the applicable conversion rate (described below) prior to the close of business on the business day preceding May 15, 2040 only under the following circumstances:

• during any fiscal quarter beginning after December 31, 2010 (and only during such fiscal quarter), if, and only if, the closing sale price of our common shares for at least 20 trading days (whether or not consecutive) in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than 125% of the conversion price per common share in effect on the applicable trading day;

• during the five consecutive trading-day period following any five consecutive trading-day period in which the trading price of the notes was less than 98% of the product of the closing sale price of our common shares multiplied by the applicable conversion rate;

• if those notes have been called for redemption, at any time prior to the close of business on the second business day prior to the redemption date;

• upon the occurrence of specified transactions described under “Description of the Notes — Conversion Rights”; or

• if our common shares are not listed on a U.S. national or regional securities exchange for 30 consecutive trading days.

On or after May 15, 2040 until the close of business on the second business day preceding the stated maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances.

By delivering to the holder cash and common shares, if any, we will satisfy our obligation with respect to the notes tendered for conversion. Accordingly, upon conversion of a note, accrued and unpaid interest will be deemed to be paid in full, rather than cancelled, extinguished or forfeited.

Conversion Rate	The initial conversion rate for each $1,000 principal amount of notes is of our common shares. This is equivalent to an initial conversion price of $ per common share. In addition, if certain change in control transactions occur and a holder elects to convert notes in connection with any such transaction, we will increase the conversion rate in connection with such conversion by a number of additional common shares based on the date such transaction becomes effective and the price paid per common share in such transaction as described under “Description of the Notes — Conversion Rights — Make Whole Upon Certain Change in Control Transactions.” The conversion rate may also be adjusted under certain other circumstances, including the payment of cash dividends in excess of our current regular quarterly common share cash dividend of $0.02 per share, but will not be adjusted for accrued and unpaid interest on the notes. See “Description of the Notes — Conversion Rate Adjustments.”

Conversion Settlement	Upon conversion, we will deliver cash up to the aggregate principal amount of the notes to be converted, and cash, our common shares or a combination thereof (at our election) in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted as described under “Description of the Notes — Conversion Settlement.”

Restrictions on Ownership	In order to assist us in maintaining our qualification as a REIT for U.S. federal income tax purposes, our articles of incorporation provide that no person may own, or be deemed to own by virtue of certain attribution rules of the Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code or the Code, more than 5% of our outstanding common shares, subject to certain exceptions. Notwithstanding any other provision of the notes, no holder of notes will be entitled to convert such notes for our common shares to the extent that receipt of such common shares would cause such holder (together with such holder’s affiliates) to exceed the ownership limit contained in our articles of incorporation. See “Certain Federal Income Tax Considerations.”

No Shareholder Rights for Holders of Notes	Holders of notes, as such, will not have any rights as our shareholders (including, without limitation, voting rights and rights to receive dividends or other distributions on our common shares).

Trading	The notes are a new issue of securities, and there is currently no established trading market for the notes. An active or liquid market may not develop for the notes or, if developed, be maintained. We have not applied, and do not intend to apply, for the listing of the notes on any securities exchange. Our common shares are listed on the NYSE under the symbol “DDR.”

Book-Entry Form	The notes will be issued in book-entry only form and will be represented by one or more permanent global certificates deposited with a custodian for, and registered in the name of a nominee of, DTC in New York, New York. Beneficial interests in a global certificate representing the notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and such interests may not be exchanged for certificated notes, except in limited circumstances described in “Description of the Notes — Book-Entry System.”

Use of Proceeds	The net proceeds from the sale of the notes are estimated to be approximately $ million (or approximately $ million if the underwriters’ over-allotment option is exercised in full) after deducting the underwriting discount and estimated offering expenses.

We intend to use the net proceeds from this offering to repay debt. See “Use of Proceeds.”

Tax	The notes and common shares that may be deliverable upon conversion of the notes will be subject to special and complex U.S. federal income tax rules. Prospective investors are strongly urged to consult their own tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of the notes and common shares into which the notes, in certain circumstances, are convertible. See “Certain Federal Income Tax Considerations.”

Risk Factors	You should read carefully the “Risk Factors” beginning on page S-8 of this prospectus supplement, as well as the risk factors relating to our business that are incorporated by reference in this prospectus supplement, for certain considerations relevant to an investment in the notes and common shares into which the notes, in certain circumstances, are convertible.

Trustee	U.S. Bank National Association.

Governing Law	Ohio.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risks regarding the notes and this offering, as well as the risk factors described in “Item 1A. Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2009 that was filed with the SEC and incorporated herein by reference in their entirety, including, without limitation, those risk factors relating to our liquidity, debt financing, financial covenants and current economic conditions, as well as other information in this prospectus supplement and in any other documents incorporated into this prospectus by reference, before purchasing any of our securities. Each of the risks described in these sections and documents could adversely affect our business, financial condition and results of operations, and could result in a complete loss of your investment. This prospectus supplement and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks mentioned above.

Risks Related to the Offering

The notes are subject to prior claims of any secured creditors and the creditors of our subsidiaries and if a default occurs we may not have sufficient funds to fulfill our obligations under the notes.

The notes are our unsecured general obligations, ranking equally with our other senior unsecured indebtedness but below any secured indebtedness and effectively below the debt and other liabilities of our subsidiaries. The indenture under which the notes will be issued permits us and our subsidiaries to incur secured debt. If we incur any secured debt, our assets and the assets of our subsidiaries will be subject to prior claims by our secured creditors. As of September 30, 2010, our total consolidated mortgage indebtedness and other secured indebtedness aggregated approximately $2,165.8 million. In the event of our bankruptcy, liquidation, reorganization or other winding up, assets that secure debt will be available to pay obligations on the notes only after all debt secured by those assets has been repaid in full. Holders of the notes will participate in our remaining assets ratably with all of our unsecured and unsubordinated creditors, including our trade creditors.

If we incur any additional obligations that rank equally with the notes, including trade payables, the holders of those obligations will be entitled to share ratably with the holders of the notes in any proceeds distributed upon our insolvency, liquidation, reorganization, dissolution or other winding up. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all these creditors, all or a portion of the notes then outstanding would remain unpaid.

We depend on cash flow of our subsidiaries to make payments on our securities. The notes will not be guaranteed by any of our subsidiaries.

Developers Diversified Realty Corporation is, in part, a holding company. Our subsidiaries conduct a significant percentage of our consolidated operations and own a significant percentage of our consolidated assets. Consequently, our cash flow and our ability to meet our debt service obligations depend in large part upon the cash flow of our subsidiaries and the payment of funds by the subsidiaries to us in the form of loans, dividends or otherwise. The notes will be obligations of ours exclusively, and will not be guaranteed by any of our subsidiaries. Our subsidiaries are not obligated to make funds available to us for payment of the notes or otherwise. In addition, their ability to make any payments will depend on their earnings, the terms of their indebtedness, business and tax considerations and legal restrictions. Our subsidiaries may be able to incur substantial additional indebtedness and other liabilities in the future. The terms of the indenture under which the notes will be issued and that governs our existing indebtedness do not prohibit our subsidiaries from doing so. In the event of a bankruptcy, liquidation or dissolution of a subsidiary and following payment of its liabilities, the subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise.

Our existing and future indebtedness may limit cash flow available to invest in the ongoing needs of our business, which could prevent us from fulfilling our obligations under the notes.

As of September 30, 2010, our total indebtedness outstanding was approximately $4,395.3 million. The provisions of the indenture governing the notes do not prohibit us from incurring additional indebtedness in the future. We also have the ability under our existing revolving credit facilities to incur substantial additional indebtedness, and any such additional indebtedness would rank equally with the notes. Our level of indebtedness could restrict our operations and make it more difficult for us to satisfy our obligations under the notes. For example, it could, among other things:

•	require us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increase our vulnerability to adverse economic or industry conditions;

•	limit our ability to obtain additional financing for working capital, capital expenditures and acquisitions, or make such financing more costly;

•	make it more difficult for us to satisfy our financial obligations, including those related to the notes;

•	limit our flexibility in planning for or reacting to changes in the markets in which we compete; and

•	place us at a competitive disadvantage compared to businesses in our industry that have less indebtedness.

Additionally, any failure to meet required payments on our indebtedness, or failure to comply with any covenants in the instruments governing our indebtedness, could result in an event of default under the terms of those instruments. In the event of such default, the holders of such indebtedness could elect to declare all the amounts outstanding under such instruments to be due and payable. Any default under the agreements governing our indebtedness and the remedies sought by the holders of such indebtedness could render us unable to pay principal and interest on the notes and substantially decrease their value.

We currently have existing debt obligations relating to our revolving credit facilities, term loan, fixed-rate senior notes and mortgages payable. As of September 30, 2010, our debt maturities for the next five years and thereafter are as follows (in millions):

Year	Debt(1)

2010	$7.1
2011	1,192.3
2012	549.9
2013	439.1
2014	868.5
Thereafter	1,338.4

$4,395.3

(1)	Included in principal payments is $800.0 million in 2011 associated with the maturing of our $800.0 million collateralized term loan, which has a one-year option to extend the maturity to 2012. In October 2010, we repaid $200.0 million of this facility with proceeds from our unsecured credit facilities. Included in principal payments is $35.2 million in 2011 associated with the maturing of our loan for our headquarters, which has two one-year extension options to extend the maturity to 2013. Included in principal payments is $483.1 million in 2014 associated with the maturing of our unsecured revolving credit facilities. We entered into new agreements for these facilities in October 2010 (see “Prospectus Supplement Summary — The Company — Recent Developments”).

Our ability to satisfy our debt and other obligations as they become due will depend on our future operating performance and financial results, which will be subject, in part, to factors beyond our control, including interest rates and general economic, financial and business conditions. We intend to continue to repay our indebtedness and to fund capital expenditures through a combination of retained capital, the issuance of common shares, debt financing and refinancing and asset sales. However, no assurance can be given, especially in light of current economic conditions, that any of these sources of capital will be available to us on favorable terms or at all or that such sources will enable us to be able to continue to satisfy our obligations. As a result, we can provide no assurance that we will be able to refinance or repay our debt obligations as we currently anticipate or at all. Our failure to refinance or repay our debt obligations as they become due would have a material adverse impact on our financial condition, cash flows and results of operations.

We may not have the cash necessary to pay cash amounts owing upon conversions of notes or to repurchase the notes on specified dates or following certain change in control transactions.

Upon the conversion of notes in accordance with their terms, we will be required to make cash payments of up to $1,000 (and possibly more than $1,000 if we elect to satisfy the remainder of our conversion obligation over the principal amount of the notes converted in cash in lieu of our common shares) for each $1,000 principal amount of notes converted. Holders of notes also have the right to require us to repurchase the notes for cash on November 15, 2015, November 15, 2020, November 15, 2025, November 15, 2030 and November 15, 2035 and upon the occurrence of certain change in control transactions. We may not have sufficient funds to pay the cash amounts owing upon conversions of notes or to make the required repurchase of notes, as the case may be, at the applicable time and, in such circumstances, may not be able to arrange the necessary financing on favorable terms. In addition, our ability to pay cash amounts owing upon conversion of notes or to make the required repurchase, as the case may be, may be limited by law or the terms of other debt agreements or securities. However, our failure to pay cash amounts owing upon conversion of notes or make the required repurchase, as the case may be, would constitute an event of default under the indenture governing the notes which, in turn, could constitute an event of default under other debt agreements or securities, thereby resulting in their acceleration and required prepayment and further restrict our ability to make such payments and repurchases.

Ratings of our unsecured debt could be lowered or withdrawn in the future.

Any downgrade or withdrawal of a rating by a rating agency that rates our outstanding indebtedness could have an adverse effect on us. In light of current economic conditions, we may not be able to obtain additional financing on favorable terms, or at all, which may negatively impact our ratings. The interest spread over LIBOR on our variable rate debt, including amounts outstanding under our revolving credit facilities, is determined based upon our credit ratings. As a result of the reduction in 2009 of our debt ratings by two rating agencies, the interest rate on our variable rate debt increased.

There is currently no trading market for the notes, and an active liquid trading market for the notes may not develop or, if it develops, be maintained.

The notes are a new issue of securities, and there is currently no existing trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. Although the underwriters have advised us that they intend to make a market in the notes, they are not obligated to do so and may discontinue any market-making at any time without notice. Accordingly, an active public trading market may not develop for the notes and, even if one develops, may not be maintained. If an active public trading market for the notes does not develop or is not maintained, the market price and liquidity of the notes is likely to be adversely affected and holders may not be able to sell their notes at desired times and prices or at all. If any of the notes are traded after their purchase, they may trade at a discount from their purchase price.

The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, the market price of our common shares, prevailing interest rates, our financial condition, results of operations, business, prospects and credit quality relative to our competitors, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in any of these factors, some of which are beyond our control and others of which would not affect debt that is not convertible or exchangeable into capital shares. Historically, the market for convertible or exchangeable debt has been volatile. Market volatility could materially and adversely affect the notes, regardless of our financial condition, results of operations, business, prospects or credit quality.

The notes have a number of features that may adversely affect the value and trading prices of the notes, including conversion conditions and the lack of financial covenants. Furthermore, even if the conversion conditions are met, volatile or depressed market prices for our common shares are likely to have a similar effect on the trading prices of the notes. It is impossible to assure holders of notes that the trading price of our common shares in the future will not have an adverse effect on the trading price of the notes.

Holders of notes will not be entitled to any rights with respect to our common shares, but will be subject to all changes made with respect to them.

Holders of notes as such will not be entitled to any rights with respect to our common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares), but holders of notes will be subject to all changes affecting our common shares. Holders of notes will be entitled to the rights afforded our common shares only if and when our common shares are delivered to them upon the conversion of their notes. For example, in the event that an amendment is proposed to our articles of incorporation or code of regulations requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to a holder’s receipt of our common shares upon the conversion of notes, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting our common shares.

The price of our common shares may fluctuate significantly.

The market price of our common shares may fluctuate significantly in response to many factors, including:

•	actual or anticipated changes in operating results or business prospects;

•	changes in financial estimates by securities analysts;

•	an inability to meet or exceed securities analysts’ estimates or expectations;

•	conditions or trends in our industry or sector;

•	the performance of other REITs in our sector and related market valuations;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;

•	hedging or arbitrage trading activity in our common shares, including with respect to the capped call transactions that we entered into in connection with the sale of our other outstanding series of convertible notes;

•	changes in interest rates;

•	capital commitments;

•	additions or departures of key personnel; and

•	future sales of our common shares or securities convertible into, or exchangeable or exercisable for, our common shares.

Holders who receive our common shares upon the conversion of their notes will be subject to the risk of volatile and depressed market prices of our common shares. In addition, many of the factors listed above are beyond our control. These factors may cause the market price of our common shares to decline, regardless of our financial condition, results of operations, business or prospects. It is impossible to assure converting holders that the market price of our common shares will not fall in the future.

Recent regulatory actions may adversely affect the trading price and liquidity of the notes.

Governmental actions that interfere with the ability of equity-linked and convertible securities investors to effect short sales of the underlying shares of common stock could significantly affect the market value of the tangible equity units. Such government actions could make the convertible arbitrage strategy that many equity-linked and convertible securities investors employ difficult to execute for outstanding equity-linked or convertible securities of any company whose shares of common stock are subject to such actions. At an open meeting on February 24, 2010, the SEC adopted Rule 201 of Regulation SHO, which restricts short selling when the price of a

“covered security” has triggered a “circuit breaker” by falling at least 10% from the prior day’s closing price, at which point short sale orders can be displayed or executed only if the order price is above the current national best bid. This restriction on short sales is in effect for the remainder of the day and the next day, subject to certain limited exceptions. Compliance with Rule 201 is required by November 10, 2010. If such new price test precludes, or is perceived to preclude, equity-linked and convertible securities investors from executing the convertible arbitrage strategy that they employ or other limitations are instituted by the SEC or any other regulatory agencies, the market value of the tangible equity units could be adversely affected.

In addition, national securities exchanges and the Financial Industry Regulatory Authority, or FINRA, have begun pilot programs to halt trading in certain individual stocks if the price moves 10% or more from a sale in a five-minute period. These pilot programs include issuers whose common stock is included in the S&P 500 and the Russell 1000. Because our common shares are included in the Russell 1000, these limitations will remain in effect with respect to trading in our common shares for the duration of such pilot period (unless the pilot programs are extended or become permanent), and such limitations may decrease, or prevent an increase in, the market price and/or liquidity of our common shares and/or interfere with the ability of investors in, and potential purchasers of, the notes, to effect hedging transactions in or relating to our common shares and conduct the convertible arbitrage strategy that we believe they will employ, or will seek to employ, with respect to the notes.

Although the direction and magnitude of the effect that the amendments to Regulation SHO and rules of the national securities exchanges and FINRA may have on the trading price and the liquidity of the notes will depend on a variety of factors, many of which cannot be determined at this time, past regulatory actions have had a significant impact on the trading prices and liquidity of convertible debt instruments. For example, in September 2008, the SEC issued emergency orders generally prohibiting short sales in the common stock of a variety of financial services companies while Congress worked to provide a comprehensive legislative plan to stabilize the credit and capital markets. The orders made the convertible arbitrage strategy that many convertible debt investors employ difficult to execute and adversely affected both the liquidity and trading price of convertible notes issued by many of the financial services companies subject to the prohibition. Any governmental actions that restrict the ability of investors in, or potential purchasers of, the notes to effect short sales in our common shares or to implement hedging strategies, including the recently adopted amendments to Regulation SHO and the national securities exchange and FINRA rule changes, could similarly adversely affect the trading price and the liquidity of the notes.

The conditional conversion feature of the notes may prevent the conversion of notes prior to May 15, 2040. In addition, upon conversion of notes we will pay the lesser of the conversion value and the principal amount of such notes in cash and may, at our election, pay the remainder of our conversion obligation in cash in lieu of our common shares.

The notes are convertible prior to the close of business on the second business day prior to the stated maturity date, at any time on or after May 15, 2040 and also if the closing sale price of our common shares reaches a specified threshold over a specified time period, if the trading price of the notes is below a specified threshold for a specified time period or if certain specified transactions or events occur and then only at prescribed times. See “Description of the Notes — Conversion Rights.” If these conditions are not met, holders of notes will not be able to convert their notes prior to May 15, 2040 and therefore may not be able to receive the value of the consideration into which the notes would otherwise be convertible prior to that date. In addition, even if such conditions are met, upon the conversion of notes, we are required to pay the lesser of the conversion value and the principal amount of such notes in cash and may elect to satisfy the remainder of our conversion obligation with cash in lieu of our common shares. As a result, upon conversion of a note, a holder will not be able to obtain the benefit of future ownership of our common shares beyond the number of common shares, if any, deliverable upon such conversion and, in order to do so, would be required to incur the related transaction costs to purchase our common shares for cash including a sufficient number of our common shares that the holder may require in order to cover any related short position.

The premium payable on notes converted in connection with certain change in control transactions may not adequately compensate holders for the lost option time value of their notes as a result of any such change in control.

If certain transactions that constitute a change in control occur prior to November 15, 2015, under certain circumstances, we will increase the conversion rate by a number of additional common shares. This increased conversion rate will apply only to holders who convert their notes in connection with any such transaction. The number of the additional common shares will be determined based on the date on which the transaction becomes effective and the price paid per common share in such transaction, as described under “Description of the Notes — Conversion Rights — Make Whole Upon Certain Change in Control Transactions.” While the number of additional common shares is designed to compensate holders for the lost option time value of the notes as a result of such transaction, the amount of the premium payable is only an approximation of such lost value and may not adequately compensate holders for such loss. In addition, notwithstanding the foregoing, if the transaction occurs on or after November 15, 2015 or if the price paid per common share in the transaction is less than $      or equal to or in excess of $     , the conversion rate will not be increased. In no event will the number of common shares deliverable upon the conversion of notes exceed           per $1,000 principal amount of notes, subject to adjustment under certain circumstances, regardless of when the transaction becomes effective or the price paid per common share in the transaction.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, certain dividends on our common shares, the issuance of certain rights, options or warrants to holders of our common shares, subdivisions or combinations of our common shares, certain distributions of assets, debt securities, capital shares or cash to holders of our common shares and certain tender or exchange offers as described under “Description of the Notes — Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as an issuance of our common shares for cash, that may adversely affect the trading price of the notes and our common shares. There can be no assurance that an event will not occur that is adverse to the interests of the holders of the notes and their value but does not result in an adjustment to the conversion rate.

The definition of a change in control requiring us to repurchase notes is limited and therefore the market price of the notes may decline if we enter into a transaction that is not a change in control under the indenture.

The term “change in control,” as used in the notes and the indenture governing the notes, is limited and does not include every event that might cause the market price of the notes to decline. As a result, our obligation to repurchase the notes upon a change in control may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

Upon conversion of their notes, holders may receive less consideration than expected because the value of our common shares may decline during the observation period.

The conversion value that holders will receive upon conversion of their notes will be determined based on a daily conversion value calculated on a proportionate basis for each trading day of the relevant 30 trading day observation period. Accordingly, if the price of our common shares decreases after the conversion right is exercised, the conversion value will be adversely affected.

The net share settlement feature of the notes may have adverse consequences.

The net share settlement feature of the notes, as described under “Description of the Notes — Conversion Settlement,” may:

•	result in holders receiving no shares upon conversion or fewer shares relative to the conversion value of the notes;

•	reduce our liquidity because we will be required to pay the lesser of the conversion value and the principal amount of notes converted in cash;

•	delay holders’ receipt of the proceeds upon conversion; and

•	subject holders to market risk with respect to our common shares.

Ownership limitations in our articles of incorporation may impair the ability of holders to convert notes into our common shares.

In order to assist us in maintaining our qualification as a REIT for U.S. federal income tax purposes, our articles of incorporation provide that no person may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code, more than 5% of our outstanding common shares, subject to certain exceptions. Notwithstanding any other provision of the notes, no holder of notes will be entitled to convert such notes into our common shares to the extent that receipt of such common shares would cause such holder (together with such holder’s affiliates) to exceed the ownership limit contained in our articles of incorporation. See “Certain Federal Income Tax Considerations.”

U.S. Federal Income Tax Risks Related to the Notes

Certain of the possible adjustments to the conversion rate (or the absence of certain adjustments to the conversion rate) may result in a deemed distribution from us to a holder of a note.

The conversion rate of the notes is subject to adjustment under certain circumstances. If certain of the possible adjustments to the conversion rate of the notes are made (or, in certain other circumstances, no adjustments to the conversion rate are made), a holder may be deemed to have received a distribution from us. See “Certain Federal Income Tax Considerations.”

Although we believe that currently we would not be required to do so, there can be no assurance that we will not be required to withhold on payments to Non-U.S. Holders (as defined under “Certain Federal Income Tax Considerations”) of notes in connection with a sale, redemption, repurchase, conversion or retirement of notes based on the facts and circumstances at the time.

Although we believe that currently the notes do not constitute “U.S. real property interests” and that we therefore would not currently be required to withhold under the Foreign Investment in Real Property Tax Act, or FIRPTA, there can be no assurance that the notes will not constitute U.S. real property interests depending on the facts in existence at the time of any sale, redemption, repurchase, conversion or retirement of a note. If the notes were to constitute U.S. real property interests, we would be required to withhold on payments to Non-U.S. Holders in connection with such a sale, redemption, repurchase, conversion or retirement of notes regardless of whether such Non-US. Holders provided certification documenting their non-U.S. status. See “Certain Federal Income Tax Considerations.”

The conversion of notes for cash and any of our common shares may be taxable for holders.

Upon any conversion of notes for cash and, if applicable, our common shares (or cash in lieu of such common shares at our election), a U.S. Holder may recognize gain or loss. See “Certain Federal Income Tax Considerations.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated. For this purpose, “earnings” consist of earnings from continuing operations, excluding income taxes, minority interest share in earnings and fixed charges, other than capitalized interest, and “fixed charges” consist of interest on borrowed funds, including amounts that have been capitalized, and amortization of capitalized debt issuance costs, debt premiums and debt discounts.

											Six Months
	Year Ended December 31,										Ended June 30,
	2009		2008(a)		2007(a)		2006(a)		2005		2010		2009

Ratio Earnings to Fixed Charges	(b	)	(c	)	1.70	x	1.99	x	2.35	x	(d	)	(e	)

(a)	These periods have been adjusted to reflect the retrospective application of ASC 470-02, previously referred to as FSP APB 14-1, for interest expense related to our convertible debt.

(b)	Due to the pretax loss from continuing operations for the year ended December 31, 2009, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $306.7 million to achieve a coverage of 1:1 for the year ended December 31, 2009.

The pretax loss from continuing operations for the year ended December 31, 2009 includes consolidated impairment charges of $80.6 million, impairment charges of joint venture investments of $184.6 million and losses on equity derivative instruments of $199.8 million, which together aggregate $465.0 million, that are discussed in our Annual Report on Form 10-K for the year ended December 31, 2009.

(c)	Due to the pretax loss from continuing operations for the year ended December 31, 2008, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $138.0 million to achieve a coverage of 1:1 for the year ended December 31, 2008.

The pretax loss from continuing operations for the year ended December 31, 2008 includes consolidated impairment charges of $75.3 million and impairment charges of joint venture investments of $107.0 million, which together aggregate $182.3 million, that are discussed in our Annual Report on Form 10-K for the year ended December 31, 2009.

(d)	Due to the pretax loss from continuing operations for the six month period ended June 30, 2010, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $141.8 million to achieve a coverage of 1:1 for the six months ended June 30, 2010.

The pretax loss from continuing operations for the six months ended June 30, 2010 includes consolidated impairment charges of $131.8 million, and losses on equity derivative instruments of $3.3 million, which together aggregate $135.1 million, that are discussed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

(e)	Due to the pretax loss from continuing operations for the six month period ended June 30, 2009, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $60.6 million to achieve a coverage of 1:1 for the six months ended June 30, 2009.

The pretax loss from continuing operations for the six months ended June 30, 2009 includes consolidated impairment charges of $55.6 million, impairment charges of joint venture investments of $40.4 million and losses on equity derivative instruments of $80.0 million, which together aggregate $176.0 million, that are discussed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

USE OF PROCEEDS

We expect to receive net proceeds from the offering of notes of approximately $      million (or approximately $      million if the underwriters’ overallotment option is exercised in full) after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds of this offering to repay debt, including, without limitation, one or both of the following unsecured credit facilities and for general corporate purposes:

•	borrowings under our $950 million unsecured revolving credit facility maturing February 28, 2014; as of October 29, 2010, total borrowings under our $950 million unsecured revolving credit facility aggregated $710.0 million with a weighted average interest rate of 3.0%; and

•	borrowings under our $65 million unsecured revolving credit facility maturing February 28, 2014; as of October 29, 2010, total borrowings under our $65 million unsecured revolving credit facility aggregated $8.0 million with a weighted average interest rate of 3.0%.

The underwriters or their respective affiliates are lenders under our $950 million unsecured revolving credit facility. Upon any application of the net proceeds from this offering to repay amounts outstanding under this facility, each of the foregoing lenders will receive their proportionate share of the amount being repaid.

PRICE RANGE FOR OUR COMMON SHARES

The high and low sale prices per share of our common shares and declared dividends per share for the quarterly periods indicated were as follows:

	High	Low	Dividends

2010
Fourth (through October 29, 2010)	$13.59	$11.15		(1)
Third	12.01	8.84	$0.02
Second	13.73	9.78	0.02
First	13.16	8.11	0.02
2009
Fourth	$10.66	$7.64	$0.02
Third	10.47	4.09	0.02
Second	5.78	1.91	0.20
First	7.58	1.25	0.20
2008
Fourth	$28.46	$1.56	—
Third	37.54	24.93	$0.69
Second	41.25	31.1	0.69
First	40.03	29.09	0.69

(1)	As of October 29, 2010, no dividends had been declared on our common shares for the fourth quarter of 2010.

In the third quarter of 2010, we issued 5.1 million common shares for gross proceeds of $58.3 million.

DESCRIPTION OF THE NOTES

The following information regarding the notes supplements, and to the extent inconsistent with, replaces the statements under “Description of Debt Securities” in the accompanying prospectus. The following description summarizes certain terms and provisions of the notes and the indenture and is qualified in its entirety by reference to the actual terms and provisions of the notes and the indenture which are incorporated herein by reference. We will provide copies of these documents to you upon request.

Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the notes and the indenture. As used in this section, the terms “we,” “us” and “our” refer only to Developers Diversified Realty Corporation and not to any of its subsidiaries or entities in which it has an interest through joint ventures. Unless the context otherwise requires, the term “interest” includes special interest, if any, due in the manner described under “— Events of Default, Notice and Waiver.”

General

The notes will be issued pursuant to an indenture, dated as of May 1, 1994, between us and U.S. Bank National Association, as trustee, as supplemented. We refer to the indenture as amended or supplemented from time to time as the “indenture.”

The terms of the notes include those provisions contained in the notes and the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). The notes are subject to all such terms, and holders of notes are referred to the notes, the indenture and the Trust Indenture Act for a statement thereof. Copies of the indenture and the form of the notes are available for inspection at the corporate trust office of the trustee, currently located at 100 Wall Street — Suite 1600, New York, New York 10005.

The notes will be our senior unsecured obligations and will rank equally with each other and with all of our other senior unsecured indebtedness. However, the notes will be effectively subordinated to our mortgages and other secured indebtedness (to the extent of the value of the collateral securing the same) and to all preferred equity and liabilities, whether secured or unsecured, of our subsidiaries. As of September 30, 2010, our total consolidated mortgage indebtedness and other secured indebtedness aggregated approximately $2,165.8 million, and we had approximately $2,229.5 million of unsecured debt outstanding. The provisions of the indenture governing the notes do not prohibit us or any of our subsidiaries from incurring additional indebtedness or issuing preferred equity in the future. See “Risk Factors — The notes are subject to prior claims of any secured creditors and the creditors of our subsidiaries and if a default occurs we may not have sufficient funds to fulfill our obligations under the notes.”

The notes will initially be limited to the aggregate principal amount of $300 million (or up to $345 million if the underwriters exercise their over-allotment option in full). We may, without the consent of holders of the notes, increase the principal amount of the notes by issuing additional senior debt securities in the future on the same terms and conditions, except for any difference in the issue price and interest accrued prior to the issue date of the additional senior debt securities, and with the same CUSIP number as the notes offered hereby, provided that such additional senior debt securities constitute part of the same issue as the notes offered hereby for U.S. federal income tax purposes. The notes offered by this prospectus supplement and the accompanying prospectus and any such additional senior debt securities would rank equally and ratably and would be treated as a single series of debt securities for all purposes under the indenture.

The notes will be issued only in fully registered, book-entry form, in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under “— Book-Entry System.”

Holders may present their notes for conversion at the office of the conversion agent, present notes for registration of transfer at the office of the registrar for the notes and present notes for payment at maturity at the office of the paying agent. We have appointed the trustee as the initial conversion agent, registrar and paying agent for the notes.

If any interest payment date, stated maturity date, redemption date or repurchase date is not a business day, the payment otherwise required to be made on such date will be made on the next business day without any additional payment as a result of such delay. The term “business day” means, with respect to any note, any day, other than a

Saturday, Sunday or any other day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close. All payments will be made in U.S. dollars.

The terms of the notes provide that we are permitted to reduce interest payments and payments upon a redemption, repurchase or conversion of notes otherwise payable to a holder for any amounts we are required to withhold by law. For example, Non-U.S. Holders of notes may, under some circumstances, be subject to U.S. federal withholding tax with respect to payments of interest on the notes. Moreover, holders of convertible or exchangeable debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of shares if the conversion price of such instruments is adjusted (or, in certain other circumstances, if the conversion price is not adjusted) even though such holders have not received any cash or property as a result of such adjustments, which deemed distribution (in the case of a Non-U.S. Holder) will be subject to a U.S. federal withholding tax. See “Certain Federal Income Tax Considerations.” We will set-off any such withholding tax that we are required to pay against payments of interest payable on the notes and payments upon a redemption, repurchase or conversion of notes.

The indenture does not contain any provisions that would necessarily protect holders of notes if we become involved in a highly leveraged transaction, reorganization, merger or other similar transaction that adversely affects us or them. Furthermore, the notes contain certain features that could deter or discourage third-party acquisition proposals that could be beneficial to holders.

We or one of our affiliates may, to the extent permitted by applicable law, at any time purchase notes in the open market, by tender at any price or by private agreement.

Interest

Interest on the notes will accrue at the rate of     % per year from and including November   , 2010 or the most recent interest payment date to which interest has been paid or provided for, and will be payable semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2011. The interest so payable will be paid to each holder in whose name a note is registered at the close of business on the May 1 or November 1 (whether or not a business day) preceding the applicable interest payment date. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

If we redeem the notes, or if a holder surrenders a note for repurchase by us in accordance with the terms of such note, we will pay accrued and unpaid interest to the holder that surrenders such note for redemption or repurchase, as the case may be. However, if an interest payment date falls on or prior to the redemption date or repurchase date for a note, we will pay the accrued and unpaid interest due on that interest payment date instead to the record holder of such note at the close of business on the related record date.

Maturity

If not previously redeemed, repurchased or converted, the notes will mature on November 15, 2040 and will be paid against presentation and surrender thereof at the corporate trust office of the trustee unless

•	earlier redeemed by us at our option or repurchased by us at a holder’s option at certain times as described under “— Optional Redemption by Us,” “— Repurchase at Option of Holders on Certain Dates” or “— Repurchase at Option of Holders upon a Change in Control” below, or

•	converted at a holder’s option as permitted under “— Conversion Rights” below,

The notes will not be entitled to the benefits of, or be subject to, any sinking fund.

Optional Redemption by Us

Prior to November 20, 2015, we may only redeem the notes in order to preserve our status as a REIT. If, at any time prior to November 20, 2015 we determine it is necessary to redeem the notes in order to preserve our status as a REIT, we will have the right to redeem the notes, in whole or in part, for cash equal to 100% of the principal amount of the notes plus unpaid interest accrued to but excluding the redemption date. In addition, on or after November 20, 2015, we may redeem the notes in whole or in part, at any time or from time to time, for cash equal to 100% of the principal amount of the notes to be redeemed plus unpaid interest accrued to but excluding the redemption date. Written notice of redemption must be delivered to holders of the notes not less than 30 nor more than 60 days prior to the redemption date.

If the paying agent holds money sufficient to pay the redemption price due on a note on the redemption date in accordance with the terms of the indenture, then, on and after the redemption date, that note will cease to be outstanding and interest on that note will cease to accrue, whether or not the holder effects a book-entry transfer of that note or delivers that note to the paying agent. Thereafter, all other rights of the holder of that note terminate, other than the right to receive the redemption price due on the redemption date.

If we decide to redeem the notes in part, the trustee will select the notes to be redeemed (in principal amounts of $1,000 and integral multiples thereof) on a pro rata basis, by lot or such other method it deems fair and appropriate subject to the rules and procedures of DTC. If the trustee selects a portion of a note for partial redemption and a holder converts a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

If we call notes for redemption, a holder may convert its notes only until the close of business on the second business day preceding the redemption date, unless we fail to pay the redemption price. See “Conversion Rights — Conversion upon Notice of Redemption” below.

Repurchase at Option of Holders on Certain Dates

Holders of notes may require us to repurchase their notes in whole or in part (in principal amounts of $1,000 and integral multiples thereof) on November 15, 2015, November 15, 2020, November 15, 2025, November 15, 2030 and November 15, 2035 for cash equal to 100% of the principal amount of the notes to be repurchased plus unpaid interest accrued to but excluding the repurchase date. To exercise its repurchase right, a holder must deliver a written repurchase notice to the paying agent, which initially is the trustee, during the period beginning at any time from the opening of business on the date that is 25 business days prior to the repurchase date until the close of business on the fourth business day prior to the repurchase date. Our repurchase obligation will be subject to certain additional conditions.

On or before the 25th business day prior to each repurchase date, we will provide to the trustee, any paying agent and to all holders of the notes, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the repurchase price;

•	the name and address of the trustee and any paying agent;

•	that notes with respect to which the holder has delivered a repurchase notice may be converted, if otherwise convertible, only if the holder withdraws the repurchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to repurchase their notes.

We will also disseminate a press release containing the information specified in such notice or publish that information in a newspaper of general circulation in New York City or on our web site, or through such other public medium as we deem appropriate at that time.

A holder’s notice electing to require us to repurchase notes must specify:

•	if such notes are in certificated form, the certificate number(s) of the notes to be repurchased;

•	the principal amount of notes to be repurchased, in integral multiples of $1,000, provided that the remaining principal amount of notes is in an authorized denomination; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the indenture and the notes.

Holders may withdraw any repurchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the fourth business day prior to the repurchase date. If a holder of notes delivers a repurchase notice, it may not thereafter surrender such notes for conversion unless such repurchase notice is properly withdrawn. The notice of withdrawal must specify:

•	the name of the holder;

•	the principal amount of notes in respect of which the repurchase notice is being withdrawn, which must be an integral multiple of $1,000;

•	if the notes subject to the withdrawal notice are in certificated form, the certificate number(s) of all notes subject to the withdrawal notice; and

•	the principal amount of notes, if any, that remains subject to the repurchase notice, which must be an integral multiple of $1,000.

If the notes are in book-entry form, the above notices must also comply with the appropriate procedures of DTC.

Holders electing to require us to repurchase notes must either effect book-entry transfer of notes in book-entry form in compliance with appropriate DTC procedures or deliver the notes in certificated form, together with necessary endorsements, to the paying agent prior to the repurchase date to receive payment of the repurchase price on the repurchase date. Holders will receive payment of the repurchase price promptly following the later of the repurchase date or the time of book-entry transfer or the delivery of the notes.

If the paying agent holds funds sufficient to pay the repurchase price of the notes on the repurchase date, then on and after such date:

•	such notes will cease to be outstanding;

•	interest on such notes will cease to accrue; and

•	all rights of holders of such notes will terminate except the right to receive the repurchase price.

Such will be the case whether or not book-entry transfer of the notes in book-entry form is made and whether or not notes in certificated form, together with the necessary endorsements, are delivered to the paying agent.

No notes may be repurchased by us at the option of the holders thereof if there has occurred and is continuing an event of default with respect to the notes (other than a default in the payment of the repurchase price for those notes). In addition, we may also be unable to repurchase the notes in accordance with their terms. See “Risk Factors — We may not have the cash necessary to pay cash amounts owing upon conversions of notes or to repurchase the notes on specified dates or following certain change in control transactions.”

To the extent legally required in connection with a repurchase of notes, we will comply with the provisions of Rule 13e-4 and other tender offer rules under the Exchange Act then applicable, if any, and will file a Schedule TO or any other schedule required under the Exchange Act. We will comply with all other federal and state securities laws in connection with any offer by us to repurchase the notes. To the extent the then applicable requirements under any federal or state securities laws, including Rule 13e-4 and the other tender offer rules under the Exchange Act, conflict with the terms of the notes, the applicable requirements under such federal and state securities laws shall control.

We may arrange for a third party to purchase any notes for which we receive a valid repurchase notice that is not withdrawn, in the manner and otherwise in compliance with the requirements set forth in the terms of the notes applicable to the offer to repurchase the notes. If a third party purchases any notes under these circumstances, then interest will continue to accrue on those notes and those notes will continue to be outstanding after the repurchase date and will be fungible with all other notes then outstanding. The third party subsequently may resell those purchased notes to other investors.

Repurchase at Option of Holders upon a Change in Control

If a change in control occurs prior to the stated maturity date of the notes, holders of notes may require us to repurchase their notes in whole or in part for cash equal to 100% of the principal amount of the notes to be repurchased plus unpaid interest accrued to but excluding the repurchase date.

Within 20 days after the occurrence of a change in control, we are obligated to give to the holders of the notes notice of the change in control and of the repurchase right arising as a result of the change in control and the repurchase date (which may be no earlier than 15 days and no later than 35 days after the date of such notice). We must also deliver a copy of this notice to the trustee. We will also disseminate a press release announcing the occurrence of the change in control or publish that information in a newspaper of general circulation in The City of New York, or on our web site, or through such other public medium as we deem appropriate at that time.

To exercise its repurchase right, a holder of notes must deliver to the trustee prior to the close of business on the fourth business day prior to the repurchase date written notice of such holder’s exercise of its repurchase right. Such notice must state:

•	if such notes are in certificated form, the certificate number(s) of the notes to be repurchased;

•	the portion of the principal amount of notes to be repurchased, in multiples of $1,000, provided that the remaining principal amount of notes is in an authorized denomination; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

Holders may withdraw any repurchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the fourth business day prior to the repurchase date. If a holder of notes delivers a repurchase notice, it may not thereafter surrender such notes for conversion unless such repurchase notice is properly withdrawn. The notice of withdrawal must specify:

•	the name of the holder;

•	the principal amount of notes in respect of which the repurchase notice is being withdrawn, which must be an integral multiple of $1,000;

•	if the notes subject to the withdrawal notice are in certificated form, the certificate number(s) of all notes subject to the withdrawal notice; and

•	the principal amount of notes, if any, that remains subject to the repurchase notice, which must be an integral multiple of $1,000.

If the notes are in book-entry form, the above notices must also comply with the appropriate procedures of DTC.

Holders electing to require us to repurchase notes must either effect book-entry transfer of notes in book-entry form in compliance with appropriate DTC procedures or deliver the notes in certificated form, together with necessary endorsements, to the paying agent prior to the repurchase date to receive payment of the repurchase price on the repurchase date. Holders will receive payment of the repurchase price promptly following the later of the repurchase date or the time of book-entry transfer or the delivery of the notes.

If the paying agent holds funds sufficient to pay the repurchase price of the notes on the repurchase date, then on and after such date:

•	such notes will cease to be outstanding;

•	interest on such notes will cease to accrue; and

•	all rights of holders of such notes will terminate except the right to receive the repurchase price.

Such will be the case whether or not book-entry transfer of the notes in book-entry form is made and whether or not notes in certificated form, together with the necessary endorsements, are delivered to the paying agent.

A “change in control” will be deemed to have occurred at the time that any of the following occurs:

•	consummation of any transaction or event (whether by means of a share exchange or tender offer applicable to our common shares, a liquidation, consolidation, recapitalization, reclassification, combination or merger of us or a sale, lease or other transfer of all or substantially all of our consolidated assets) or a series of related transactions or events pursuant to which all of our outstanding common shares are exchanged for, converted into or constitute solely the right to receive cash, securities or other property;

•	any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than us or any majority-owned subsidiary of ours or any employee benefit plan of ours or such subsidiary, is or becomes the “beneficial owner,” directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of our capital shares then outstanding entitled to vote generally in elections of directors; or

•	during any period of 12 consecutive months after the date of original issuance of the notes, persons who at the beginning of such 12-month period constituted our board of directors, together with any new persons whose election was approved by a vote of a majority of the persons then still comprising the board of directors who were either members of the board of directors at the beginning of such period or whose election, designation or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors.

However, the occurrence of an event specified in the first bullet point above will not be deemed to constitute a change in control if at least 90% of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in the transaction or transactions consists of common shares (or depositary receipts or other certificates representing common equity interests) traded on a national securities exchange in the United States (or will be so traded immediately following such merger, consolidation or other transaction) and as a result of the merger, consolidation or other transaction the notes become convertible into such common shares (or depositary receipts or other certificates representing common equity interests).

For purposes of these provisions, “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

The definition of “change in control” includes a phrase relating to the sale, lease or other transfer of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of the sale, lease or other transfer of less than all of our consolidated assets may be uncertain.

No notes may be repurchased by us at the option of the holders thereof if there has occurred and is continuing an event of default with respect to the notes (other than a default in the payment of the repurchase price for those notes). In addition, we may also be unable to repurchase the notes in accordance with their terms. See “Risk Factors — We may not have the cash necessary to pay cash amounts owing upon conversions of notes or to repurchase the notes on specified dates or following certain change in control transactions.”

To the extent legally required in connection with a repurchase of notes, we will comply with the provisions of Rule 13e-4 and other tender offer rules under the Exchange Act then applicable, if any, and will file a Schedule TO or any other required schedule under the Exchange Act. We will comply with all other federal and state securities laws in connection with any offer by us to repurchase the notes. To the extent the then applicable requirements under any federal or state securities laws, including Rule 13e-4 and the other tender offer rules under the Exchange Act, conflict with the terms of the notes, the applicable requirements under such federal and state securities laws shall control.

We may arrange for a third party to purchase any notes for which we receive a valid repurchase notice that is not withdrawn, in the manner and otherwise in compliance with the requirements set forth in the terms of the notes applicable to the offer to repurchase the notes. If a third party purchases any notes under these circumstances, then interest will continue to accrue on those notes and those notes will continue to be outstanding after the repurchase date and will be fungible with all other notes then outstanding. The third party subsequently may resell those purchased notes to other investors.

No Shareholder Rights for Holders of Notes

Holders of notes, as such, will not have any rights as our shareholders (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares).

Conversion Rights

Subject to the restrictions on ownership of our common shares and the conditions described below, holders may convert their notes at a conversion rate of           of our common shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $      per common share). Upon conversion of a note, we will pay cash up to the principal amount of the note and, to the extent that the conversion value (calculated as described below) exceeds the principal amount of the note, cash, common shares or a combination thereof (at our election) in respect of the excess. The conversion rate and the equivalent conversion price in effect at any given time are referred to in this prospectus supplement as the “conversion rate” and the “conversion price,” respectively, and will be subject to adjustment as described herein.

Upon conversion of a note, a holder will not receive any cash payment of interest (unless such conversion occurs after a record date and on or prior to the interest payment date to which it relates) and we will not adjust the conversion rate to account for accrued and unpaid interest. Our delivery to the holder of cash and common shares, if any, will be deemed to satisfy our obligation with respect to notes tendered for conversion. Accordingly, upon the conversion of notes, any accrued but unpaid interest will be deemed to be paid in full, rather than cancelled, extinguished or forfeited.

Upon the conversion of notes, accrued interest thereon will be deemed to be paid by delivery of the consideration due to the converting holder upon such conversion, except that holders of notes on a record date will be entitled to receive interest payable on the related interest payment date even if such notes are converted after such record date and on or prior to such interest payment date. Notes tendered for conversion by a holder after the close of business on any record date for an interest payment and on or prior to the corresponding interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the notes; provided, however, that no such payment will be required to be made

•	if we have specified a redemption date that is after such record date and on or prior to such interest payment date, or

•	with respect to overdue interest, if any overdue interest exists at the time of conversion with respect to such notes.

If a holder converts its notes and we have not elected to deliver cash in lieu of common shares, if any, otherwise deliverable, we will pay any documentary, stamp or similar issue or transfer tax due on the issue or delivery of our common shares upon the conversion unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax prior to receipt of such common shares.

If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable duly completed and manually signed conversion notice, together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required or, if the notes are in book-entry form, comply with appropriate procedures of DTC, and pay any transfer or similar tax, if required. The conversion agent will, on the holder’s behalf, convert the notes into cash and common shares, if any. Holders may obtain copies of the required form of the conversion notice from the conversion agent. We refer to the date on which a holder fully complies with the relevant procedures for conversion described above as the “conversion date.”

If a holder has already delivered a repurchase notice as described under either “— Repurchase at Option of Holders on Certain Dates” or “— Repurchase at Option of Holders upon a Change in Control” above, with respect to a note, that holder may not tender that note for conversion until the holder has properly withdrawn the repurchase notice.

Upon surrender of a note for conversion, the holder shall deliver to us cash equal to the amount that we are required to deduct and withhold under applicable law in connection with such conversion; provided, however, that if the holder does not deliver such cash, we may deduct and withhold from the consideration otherwise deliverable to such holder the amount required to be deducted and withheld under applicable law.

Holders may surrender their notes for conversion for cash and, if applicable, our common shares (or, at our election, cash in lieu of such common shares) at the applicable conversion rate prior to the close of business on the business day preceding May 15, 2040 only under any of the following circumstances:

•	during any fiscal quarter beginning after December 31, 2010 (and only during such fiscal quarter) if, and only if, the closing sale price of our common shares for at least 20 trading days (whether or not consecutive) in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 125% of the conversion price per common share in effect on the applicable trading day;

•	during the five consecutive trading-day period following any five consecutive trading-day period in which the trading price of the notes was less than 98% of the product of the closing sale price of our common shares multiplied by the applicable conversion rate;

•	if such notes have been called for redemption, at any time prior to the close of business on the second business day prior to the redemption date;

•	during prescribed periods upon the occurrence of specified transactions discussed below; or

•	if our common shares are not listed on a U.S. national or regional securities exchange for 30 consecutive trading days.

On or after May 15, 2040 until the close of business on the second business day preceding the stated maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances.

“Closing sale price” of our common shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common shares are traded. If our common shares are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “closing sale price” will be the last quoted bid price for our common shares in the over-the-counter market on the relevant date as reported by Pink Sheets LLC or similar organization. If our common shares are not so quoted, the “closing sale price” will be the average of the mid-point of the last bid and ask prices for our common shares on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

“Trading day” means a day during which trading in securities generally occurs on the NYSE or, if our common shares are not then listed on the NYSE, on the principal other U.S. national or regional securities exchange on which our common shares are then listed or, if our common shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which our common shares are then traded. If our common shares are not so listed or traded, “trading day” means a “business day.”

Make Whole Upon Certain Change in Control Transactions

If the effective date of a change in control occurs prior to November 15, 2015 as a result of a transaction described in the first or second bullets of the definition of change in control (as set forth above under “— Repurchase at Option of Holders upon a Change in Control”) and a holder elects to convert its notes in connection with such change in control as described below under “— Conversion Rights — Conversion upon Specified Transactions,” we will increase the applicable conversion rate for the notes surrendered for conversion by a number of additional common shares (the “additional change in control shares”) as described below. A conversion of notes will be deemed for these purposes to be “in connection with” such a change in control if the notice of conversion of the notes is received by the conversion agent from and including the effective date of the change in control up to and including the 30th business day following the effective date of the change in control.

The number of additional change in control shares will be determined by reference to the table below and is based on the date on which such change in control transaction becomes effective (the “effective date”) and the price (the “share price”) paid per common share of ours in such transaction. If the holders of our common shares receive only cash in the change in control transaction, the share price shall be the cash amount paid per our common share. Otherwise, the share price shall be the average of the closing sale prices of our common shares on the 10 consecutive trading days up to but excluding the effective date.

The share prices set forth in the first row of the table (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted share prices will equal the share prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the conversion rate as so adjusted. In addition, the number of additional change in control shares will be subject to adjustment in the same manner as the conversion rate as set forth below under “— Conversion Rate Adjustments.”

The following table sets forth the share price and number of additional change in control shares of ours to be received per $1,000 principal amount of notes:

Effective Date	$	$	$	$	$	$	$	$	$	$	$	$

November , 2010
November 15, 2011
November 15, 2012
November 15, 2013
November 15, 2014
November 15, 2015

The exact share prices and effective dates may not be set forth in the table, in which case:

(1) if the share price is between two share price amounts in the table or the effective date is between two dates in the table, the additional change in control shares will be determined by straight-line interpolation between the number of additional change in control shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year;

(2) if the share price is equal to or in excess of $      per common share of ours (subject to adjustment), no additional change in control shares will be delivered upon conversion; and

(3) if the share price is less than $      per common share of ours (subject to adjustment), no additional change in control shares will be delivered upon conversion.

Notwithstanding the foregoing, in no event will the total number of common shares deliverable upon conversion exceed           per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth below under “— Conversion Rate Adjustments.”

Conversion upon Satisfaction of Market Price Condition

A holder may surrender any of its notes for conversion during any fiscal quarter beginning after December 31, 2010 (and only during such fiscal quarter) if, and only if, the closing sale price of our common shares for at least 20 trading days (whether or not consecutive) in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 125% of the conversion price per common share in effect on the applicable trading day. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date of the event occurs, during that 30 consecutive trading-day period.

Conversion upon Satisfaction of Trading Price Condition

A holder may surrender any of its notes for conversion during the five consecutive trading-day period following any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes (as determined following a reasonable request by a holder of the notes) was less than 98% of the product of the closing sale price of our common shares multiplied by the applicable conversion rate.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the trustee for a $5,000,000 principal amount of notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, which may include the underwriters; provided that if at least two such bids cannot reasonably be obtained by the trustee, but one such bid can reasonably be obtained by the trustee, then one bid shall be used. If the trustee cannot reasonably obtain at least one bid for a $5,000,000 principal amount of notes from a nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the closing sale price of our common shares and the conversion rate on such determination date.

The trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination, and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing sale price of our common shares and the conversion rate, whereupon we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 98% of the product of the closing sale price of our common shares and the conversion rate.

Conversion upon Notice of Redemption

A holder may surrender for conversion any of the notes called for redemption at any time prior to the close of business on the second business day prior to the redemption date, even if the notes are not otherwise convertible at such time. The right to convert notes will expire at the close of business on the second business day prior to the redemption date unless we default in making the payment due upon redemption. A holder may convert fewer than all of its notes so long as the notes converted are an integral multiple of $1,000 principal amount and the remaining principal amount of notes is in an authorized denomination. However, if a holder has already delivered a repurchase notice with respect to a note, such holder may not surrender that note for conversion until it has withdrawn such notice in accordance with the terms of the notes.

Conversion upon Specified Transactions

If we elect to:

•	distribute to all holders of our common shares certain rights entitling them to purchase, for a period expiring within 45 days, our common shares at less than the closing sale price of our common shares on the trading day preceding the declaration date of such distribution; or

•	distribute to all holders of our common shares assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of our common shares on the trading day preceding the declaration date of such distribution, we must notify the holders of notes at least 45 days prior to the ex-dividend date for such distribution. Once we have given that notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or an announcement that such distribution will not take place; provided, however, that a holder may not exercise this conversion right if the holder may participate, on an as-converted basis, in the distribution without conversion of the notes. The ex-dividend date is the first date upon which a sale of our common shares does not automatically transfer the right to receive the relevant distribution from the seller of our common shares to its buyer.

In addition, if we are a party to a consolidation, merger or binding share exchange pursuant to which all of our common shares would be exchanged for cash, securities or other property that is not otherwise a change in control, a holder may surrender its notes for conversion at any time from and including the date that is 15 business days prior to the anticipated effective time of the transaction up to and including five business days after the actual date of such transaction. We will notify holders as promptly as practicable following the date we publicly announce such transaction (but in no event less than 15 business days prior to the anticipated effective time of such transaction).

If a change in control occurs as a result of a transaction described in the first or second bullets of the definition of change in control (as set forth under “— Repurchase at Option of Holders upon a Change in Control”), a holder will have the right to convert its notes at any time from and including the effective date of such transaction up to and including the 30th business day following the effective date of the transaction, subject to expiration of a holder’s conversion right with respect to any notes submitted for repurchase. We will notify holders as promptly as practicable following the date we publicly announce such change in control (but in no event later than five business days prior to the effective date of such change in control).

Conversion Upon Delisting of our Common Shares

A holder may surrender any of its notes for conversion at any time beginning on the first business day after our common shares have ceased to be listed on a U.S. national or regional securities exchange for a 30 consecutive trading-day period.

Conversion Settlement

Upon conversion of a note, we will pay cash up to the principal amount of the note and, to the extent that the conversion value (calculated as described below) exceeds the principal amount of the note, cash, common shares or a combination thereof (at our election) in respect of the excess, all as described below.

Upon conversion, we will deliver to holders in respect of each $1,000 principal amount of notes being converted, a “settlement amount” equal to the sum of the daily settlement amounts for each of the 30 trading days during the observation period.

The “daily settlement amount,” for each of the 30 trading days during the observation period, shall consist of:

•	cash equal to the lesser of (i) one-thirtieth of $1,000 and (ii) the daily conversion value; and

•	to the extent the daily conversion value exceeds one-thirtieth of $1,000, a number of common shares (the “daily share amount”), subject to our right to pay cash in lieu of all or a portion of such common shares as described below, equal to (i) the difference between the daily conversion value and one-thirtieth of $1,000, divided by (ii) the daily VWAP for such trading day.

By the close of business on the scheduled trading day prior to the first scheduled trading day of the applicable observation period, we may specify a percentage of the daily share amount that will be settled in cash (the “cash percentage”) and we will notify holders of notes of such cash percentage by notifying the trustee (the “cash percentage notice”). If we elect to specify a cash percentage, the amount of cash that we will deliver in lieu of all or the applicable portion of the daily share amount in respect of each trading day in the applicable observation period will equal (i) the cash percentage, multiplied by (ii) the daily share amount for such trading day (assuming we had not specified a cash percentage), multiplied by (iii) the daily VWAP for such trading day. The number of common shares deliverable in respect of each trading day in the applicable observation period will be a percentage of the daily share amount (assuming we had not specified a cash percentage) equal to 100% minus the cash percentage. If we do not specify a cash percentage, we must settle the entire daily share amount for each trading day in such observation period in our common shares (plus cash in lieu of fractional shares). We may, at our option, revoke any cash percentage notice in respect of any observation period by notifying the trustee; provided that we revoke such notice by the close of business on the scheduled trading day prior to the first scheduled trading day of such observation period.

“Daily conversion value” means, for each of the 30 consecutive trading days during the observation period, one-thirtieth of the product of (i) the applicable conversion rate and (ii) the daily VWAP of our common shares on such trading day.

“Daily VWAP” means, for each of the 30 consecutive trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “DDR.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such trading day (or if such volume-weighted average price is unavailable, the market value of one DDR common share on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). Daily VWAP will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

“Observation period” with respect to any note means:

•	if the relevant conversion date occurs prior to May 15, 2040 (other than in the case of a conversion following a notice of redemption as described in the following bullet), the 30 consecutive trading day period beginning on and including the second trading day after the conversion date;

•	if the relevant conversion date occurs on or after the date of issuance of a notice of redemption as described under “— Optional Redemption by Us,” but prior to the relevant redemption date, the 30 consecutive trading days beginning on and including the 32nd scheduled trading day preceding such redemption date; and

•	if the conversion date occurs on or after May 15, 2040, the 30 consecutive trading days beginning on and including the 32nd scheduled trading day preceding November 15, 2040.

For the purposes of determining payment upon conversion, “trading day” means a day during which (i) trading in our common shares generally occurs on the principal U.S. national or regional securities exchange or market on which our common shares are listed or admitted for trading and (ii) there is no market disruption event.

“Scheduled trading day” means a day that is scheduled to be a trading day on the principal U.S. national or regional securities exchange or market on which our common shares are listed or admitted for trading.

For the purposes of determining payment upon conversion, “market disruption event” means (i) a failure by the principal U.S. national or regional securities exchange or market on which our common shares are listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m. on any trading day for our common shares for an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common shares or in any options, contracts or future contracts relating to our common shares.

We will deliver the settlement amount to converting holders on the third business day following the last day of the observation period.

We will deliver cash in lieu of any fractional common share deliverable in connection with payment of the settlement amount (based on the closing sale price of our common shares on the last day of the applicable observation period).

Conversion Rate Adjustments

The conversion rate shall be adjusted from time to time as follows:

(i) If we issue common shares as a dividend or distribution on our common shares to all holders of our common shares, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	OS1 OS0

where

CR0	=	the conversion rate in effect immediately prior to the adjustment relating to such event
CR1	=	the new conversion rate in effect taking such event into account
OS0	=	the number of our common shares outstanding immediately prior to such event
OS1	=	the number of our common shares outstanding immediately after such event.

Any adjustment made pursuant to this paragraph (i) shall become effective on the date that is immediately after (x) the date fixed for the determination of shareholders entitled to receive such dividend or other distribution or (y) the date on which such split or combination becomes effective, as applicable. If any dividend or distribution described in this paragraph (i) is declared but not so paid or made, the new conversion rate shall be readjusted to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(ii) If we issue to all holders of our common shares any rights, warrants, options or other securities entitling them for a period of not more than 45 days after the date of issuance thereof to subscribe for or purchase our common shares, or if we issue to all holders of our common shares securities convertible into our common shares for a period of not more than 45 days after the date of issuance thereof, in either case at an exercise price per common share or a conversion price per common share less than the closing sale price of our common shares on the business day preceding the time of announcement of such issuance, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	OS0 + X OS0 + Y

where

CR0	=	the conversion rate in effect immediately prior to the adjustment relating to such event
CR1	=	the new conversion rate taking such event into account
OS0	=	the number of our common shares outstanding immediately prior to such event
X	=	the total number of our common shares issuable pursuant to such rights, warrants, options, other securities or convertible securities
Y	=	the number of our common shares equal to the quotient of (A) the aggregate price payable to exercise such rights, warrants, options, other securities or convertible securities and (B) the average of the closing sale prices of our common shares for the 10 consecutive trading days prior to the business day preceding the date of announcement for the issuance of such rights, warrants, options, other securities or convertible securities.

For purposes of this paragraph (ii), in determining whether any rights, warrants, options, other securities or convertible securities entitle the holders to subscribe for or purchase, or exercise a conversion right for, our common shares at less than the applicable closing sale price of our common shares, and in determining the aggregate exercise or conversion price payable for such common shares, there shall be taken into account any consideration we receive for such rights, warrants, options, other securities or convertible securities and any amount payable on exercise or conversion thereof, with the value of such consideration, if other than cash, to be determined by our board of directors. If any right, warrant, option, other security or convertible security described in this paragraph (ii) is not exercised or converted prior to the expiration of the exercisability or convertibility thereof, the new conversion rate shall be readjusted to the conversion rate that would then be in effect if such right, warrant, option, other security or convertible security had not been so issued.

(iii) If we distribute capital shares, evidences of indebtedness or other assets or property of ours to all holders of our common shares, excluding:

(A)	dividends, distributions, rights, warrants, options, other securities or convertible securities referred to in paragraph (i) or (ii) above,

(B) dividends or distributions paid exclusively in cash, and

(C) Spin-Offs described below in this paragraph (iii),

then the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	SP0 SP0 − FMV

where

CR0	=	the conversion rate in effect immediately prior to the adjustment relating to such event
CR1	=	the new conversion rate taking such event into account
SP0	=	the closing sale price of our common shares on the trading day preceding the ex-dividend date for such distribution
FMV	=	the fair market value (as determined in good faith by our board of directors) of the capital shares, evidences of indebtedness, assets or property distributed with respect to each outstanding common share of ours on the earlier of the record date or the ex-dividend date for such distribution.

An adjustment to the conversion rate made pursuant to the immediately preceding paragraph shall be made successively whenever any such distribution is made and shall become effective on the ex-dividend date for such distribution.

If we distribute to all holders of our common shares capital shares of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit of ours (a “Spin-Off ”), the conversion rate in effect immediately before the close of business on the date fixed for determination of holders of our common shares entitled to receive such distribution will be adjusted based on the following formula:

CR1	=	CR0	x	FMV0 + MP0 MP0

where

CR0	=	the conversion rate in effect immediately prior to the adjustment relating to such event
CR1	=	the new conversion rate taking such event into account
FMV0	=	the average of the closing sale prices of the capital shares or similar equity interest distributed to holders of our common shares applicable to one common share over the first 10 consecutive trading days after the effective date of the Spin-Off
MP0	=	the average of the closing sale prices of our common shares over the first 10 consecutive trading days after the effective date of the Spin-Off.

An adjustment to the conversion rate made pursuant to the immediately preceding paragraph will occur on the 10th trading day from and including the effective date of the Spin-Off.

If any such dividend or distribution described in this paragraph (iii) is declared but not paid or made, the new conversion rate shall be readjusted to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(iv) If we pay or make any cash dividend or distribution in respect of any of our quarterly fiscal periods (without regard to when paid) to all holders of our common shares in an aggregate amount that, together with other cash dividends or distributions paid or made in respect of such quarterly fiscal period, exceeds the product of $0.02 (the “Reference Dividend”) multiplied by the number of our common shares outstanding on the record date for such distribution, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	SP0 SP0 − C

where

CR0	=	the conversion rate in effect immediately prior to the adjustment relating to such event
CR1	=	the new conversion rate taking such event into account
SP0	=	the closing sale price of our common shares on the trading day preceding the ex-dividend date for such distribution
C	=	the amount in cash per share that we distribute to holders of our common shares in respect of such quarterly fiscal period that exceeds the Reference Dividend.

An adjustment to the conversion rate made pursuant to this paragraph (iv) shall become effective on the ex-dividend date for such dividend or distribution. If any dividend or distribution described in this paragraph (iv) is declared but not so paid or made, the new conversion rate shall be readjusted to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

The Reference Dividend shall be subject to adjustment on account of any of the events set forth in paragraphs (i), (ii) and (iii) above and paragraph (v) below. Any such adjustment will be effected by multiplying the Reference Dividend by a fraction, the numerator of which will equal the conversion rate in effect immediately prior to the adjustment on account of such event and the denominator of which will equal the conversion rate as adjusted.

(v) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common shares to the extent that the cash and value of any other consideration included in the payment per common share exceeds the closing sale price per common share on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “Expiration Time”), the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	AC + (SP1 x OS1) SP1x OS0

where

CR0	=	the conversion rate in effect immediately prior to the adjustment relating to such event
CR1	=	the new conversion rate taking such event into account
AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for our common shares purchased in such tender or exchange offer
OS0	=	the number of our common shares outstanding immediately prior to the date such tender or exchange offer expires
OS1	=	the number of our common shares outstanding immediately after such tender or exchange offer expires (after giving effect to the purchase or exchange of shares pursuant to such tender or exchange offer)
SP1	=	the average of the closing sale prices of our common shares for the 10 consecutive trading days commencing on the trading day next succeeding the date such tender or exchange offer expires.

If the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

Any adjustment to the conversion rate made pursuant to this paragraph (v) shall become effective on the date immediately following the determination of the average of the closing sale prices of our common shares for purposes of SP1 above. If we or one of our subsidiaries is obligated to purchase our common shares pursuant to any such tender or exchange offer but is permanently prevented by applicable law from effecting any such purchase or all such purchases are rescinded, the new conversion rate shall be readjusted to be the conversion rate that would be in effect if such tender or exchange offer had not been made.

If we have in effect a rights plan while any notes remain outstanding, holders of notes will receive, upon a conversion of notes in respect of which we are required to deliver common shares, in addition to such common shares, rights under our shareholder rights agreement unless, prior to such conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from our common shares. If the rights provided for in our rights plan have separated from our common shares in accordance with the provisions of the applicable shareholder rights agreement so that holders of notes would not be entitled to receive any rights in respect of our common shares, if any, that we are required to deliver upon conversion of notes, the conversion rate will be adjusted at the time of separation as if we had distributed to all holders of our common shares capital shares, evidences of indebtedness or other assets or property pursuant to paragraph (iii) above, subject to readjustment upon the subsequent expiration, termination or redemption of the rights.

In addition to the adjustments pursuant to paragraphs (i) through (v) above, we may increase the conversion rate in order to avoid or diminish any income tax to holders of our common shares resulting from any dividend or distribution of capital shares (or rights to acquire our common shares) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period if we have determined that such increase would be in our best interests. If we make such determination, it will be conclusive and we will mail to holders of the notes a notice of the increased conversion rate and the period during which it will be in effect at least 15 days prior to the date the increased conversion rate takes effect in accordance with applicable law.

We will not make any adjustment to the conversion rate if holders of the notes are permitted to participate, on an as-converted basis, in the transactions described above.

The applicable conversion rate will not be adjusted upon certain events, including but not limited to:

•	the issuance of any of our common shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in our common shares under any plan;

•	the issuance of any of our common shares or options or rights to purchase those shares pursuant to any present or future employee, trustee or consultant benefit plan, employee agreement or arrangement or program of ours;

•	the issuance of any of our common shares pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security outstanding as of the date the notes were first issued;

•	a change in the par value of our common shares;

•	accumulated and unpaid dividends or distributions; and

•	as a result of a tender offer solely to holders of fewer than 100 of our common shares.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% of the conversion rate. If the adjustment is not made because the adjustment does not change the conversion rate by at least 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment. Notwithstanding the foregoing, all adjustments not previously made will be given effect with respect to any conversion of notes.

If certain of the possible adjustments to the conversion rate of the notes are made (or, in certain other circumstances, if no adjustments are made), a holder may be deemed to have received a distribution with respect to our shares even though such holder has not received any cash or property as a result of such adjustments. We intend to withhold federal income tax (in the case of a Non-U.S. Holder) with respect to any deemed distribution from us, from cash payments of interest and payments in redemption, repurchase or conversion of the notes. See “Certain Federal Income Tax Considerations.”

Recapitalizations, Reclassifications and Changes of Our Common Shares

In the case of:

•	any recapitalization, reclassification or change of our common shares (other than changes resulting from a subdivision or combination or a change in par value);

•	any consolidation, merger or combination involving us;

•	any sale, lease or other transfer to a third party of the consolidated assets of ours and our subsidiaries substantially as an entirety; or

•	any statutory share exchange,

in each case, as a result of which all of our common shares would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at and after the effective time of the transaction, the right to convert each $1,000 principal amount of notes into cash and, if applicable, common shares (or cash in lieu of such common shares) based on a number of our common shares equal to the applicable conversion rate will be changed into the right to convert each $1,000 principal amount of notes into cash and units of reference property (as defined below) based on the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of our common shares equal to the conversion rate immediately prior to such transaction would have owned or been entitled to receive upon the occurrence of such transaction (such shares of stock, other securities or other property or assets, “reference property,” and the amount and kind of reference property that a holder of one of our common shares would have received in such transaction, a “unit of reference property”). In particular, at and after the effective time of the transaction (x) the amount otherwise payable in cash upon conversion of the notes as set forth under “— Conversion Settlement” above will continue to be payable in cash, (y) the number of our common shares otherwise deliverable upon conversion of the notes as set forth under “— Conversion Settlement” above will instead be deliverable in units of reference property (or cash in lieu of such units of reference property) and (z) the daily VWAP and the last reported sale price will, to the extent possible, be calculated based on the value of a unit of reference property. If the transaction causes our common shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), a unit of reference property will be deemed to be the weighted per share average of the types and amounts of consideration received by the holders of our common shares that affirmatively make such an election. We will notify holders of the weighted average as soon as practicable after such determination is made. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

Ownership Limit

In order to assist us in maintaining our qualification as a REIT for U.S. federal income tax purposes, our articles of incorporation provide that no person may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code, more than 5% of our outstanding common shares, subject to certain exceptions. Notwithstanding any other provision of the notes, no holder of notes will be entitled to convert such notes for our common shares to the extent that receipt of such common shares would cause such holder (together with such holder’s affiliates) to exceed the ownership limit contained in our articles of incorporation. See “Certain Federal Income Tax Considerations.”

Calculations in Respect of the Notes

Except as explicitly specified otherwise herein, we will be responsible for making all calculations required under the notes. These calculations include, but are not limited to, determinations of the conversion price and conversion rate applicable to the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of the notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon request within 20 business days of the effective date of any adjustment.

Merger, Consolidation or Sale

We may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other corporation, provided that:

•	we are the continuing entity, or the successor corporation expressly assumes payment of the principal of and interest on all of the outstanding notes and the due and punctual performance and observance of all of the covenants and conditions contained in the indenture;

•	if as a result of such transaction the notes become convertible into common shares or other securities issued by a third party, such third party assumes or fully and unconditionally guarantees all obligations under the notes and the indenture;

•	immediately after giving effect to the transaction and treating any indebtedness that becomes our obligation or our subsidiaries’ obligation as a result thereof as having been incurred by us or our subsidiaries at the time of the transaction, no event of default under the indenture, and no event which, after notice or the lapse of time, or both, would become an event of default, shall have occurred and be continuing; and

•	an officers’ certificate and legal opinion covering those conditions shall be delivered to the trustee.

Events of Default, Notice and Waiver

The following events are “events of default” with respect to the notes:

•	default for 30 days in the payment of any installment of interest on any note;

•	default in the payment of the principal of any note at the time such payment becomes due and payable;

•	default in the delivery when due of amounts owing upon conversion, on the terms set forth in the indenture and the notes, upon exercise of a holder’s conversion right in accordance with the indenture and the continuation of such default for 10 days;

•	our failure to provide notice of the occurrence of a change in control when required under the indenture;

•	default in the performance, or breach, of any other covenant or warranty contained in the indenture continued for 60 days after written notice as provided in the indenture;

•	default under any bond, debenture, note or other evidence of indebtedness of ours or under any mortgage, indenture or other instrument of ours under which there may be issued or by which there may be secured or evidenced any indebtedness of ours (or by any subsidiary, the repayment of which we have guaranteed or for which we are directly responsible or liable as obligor or guarantor), which results in the acceleration of indebtedness in an aggregate principal amount exceeding $25,000,000, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled as provided in the indenture; and

•	certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of us or of any significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act of 1933, or the Securities Act) of ours or of our or such significant subsidiary’s property.

If an event of default occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the notes outstanding may declare the principal amount of all of the notes to be due and payable immediately by written notice to us. If the holders give notice to us, they must also give notice to the trustee. However, at any time after a declaration of acceleration with respect to the notes has been made, the holders of a majority in principal amount of the notes then outstanding may rescind and annul such declaration and its consequences if:

•	we have deposited with the trustee all required payments of the principal of and interest payable on the notes plus certain fees, expenses, disbursements and advances of the trustee; and

•	all events of default have been cured or waived as provided in the indenture (except for the nonpayment of accelerated principal of the notes).

The indenture also provides that the holders of a majority in principal amount of the notes then outstanding may waive any past default with respect to the notes and its consequences. However, holders may not waive a default:

•	in the payment of the principal of or interest on any note;

•	our failure to convert any note in accordance with its terms; or

•	in respect of a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holder of each note outstanding affected thereby.

The indenture provides that the trustee is required to give notice to the holders of notes within 90 days of a default under the indenture. However, the trustee may withhold notice of any default to the holders of notes if certain officers of the trustee consider such withholding to be in the interest of the holders. The trustee may not withhold notice with respect to a default in the payment of the principal of or interest on any note.

The indenture provides that no holder of notes may institute any proceeding, judicial or otherwise, with respect to the indenture or for any remedy thereunder. However, a holder of notes may institute a proceeding if the trustee fails to act for 60 days after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the notes outstanding as well as an offer of reasonable indemnity. However, this provision will not prevent any holder of notes from instituting suit for the enforcement of payment of the principal of and interest on the notes, or for the delivery of amounts owing upon conversion of notes, in each case held by that holder at the respective due dates thereof.

Subject to provisions of the indenture relating to its duties in case of default and unless holders of notes then outstanding have offered reasonable security or indemnity to the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of the holders. The holders of a majority in principal amount of the notes outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. They also have the right to direct the time, method and place of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction which is in conflict with the indenture or any law which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of notes not joining therein.

Notwithstanding the foregoing, the indenture will provide that, to the extent elected by us, the sole remedy for an event of default relating to the failure to comply with the reporting obligations in the indenture, which are described below under the caption “— Provision of Financial Information,” and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act, will for the first 365 days after the occurrence of such an event of default consist exclusively of the right to receive special interest on the notes at an annual rate equal to 0.50% of the principal amount of the notes. This special interest will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which the special interest began to accrue on any notes. The special interest will accrue on all outstanding notes from and including the date on which an event of default relating to a failure to comply with the reporting obligations in the indenture first occurs to but not including the 365th day thereafter (or such earlier date on which the event of default shall have been cured or waived). On such 365th day (or earlier, if the event of default relating to the reporting obligations is cured or waived prior to such 365th day), such special interest will cease to accrue and, if the event of default relating to reporting obligations has not been cured or waived prior to such 365th day, the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders in the event of the occurrence of any other event of default. In the event we do not elect to pay special interest upon an event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

If we elect to pay special interest in connection with an event of default relating to the failure to comply with reporting obligations in the indenture, which are described below under “— Provision of Financial Information,” and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act in accordance with the preceding paragraph, we will notify all holders of notes and the trustee and paying agent of such election on or before the close of business on the date on which such event of default first occurs.

Within 120 days after the close of each fiscal year, we must deliver to the trustee a certificate signed by one of several specified officers. The certificate must state whether such officer has knowledge of any default under the indenture and, if so, specify each such default and the nature and status thereof.

Modification of the Indenture

Modifications and amendments to the indenture may be made only with the consent of the holders of a majority in principal amount of all notes outstanding which are affected by such modification or amendment. However, unless the consent of the holder of each affected note is obtained, no modification or amendment may:

•	change the date specified in the notes as the fixed date on which the principal is due and payable;

•	change the date specified in the notes as the fixed date on which any installment of interest is due and payable;

•	reduce the principal amount of any note;

•	reduce the rate or amount of interest on any note;

•	change the place of payment of principal or interest on any note;

•	change the currency for payment of principal of or interest on the notes;

•	impair the right to institute suit for the enforcement of any payment on or with respect to notes or the delivery of amounts owing upon conversion as required by the indenture upon the conversion of notes;

•	make any change that impairs or adversely affects the rights of a holder to convert notes in accordance with the indenture;

•	reduce the percentage of outstanding notes necessary to modify or amend the indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder, or to reduce the quorum or voting requirements set forth in the indenture; or

•	modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of the notes.

The indenture provides that the holders of a majority in principal amount of outstanding notes have the right to waive compliance by us with specified covenants in the indenture in respect of the notes.

We and the trustee may modify and amend the indenture without the consent of any holder of notes for any of the following purposes:

•	to evidence the succession of another person to our obligations under the indenture;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any of our rights or powers;

•	to add any additional event of default for the benefit of the holders of all the notes;

•	to secure the notes;

•	to provide for the acceptance of appointment by a successor trustee;

•	to facilitate the administration of the trusts under the indenture by more than one trustee;

•	to provide for conversion rights of holders of notes if any reclassification or change of our common shares or any consolidation, merger or sale of all or substantially all of our property or assets occurs; or

•	to cure any ambiguity, defect or inconsistency in the indenture, provided that such action shall not adversely affect in any material respect the interests of holders of notes.

The indenture provides that in determining whether the holders of the requisite principal amount of notes outstanding have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of notes, notes owned by us, any other obligor upon the notes, any of our affiliates or of such other obligor shall be disregarded.

The indenture contains provisions for convening meetings of the holders of notes. The trustee may call a meeting at any time. We or the holders of at least 10% in principal amount of the notes outstanding may also call a meeting upon request. Notice of a meeting must be given as provided in the indenture. Except for any consent that must be given by the holder of each note affected by certain modifications and amendments of the indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the notes outstanding. However, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage which is less than a majority in principal amount of the outstanding notes may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding notes. Any resolution passed or decision taken at any duly held meeting of holders of notes will be binding on all holders of notes. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be the persons holding or representing a majority in principal amount of the outstanding notes. However, if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding notes, the persons holding or representing such specified percentage in principal amount of the outstanding notes will constitute a quorum.

Notwithstanding the provisions described above, if any action is to be taken at a meeting of holders of notes with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding notes affected thereby:

•	there shall be no minimum quorum requirement for such meeting and

•	the principal amount of the notes outstanding that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the indenture.

Certain Inapplicable Provisions of the Base Indenture

The provisions of the base indenture described in the accompanying prospectus under the heading “Description of Debt Securities — Material Covenants” will not be applicable to the notes.

Discharge

The provisions of Article Four of the base indenture described in the accompanying prospectus under the heading “Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance” will not be applicable to the notes. Instead, we may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the exchange agent, if applicable, after the notes have become due and payable, whether on the stated maturity date, any redemption date or any repurchase date, or upon conversion or otherwise, cash or common shares (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable by us under the indenture. Such discharge is subject to the terms of the indenture.

Provision of Financial Information

We will file with the trustee, within 15 days after we are required to file the same with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may prescribe) that we are required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act. If we are not required to file information, documents or reports pursuant to either of those sections, then we will file with the trustee and the SEC such reports as may be prescribed by the SEC at such time. Notwithstanding anything to the contrary in the foregoing, the trustee agrees that we will be deemed to have furnished such information referred to in this paragraph to the trustee if we have filed such reports with the SEC via the EDGAR filing system (or any successor system) and such reports and other information are publicly available.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of Ohio.

Trustee

U.S. Bank National Association will be the trustee, registrar, conversion agent, bid solicitation agent and paying agent. If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any notes only after those holders have offered the trustee indemnity satisfactory to it.

If the trustee becomes one of our creditors, it will be subject to limitations on its rights to obtain payment of claims or to realize on some property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign.

Book-Entry System

The notes will be issued in the form of one or more fully-registered global notes in book-entry form, which will be deposited with, or on behalf of, DTC and registered in the name of DTC’s nominee, Cede & Co. Except as set forth below, the global notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

So long as DTC or its nominee is the registered owner of a global note, DTC or its nominee, as the case may be, will be considered the sole holder of the notes represented by such global note for all purposes under the indenture and the beneficial owners of the notes will be entitled only to those rights and benefits afforded to them in accordance with DTC’s regular operating procedures. Upon specified written instructions of a participant in DTC, DTC will have its nominee assist participants in the exercise of certain holders’ rights, such as demand for acceleration of maturity or an instruction to the trustee. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture.

If (i) DTC is at any time unwilling or unable to continue as depositary or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days, (ii) an event of default under the indenture relating to the notes has occurred and is continuing or (iii) we, in our sole discretion, determine at any time that the notes shall no longer be represented by a global note, we will issue individual notes in certificated form of the same series and like tenor and in the applicable principal amount in exchange for the notes represented by the global note. In any such instance, an owner of a beneficial interest in a global note will be entitled to physical delivery of individual notes in certificated form of the same series and like tenor, equal in principal amount to such beneficial interest and to have the notes in certificated form registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof and will be issued in registered form only, without coupons.

DTC will act as securities depositary for the notes. The notes will be issued as fully-registered notes registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC.

The following is based on information furnished by DTC. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, which eliminates the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others, sometimes referred to in this prospectus as indirect participants, that clear transactions through or maintain a custodial relationship with a direct participant either directly or indirectly. Indirect participants include securities brokers and dealers, banks and trust companies. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of the notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The beneficial interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of beneficial interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their beneficial interests in notes, except in the event that use of the book-entry system for the notes is discontinued. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Such limits and such laws may impair the ability of such persons to own, transfer or pledge beneficial interests in a global note.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC will be registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts the notes will be credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemption, tenders, defaults, and proposed amendments to the security documents. For example, beneficial owners of the notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners. In the alternative, beneficial owners may wish to provide their names and addresses to the registrar of the notes and request that copies of the notices be provided to them directly. Any such request may or may not be successful.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the regular record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

We will pay principal of and interest on the notes in same-day funds to the trustee and from the trustee to DTC, or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records upon DTC’s receipt of funds and corresponding detail information from us or the trustee. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of these participants and not of us, the trustee, DTC, or any other party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is the responsibility of us or the trustee, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of the direct or indirect participants.

We will send any redemption notices to DTC. If less than all of the notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

A beneficial owner of notes shall give notice to elect to have its notes purchased or tendered, through its participant, to the conversion agent and shall effect delivery of such notes by causing the direct participant to transfer the participant’s interest in notes, on DTC’s records, to the conversion agent. The requirement for physical delivery of notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the notes are transferred by direct participants on DTC’s records and followed by a book-entry credit of tendered notes to the conversion agent’s DTC account.

DTC may discontinue providing its services as securities depositary for the notes at any time by giving us reasonable notice. Under such circumstances, if a successor securities depositary is not obtained, we will print and deliver certificated notes. We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, we will print and deliver certificated notes.

We, the underwriters and the trustee will have no responsibility or liability for any aspect of the records relating to or payments made on account of the beneficial interests in a global note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

The information in this section concerning DTC and DTC’s system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the notes, our qualification and taxation as a REIT and the acquisition, ownership and disposition of common shares into which the notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated under the Code, administrative rulings and pronouncements and judicial decisions. These authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences materially and adversely different from those set forth below.

This summary is limited to beneficial owners of notes that purchase the notes in this offering for a price equal to the “issue price” of the notes (i.e., the first price at which a substantial amount of the notes is sold to investors, excluding sales to bond houses, brokers, or similar persons or persons acting in the capacity of underwriters, placement agents or wholesalers) and that will hold the notes as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax considerations arising under other U.S. federal tax laws (such as estate and gift tax laws) or the tax laws of any foreign, state or local jurisdiction. In addition, this discussion does not address any U.S. federal alternative minimum tax consequences or all of the tax considerations that may be applicable to holders’ particular circumstances and does not deal with holders that may be subject to special tax rules under the U.S. federal income tax laws, such as, for example:

•	banks, insurance companies, or other financial institutions;

•	real estate investment trusts and regulated investment companies and their shareholders;

•	tax-exempt organizations;

•	brokers and dealers in securities or currencies;

•	persons who have ceased to be citizens or residents of the United States for U.S. federal income tax purposes;

•	traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar or who hold notes through a foreign entity or foreign account;

•	holders that will hold the notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

•	holders deemed to sell the notes under the constructive sale provisions of the Code or that acquire notes as part of a wash sale transaction;

•	partnerships (or other entities or arrangements classified as partnerships for U.S. federal income tax purposes) and other pass-through entities, or investors in such entities; or

•	holders that acquire the notes for a price other than their issue price.

This summary of certain U.S. federal income tax considerations is for general information only and is not tax advice. This summary is not binding on the Internal Revenue Service, which we refer to as the IRS. We have not sought, and will not seek, any ruling from the IRS with respect to the statements made in this summary, and there can be no assurance that the IRS will not take a position contrary to these statements or that a contrary position taken by the IRS would not be sustained by a court. If you are considering purchasing the notes, you are urged to consult your own tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax considerations arising under other U.S. federal tax laws, the laws of any state, local or foreign taxing jurisdiction or any applicable income tax treaty.

Consequences to U.S. Holders of the Notes

The following is a summary of the general U.S. federal income tax consequences that will apply to you if you are a “U.S. Holder” of the notes. Certain consequences to “Non-U.S. Holders” of the notes are described under

“— Consequences to Non-U.S. Holders of the Notes,” below. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, a state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds notes, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are an entity or arrangement treated as a partnership for U.S. federal income tax purposes (or if you are a partner in such a partnership), you are urged to consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of the notes to you.

Interest.  Stated interest on the notes will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Redemption or Repurchase of the Notes.  You will generally recognize gain or loss upon the sale, exchange, redemption, repurchase or other taxable disposition of a note (other than a conversion into a combination of cash or common shares as further described below) equal to the difference (if any) between the amount realized on such disposition (other than amounts attributable to accrued but unpaid stated interest, which, if not previously taxed, will be taxable as ordinary interest income) and your tax basis in the note. Your tax basis in a note generally will be the purchase price paid therefor. Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, your holding period for the note is more than one year. Certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of taxation in respect of long-term capital gain, which rates are scheduled to increase on January 1, 2011. The deductibility of capital losses is subject to certain limitations.

Conversion of the Notes for Cash.  A conversion of a note in exchange solely for cash will be treated as a taxable sale or exchange of the note, as described above under “— Sale, Exchange, Redemption or Repurchase of the Notes.”

Conversion of the Notes for Cash and Common Shares.  The tax treatment of a conversion of a note into cash and common shares is uncertain. You are urged to consult with your tax advisors regarding the consequences of such a conversion. If we satisfy the conversion obligation in part cash and part common shares, we intend to take the position that the notes are securities for U.S. federal income tax purposes and that, as a result, the exchange would be treated as a recapitalization. In such case, you will recognize as taxable income any gain realized in the conversion to the extent of the cash received, but no loss (except in the case of cash received in lieu of a fractional common share) will be recognized on such conversion. Your adjusted tax basis in the common shares received tax-free will equal your tax basis in the corresponding note (reduced by any tax basis allocable to a fractional share), less the amount of cash received (excluding cash received in lieu of a fractional share), plus the amount of taxable gain recognized on the conversion. Your holding period for the common shares received will include the holding period for the corresponding note that is surrendered upon conversion. Cash received in lieu of a fractional common share upon conversion of the notes will generally be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share generally will result in capital gain or loss measured by the difference between the cash received for the fractional share and your tax basis allocable to the fractional share.

If the notes are not treated as securities for U.S. federal income tax purposes, the treatment of a conversion in which a U.S. Holder receives a combination of common shares and cash is unclear. The transaction might be viewed as consisting of a nontaxable exchange of a portion of each note for common shares and a taxable exchange of the remaining portion of each note for cash (with the consequences described above under “— Conversion of the Notes for Cash”). Alternatively, the transaction might be viewed as a fully taxable exchange of the entire note for a combination of cash and common shares. U.S. Holders are encouraged to consult their own advisors concerning the tax treatment to them if the notes are converted for a combination of our common shares and cash. To the extent that the receipt of common shares upon conversion of a note is treated as a taxable exchange, a U.S. Holder’s tax basis in the common shares received generally will equal the fair market value of such common shares on the date of receipt and a U.S. Holder’s holding period for the common shares will not include the period during which the U.S. Holder held the note so converted.

Constructive Distributions.  The conversion rate of the notes is subject to adjustment under certain circumstances as described above in “Description of the Notes — Conversion Rights.” Certain adjustments (or the absence of such adjustments) to the conversion rate of the notes that increase a noteholder’s proportionate interest in our assets or earnings and profits may result in a taxable constructive distribution to the holder, whether or not the holder ever converts the notes. Any such taxable deemed distribution would not be eligible for a dividends-received deduction or the preferential tax rates applicable to dividends discussed below. A deemed distribution would arise, for example, if the conversion price were adjusted to compensate you for certain distributions of cash or property to our shareholders. However, a change in conversion price that simply prevents the dilution of your interests upon a share split or other change in capital structure, if made under a bona fide, reasonable adjustment formula, would not be treated as a taxable deemed distribution. Any taxable deemed distribution will be taxable as a dividend to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gains. You are urged to consult your own tax advisor with respect to the tax consequences of any adjustment (or the absence of any adjustment) to the conversion rate and any resulting deemed distribution.

Ownership and Disposition of Shares Received Upon Conversion.  The tax consequences of owning and disposing of common shares received upon conversion of the notes are described below under “— Taxation of Taxable U.S. Shareholders” and “— Taxation of Tax-Exempt Shareholders.”

Consequences to Non-U.S. Holders of the Notes

The following is a summary of the general U.S. federal income tax consequences that will apply to you if you are a “Non-U.S. Holder” of the notes. As used in this prospectus supplement, the term “Non-U.S. Holder” means a beneficial owner of a note (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a holder of a note, the U.S. federal income tax treatment of a partner in such a partnership will generally depend on the status of the partner and the activities of the partnership. Partners in such a partnership are urged to consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them of acquiring, holding or disposing of the notes.

Payments of Interest.  Subject to the discussion of backup withholding below, if you are a Non-U.S. Holder, you will generally not be subject to U.S. federal income tax or the 30% U.S. federal withholding tax on interest paid on the notes so long as that interest is not effectively connected with your conduct of a trade or business within the United States, provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our shares that are entitled to vote within the meaning of Section 871(h)(3) of the Code and the Treasury Regulations thereunder;

•	you are not a controlled foreign corporation for U.S. federal income tax purposes that is actually or constructively related to us through sufficient stock ownership (as provided in the Code);

•	you are not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

•	you provide the applicable withholding agent with, among other things, your name and address, and certify, under penalties of perjury, that you are not a U.S. person within the meaning of the Code (which certification may be made on an IRS Form W-8BEN (or other applicable form)).

The applicable Treasury Regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these Treasury Regulations, special rules apply to pass-through entities and this certification requirement may also apply to beneficial owners of pass-through entities.

If you cannot satisfy the requirements described above, payments of interest will generally be subject to the 30% U.S. federal withholding tax, unless you provide the applicable withholding agent with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to U.S. federal withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “— Interest or Gain Effectively Connected with a U.S. Trade or Business”).

Sale, Exchange, Redemption or Repurchase of the Notes.  Subject to the discussion of backup withholding below, you will generally not be subject to U.S. federal income or withholding tax on any gain recognized on the sale or other taxable disposition of a note (including a retirement or redemption), unless:

•	you are an individual non-U.S. holder, you are present in the United States for at least 183 days in the taxable year of such disposition and certain other conditions are met;

•	that gain is effectively connected with the conduct by you of a trade or business within the United States, except as otherwise provided by an applicable income tax treaty; or

•	the notes constitute a U.S. real property interest within the meaning of FIRPTA.

If you are described in the first bullet point above, you will generally be subject to U.S. federal income tax at a rate of 30% on the amount by which your capital gains allocable to U.S. sources, including gain from such disposition, exceed any U.S.-source capital losses recognized in the same taxable year, except as otherwise required by an applicable income tax treaty. If you are described in the second bullet point, see “— Interest or Gain Effectively Connected with a U.S. Trade or Business,” below. If the notes were to constitute a U.S. real property interest under FIRPTA, a sale or exchange of a note would generally be subject to the rules regarding taxation and withholding of U.S. federal income tax on sales of common shares under FIRPTA, as described below under “— Taxation of Non-U.S. Shareholders — Sale of Shares.” Although we believe that currently the notes do not constitute U.S. real property interests, and that we therefore would not currently be required to withhold under FIRPTA, there can be no assurance that the notes will not constitute U.S. real property interests depending on the facts in existence at the time of any redemption, repurchase, conversion or retirement of a note (as more fully described below), in which case we may be required to withhold 10% of any amounts payable on the redemption, repurchase, conversion or retirement by us of a note. Non-U.S. Holders are urged to consult their tax advisors as to whether the sale, redemption, repurchase or conversion of a note for our common shares is exempt from U.S. federal income tax under FIRPTA, which may be exempt, if (i) our common shares are part of a class of shares that is regularly traded on an established securities market and such Non-U.S. Holders held notes that, on the date of their acquisition, had a fair market value equal to or less than the fair market value on that date of 5% of the common shares, or (ii) we are a domestically-controlled REIT. We will be a domestically-controlled REIT if at all times during a specified testing period we are a REIT and less than 50% in value of our shares is held directly or indirectly by non-U.S. persons. We believe that we currently are a domestically-controlled REIT, but because our common shares are publicly traded, there can be no assurance that we in fact are qualified or will continue to qualify as a domestically-controlled REIT. If a sale, redemption, repurchase or conversion of a note for our common shares is exempt from U.S. federal income tax under FIRPTA, any amounts withheld from such payments to a Non-U.S. Holder may be refunded or credited against such Non-U.S. Holder’s federal income tax liability, if any, if such Non-U.S. Holder files with the IRS, on a timely basis, the required IRS forms.

To the extent that the amount realized on any disposition of notes is attributable to accrued but unpaid interest, such amount generally will be treated in the same manner as payments of interest as described under the heading “— Payments of Interest” above.

Interest or Gain Effectively Connected with a U.S. Trade or Business.  If you are engaged in a trade or business in the United States and interest on a note or gain recognized from the sale, exchange, redemption or other taxable disposition of a note is effectively connected with the conduct of that trade or business (and, if an income tax treaty applies, is attributable to a permanent establishment maintained by you in the United States), you will generally be subject to U.S. federal income tax (but not the 30% U.S. federal withholding tax if you provide an IRS Form W-8ECI with respect to interest, as described above) on that interest or gain on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a “branch profits tax” equal to 30% (or lower applicable income tax treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest or gain effectively connected with your trade or business in the United States will be included in your earnings and profits.

Conversion of the Notes for Solely Cash or for a combination of Common Shares and Cash.  To the extent you recognize any gain as a result of the receipt of cash in the conversion (including the receipt of cash in lieu of a fractional share upon conversion), such gain would be subject to the rules with respect to the sale or exchange of a note described above under “— Sale, Exchange, Redemption or Repurchase of the Notes.”

Constructive Distributions.  The conversion rate is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to Non-U.S. Holders of the notes. See “— Consequences to U.S. Holders of the Notes — Constructive Distributions,” above. In such case, the deemed distribution would be subject to the rules described under, respectively, “— Taxation of Non-U.S. Shareholders,” below. Because such deemed distributions will not give rise to any cash from which any applicable U.S. federal withholding tax can be satisfied, the indenture provides that we may set off any withholding tax that we are required to collect with respect to any such deemed distribution against cash payments of interest or from cash or common shares otherwise deliverable to a holder upon a conversion of notes or a redemption or repurchase of a note. Until such time as judicial, legislative, or regulatory guidance becomes available that would, in our reasonable determination, permit us to treat such deemed distributions as other than deemed dividend distributions treated as ordinary income, we in general intend to withhold on such distributions at a 30% rate or whatever treaty rate is applicable to ordinary income dividends from REITs, to the extent such dividends are made out of our current or accumulated earnings and profits. A Non-U.S. Holder who is subject to withholding tax under such circumstances is urged to consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

Ownership and Disposition of Shares Received Upon Conversion.  The tax consequences of owning and disposing of common shares received upon conversion of the notes are described below under “— Taxation of Non-U.S. Shareholders.”

Information Reporting and Backup Withholding.  Generally, information returns will be filed with the IRS in connection with payments of interest on the notes and proceeds from the sale or other taxable disposition (including a retirement or redemption) of the notes. Copies of applicable information returns reporting such payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable treaty or agreement.

You may be subject to backup withholding of tax (currently at a rate of 28%, but which rate is scheduled to increase to 31% for taxable years beginning on or after January 1, 2011) on payments of interest and, depending on the circumstances, the proceeds of a sale or other taxable disposition (including a retirement or redemption) unless you comply with certain certification procedures to establish that you are not a U.S. person. The certification procedures required to claim an exemption from withholding of tax on interest described above generally will satisfy the certification requirements necessary to avoid backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Taxation of the Company

General.  We elected to be taxed as a REIT under the Code, commencing with our taxable year ended December 31, 1993. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Code, commencing with our taxable year ended December 31, 1993. We intend to continue to operate in this manner.

The law firm of Jones Day has acted as our tax counsel in connection with the filing of this prospectus supplement. We have received the opinion of Jones Day to the effect that we have qualified as a REIT under the Code for our taxable years ended December 31, 1993 through December 31, 2009, and our current and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code for our taxable year ending December 31, 2010 and for future taxable years. The opinion of Jones Day is based on current law, which is subject to change, possibly with retroactive effect. It must be emphasized that the opinion of Jones Day is based upon certain assumptions and representations as to factual matters made by us, including representations made by us in a representation letter and certificate provided by one of our officers and our factual representations set forth in this prospectus supplement and in the accompanying prospectus. Any variation from the factual statements set forth herein, in the accompanying prospectus, or in the representation letter and certificate we have provided to Jones Day may affect the conclusions upon which its opinion is based.

Furthermore, an opinion of counsel is not binding on the IRS or any court and no assurance can be given that the IRS will not challenge our qualifications as a REIT. Moreover, our qualification and taxation as a REIT depend upon our ability, through actual annual operating results and methods of operation, to meet the various qualification tests imposed under the Code discussed below, including income types, asset composition, distribution levels and diversity of share ownership, the results of which have not been and will not be monitored by Jones Day on a continuing basis. In addition, our ability to qualify as a REIT also depends in part upon the operating results, organizational structure and entity classification for federal income tax purposes of certain affiliated entities, including affiliates that have made elections to be taxed as REITs and for whom the actual results of the various REIT qualification tests are not being monitored by Jones Day on a continuing basis. Accordingly, no assurance can be given that our actual results of operation for any particular year have satisfied or will satisfy those requirements for qualification and taxation as a REIT. Similarly, we have significant subsidiaries that have elected to be taxed as REITs and are therefore subject to the same qualification tests.

Provided we qualify for taxation as a REIT, we generally will not be subject to U.S. federal corporate income taxes on our taxable income that is distributed currently to our shareholders. This treatment substantially eliminates the “double taxation” (once at the corporate level when earned and once again at the shareholder level when distributed) that generally results from investment in a C corporation. However, we will be subject to U.S. federal income tax as follows:

First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

Second, we may be subject to the “alternative minimum tax” on our items of tax preference under some circumstances.

Third, if we have (a) net income from the sale or other disposition of “foreclosure property” (defined generally as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property) which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest U.S. federal corporate income tax rate on this income.

Fourth, we will be subject to a 100% tax on any net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business).

Fifth, if we fail to satisfy the 75% or 95% gross income tests (as discussed below), but have maintained our qualification as a REIT because we satisfied certain other requirements, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amounts by which we fail the 75% or 95% gross income tests multiplied by (b) a fraction intended to reflect our profitability.

Sixth, if we fail to satisfy any of the REIT asset tests (as described below) by more than a de minimis amount, due to reasonable cause and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

Seventh, if we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for the year, (b) 95% of our REIT capital gain net income for the year (other than certain long-term capital gains for which we make a capital gains designation (described below) and on which we pay the tax), and (c) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

Eighth, if we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be subject to tax at the highest regular corporate tax rate on the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that we will not make an election pursuant to existing Treasury Regulations to recognize such gain at the time we acquire the asset.

Ninth, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a “taxable REIT subsidiary” of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Tenth, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

Requirements for Qualification as a REIT.  The Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3) that would be taxable as a domestic corporation, but for the special provisions of the Code applicable to REITs;

(4) that is not a financial institution or an insurance company within the meaning of the Code;

(5) that is beneficially owned by 100 or more persons;

(6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year;

(7) that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions;

(8) that elects to be a REIT, or has made such election for a previous year, and satisfies the applicable filing and administrative requirements to maintain qualification as a REIT; and

(9) that adopts a calendar year accounting period.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), certain pension funds and other tax-exempt entities are treated as individuals, subject to a “look-through” exception with respect to certain pension funds.

We believe that we have satisfied each of the above conditions. In addition, our articles of incorporation and code of regulations provide for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. In general, if we fail to satisfy these share ownership requirements, our status as a REIT will terminate. However, if we comply with the rules in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares, and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

Ownership of Interests in Partnerships and Limited Liability Companies.  In the case of a REIT which is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, based on its capital interest in the partnership or limited liability company, subject to special rules relating to the 10% REIT asset test (described below). Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and items of gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of partnerships and limited liability companies taxed as partnerships, in which we are, directly or indirectly through other partnerships or limited liability companies taxed as partnerships, a partner or member, are treated as our assets and items of income for purposes of applying the REIT qualification requirements described in this prospectus (including the income and asset tests described below).

Ownership of Interests in Qualified REIT Subsidiaries.  We own 100% of the stock of a number of corporate subsidiaries that are qualified REIT subsidiaries (each, a “QRS”) and may acquire stock of one or more new subsidiaries. A corporation qualifies as a QRS if 100% of its outstanding stock is held by us, and we do not elect to treat the corporation as a taxable REIT subsidiary, as described below. A QRS is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a QRS are treated as our assets, liabilities and items of income, deduction and credit for all purposes of the Code, including the REIT qualification tests. For this reason, references to our income and assets include the income and assets of any QRS. A QRS is not subject to federal income tax, and our ownership of the voting stock of a QRS is ignored for purposes of determining our compliance with the ownership limits described below under “— Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries.  For taxable years beginning after December 1, 2000, REITs may own more than 10% of the voting power and value of securities in a taxable REIT subsidiary (“TRS”). A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with the REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to income tax as a regular C corporation. In addition, a TRS may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the TRS’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of a TRS will not be subject to the 10% or 5% asset tests described below, and its operations will be subject to the provisions described above.

Income Tests.  We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year at least 75% of our gross income (excluding gross income from prohibited transactions) must be derived directly or indirectly from investments relating to real property or mortgages secured by real property, including “rents from real property,” dividends from other REITs, interest income derived from mortgage loans secured by real property and gains from the sale of real estate assets, as well as certain types of temporary investment income. Second, in each taxable year at least 95% of our gross income (excluding gross income from prohibited transactions) must be derived directly or indirectly from income from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

Rents we receive will qualify as “rents from real property” for purposes of satisfying the gross income tests for a REIT described above only if all of the following conditions are met:

•	The amount of rent must not be based in any way on the income or profits of any person, although rents generally will not be excluded solely because they are based on a fixed percentage or percentages of gross receipts or gross sales.

•	We, or an actual or constructive owner of 10% or more of our capital stock, must not actually or constructively own 10% or more of the interests in the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such tenant that is our TRS, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a TRS in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of outstanding stock of such TRS.

•	Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.”

•	For rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property (subject to a 1% de minimis exception), other than through an independent contractor from whom the REIT derives no revenue or through a TRS. The REIT may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Any amounts we receive from a TRS with respect to the TRS’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We do not intend to charge rent for any property that is based in whole or in part on the net income or profits of any person (except by reason of being based on a percentage of gross receipts or sales, as heretofore described), and we do not intend to rent any personal property (other than in connection with a lease of real property where less than 15% of the total rent is attributable to personal property). We directly perform services under certain of our leases, but such services are not rendered to the occupant of the property. Furthermore, these services are usual and customary management services provided by landlords renting space for occupancy in the geographic areas in which we own property. To the extent that the performance of any services provided by us would cause amounts received from our tenants to be excluded from rents from real property, we intend to hire a TRS, or an independent contractor from whom we derive no revenue, to perform such services.

On February 23, 2009, we entered into a stock purchase agreement with Mr. Alexander Otto to issue and sell to him and certain members of his family (collectively, the “Otto Family”) our common shares representing in excess of 20% of our outstanding common shares. In connection therewith, we entered into a waiver agreement pursuant to which we agreed to waive the related party limit contained in our articles of incorporation that would otherwise have prohibited the Otto Family (and other persons who may be deemed to have constructive ownership of common shares owned by the Otto Family) from constructively owning more than 9.8% of our outstanding common shares. The waiver agreement contains provisions for monitoring and restricting ownership by the Otto Family of our tenants. These provisions, however, may not ensure that rents from our tenants will qualify as “rents from real property.”

For purposes of these gross income tests, the term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of some or all of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. We may invest from time to time in mortgage debt and mezzanine loans when we believe the investment will allow us to acquire control of the underlying property. Interest on debt secured by a mortgage on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if a loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the interest income attributable to the portion of the principal amount of the loan that is not secured by real property — that is, the amount by which the loan exceeds the value of the real estate that is security for the loan. Mezzanine loans are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. IRS Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests described below, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, we anticipate that the mezzanine loans we may acquire typically will not meet all of the requirements for reliance on this safe harbor. We intend to invest in mezzanine loans in a manner that will enable us to continue to satisfy the gross income and asset tests.

From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Except to the extent determined by the IRS, income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as such as specified in the Code and that hedges indebtedness incurred or to be incurred by us to acquire or carry real estate as specified in the Code will not constitute gross income for purposes of the 95% gross income test (for hedging transactions entered into on or after January 1, 2005) and the 75% gross income test (for hedging transactions entered into after July 30, 2008) and therefore will be exempt from these gross income tests. Gross income from such hedging transactions entered into prior to July 30, 2008 is treated as nonqualifying income for purposes of the 75% gross income test. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of interest rate changes or fluctuations with respect to borrowings made or to be made by us (and for transactions entered into after July 30, 2008, it also includes a transaction entered into to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% and 95% gross income tests). To the extent that we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. Commencing with our taxable year beginning January 1, 2005, we generally may make use of the relief provisions if:

(i) following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations; and

(ii) our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income.  Any gain we realize on the sale of any property other than foreclosure property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Whether property is held primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. We do not intend to engage in prohibited transactions.

Penalty Tax.  Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by one of our TRSs, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Asset Tests.  At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instruments that are purchased with the proceeds of a stock offering or public offering of debt at least five years, but only for the one-year period beginning on the date we receive such proceeds. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, of the investments included in the 25% asset class, and except for investments in another REIT, a QRS or a TRS, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, commencing with our taxable year beginning January 1, 2005, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code. Fourth, no more than 25% (20% for taxable years beginning before January 1, 2009) of the value of our assets may be comprised of securities of one or more TRSs.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe we have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests. If we failed to cure any noncompliance with the asset tests within the 30 day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

We believe that our holdings of securities and other assets will comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. Certain mezzanine loans we make or acquire may qualify for the safe harbor in Revenue Procedure 2003-65 (discussed above) pursuant to which certain loans secured by a first priority security interest in ownership interests in a partnership, including an entity classified as a partnership for federal income tax purposes, such as a limited liability company, or an entity classified as a disregarded entity for federal income tax purposes will be treated as qualifying real estate assets for purposes of the 75% asset test. We may make some mezzanine loans that do not qualify for that safe harbor. We intend to make such investments in such a manner so as not to fail the asset tests described above.

Commencing with our taxable year beginning January 1, 2005, certain relief provisions may be available to us if we fail to satisfy the asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% REIT asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or the period of time prescribed by Treasury Regulations to be issued. For violations due to reasonable cause and not willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT under any of the asset tests, after the 30 day cure period, by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset test within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets and (iii) disclosing certain information to the IRS.

Although we expect to satisfy the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance we will always be successful. If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements.  To maintain our qualification as a REIT, we are required to distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to the sum of 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and 90% of our net income (after tax), if any, from foreclosure property; minus the excess of the sum of certain items of noncash income (i.e., income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable) over 5% of “REIT taxable income” as described above.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset on the date we acquired the asset over (b) our adjusted basis in the asset on the date we acquired the asset.

We must pay the distributions described above in the taxable year to which they relate (“current distributions”), or in the following taxable year if they are either (i) declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration (“throwback distributions”) or (ii) paid during January to shareholders of record in October, November or December of the prior year (“deemed current distributions”). Throwback distributions are taxable to our shareholders for the year in which they are paid, even though the distributions relate to the prior year for purposes of our 90% distribution requirement. Current distributions are taxable for the year they are paid and deemed current distributions, although distributed in January, are taxable for the year of their record date. The amount distributed must not be preferential — i.e., every shareholders of the class of stock to which a distribution is made must be treated the same as every other shareholders of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. We believe we have made and intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements.

We generally expect that our REIT taxable income will be less than our cash flow because of the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements because of timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable share dividends. Additionally, the IRS has recently issued a revenue procedure in which it provided that certain stock distributions declared by a publicly-traded REIT with respect to a taxable year ending on or before December 31, 2011 may qualify as dividends for purposes of the distribution requirements so long as shareholders are given the choice of receiving stock or cash distributions, the aggregate amount of cash distributions are not limited to less than 10% of the aggregate distribution, and certain other requirements are satisfied.

Under certain circumstances, we may be able to rectify a failure (due to for example, an IRS adjustment such as an increase in our taxable income or a reduction in reported expenses) to meet the 90% distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based on the amount of any deduction taken for deficiency dividends.

In addition, we would be subject to a 4% excise tax to the extent we fail to distribute during each calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year (other than certain long-term capital gains for which we make a Capital Gains Designation (as defined under “— Retention of Net Long-Term Capital Gains” below) and on which we pay the tax), and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which a REIT-level corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating the excise tax.

We intend to make timely distributions to satisfy the annual distribution requirements.

Earnings and Profits Distribution Requirement.  In order to qualify as a REIT, we cannot have at the end of any taxable year any undistributed “earnings and profits” that are attributable to a “C corporation” taxable year (i.e., a year in which a corporation is neither a REIT nor an S corporation).

Failure to Qualify.  Commencing with our taxable year beginning January 1, 2005, specified cure provisions are available to us in the event that we violate a provision of the Code that would result in our failure to qualify as a REIT. These cure provisions would reduce the instances that could lead to our disqualification as a REIT for violations due to reasonable cause and would instead generally require the payment of a monetary penalty. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us, and we will not be required to distribute any amounts to our shareholders. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of our current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Taxation of Taxable U.S. Shareholders

The following summary describes certain U.S. federal income tax consequences to taxable U.S. Shareholders with respect to an investment in our common shares. Certain U.S. federal income tax consequences applicable to tax-exempt shareholders are described under the subheading “— Taxation of Tax-Exempt Shareholders,” below and certain U.S. federal income tax consequences applicable to Non-U.S. Shareholders are described under the subheading “— Taxation of Non-U.S. Shareholders,” below.

As used herein, the term “U.S. Shareholder” means a holder of shares who, for United States federal income tax purposes:

(i) is a citizen or resident of the United States;

(ii) is a corporation or other entity classified as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

(iii) is an estate the income of which is subject to United States federal income taxation regardless of its source; or

(iv) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. Shareholders.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds our common shares, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner holding our common shares, you are urged to consult your tax advisors about the consequences of the purchase, ownership and disposition of our common shares by the partnership.

Distributions Generally.  As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, generally will constitute dividends taxable to our taxable U.S. Shareholders as ordinary income. For purposes of determining whether distributions to holders of shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred shares and then to our common shares. These distributions will not be eligible for the dividends-received deduction in the case of U.S. Shareholders that are corporations.

Because we generally are not subject to federal income tax on the portion of our REIT taxable income distributed to our shareholders, our ordinary dividends generally are not eligible for the reduced 15% rate currently available to most non-corporate taxpayers through 2010, and will continue to be taxed at the higher tax rates applicable to ordinary income. However, the reduced 15% rate does apply to our distributions (1) to the extent attributable to dividends received by us from non-REIT corporations, such as a TRS; and (2) to the extent attributable to income upon which we have paid corporate income tax (for example, if we distribute taxable income that we retained and paid tax on in the prior year).

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Shareholders. This treatment will reduce the adjusted basis which each U.S. Shareholder has in his shares for tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a U.S. Shareholder’s adjusted basis in his shares will be taxable as capital gains (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months shall be treated as both paid by us and received by the shareholders on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

Stock Dividends.  The IRS recently issued a revenue procedure regarding the tax treatment of stock distributions paid by a REIT. Under that guidance, which currently applies through the 2011 taxable year unless extended, a REIT may pay up to 90% of a distribution in common stock. No determination has been made as to whether we will make future distributions in a combination of cash and common shares that meet the IRS requirements. Paying all or a portion of a dividend in a combination of cash and common shares would allow us to satisfy our REIT taxable income distribution requirement, while enhancing our financial flexibility and balance sheet strength.

If we make a dividend distribution in a combination of cash and common shares that satisfies the revenue procedure, a U.S. Shareholder generally would include the sum of the value of the common shares and the amount of cash received in its gross income as dividend income to the extent that such U.S. Shareholder’s share of the distribution is made out of its share of the portion of our current and accumulated earnings and profits allocable to such distribution. The value of any common shares received as part of a distribution generally is equal to the amount of cash that could have been received instead of the common shares. Depending on the circumstances of the U.S. Shareholder, the tax on the distribution may exceed the amount of the distribution received in cash, in which case such U.S. Shareholder would have to pay the tax using cash from other sources. A U.S. Shareholder that receives common shares pursuant to a distribution generally has a tax basis in such common shares equal to the amount of cash that could have been received instead of such common shares as described above, and a holding period in such common shares that begins on the day following the payment date for the distribution.

Capital Gain Distributions.  Distributions that we properly designate as capital gain dividends (and undistributed amounts for which we properly make a capital gains designation) will be taxable to U.S. Shareholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time we have held the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. Shareholders at either a 15% or a 25% rate, depending on the nature of the asset giving rise to the gain. Corporate U.S. Shareholders may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

Passive Activity Losses and Investment Interest Limitations.  Distributions we make and gain arising from the sale or exchange by a U.S. Shareholder of our shares will be treated as portfolio income. As a result, U.S. Shareholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. Shareholder may elect to treat capital gain dividends, capital gains from the disposition of stock and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the shareholders will be taxed at ordinary income rates on such amount. Other distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will not be treated as investment income under certain circumstances.

Retention of Net Long-Term Capital Gains.  We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election (a “Capital Gains Designation”) we would pay tax on our retained net long-term capital gains. In addition, to the extent we make a Capital Gains Designation, a U.S. Shareholder generally would:

(i) include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its income tax return for its taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount that is includable);

(ii) be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. Shareholder’s long-term capital gains;

(iii) receive a credit or refund for the amount of tax deemed paid by it;

(iv) increase the adjusted basis of its shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

(v) in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated.

Dispositions of Shares.  Generally, if you are a U.S. Shareholder and you sell or dispose of your shares, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the shares as a capital asset and will be long-term capital gain or loss if you have held the shares for more than one year. However, if you are a U.S. Shareholder and you recognize loss upon the sale or other disposition of shares that you have held for six months or less (after applying certain holding period rules), the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from us which were required to be treated as long-term capital gains.

The maximum tax rate for individual taxpayers on net long-term capital gains (i.e., the excess of net long-term capital gain over net short-term capital loss) is currently 15% for most assets. In the case of individuals whose ordinary income is taxed at a 10% or 15% rate, the 15% rate is reduced to 5%. Absent future legislation, the maximum tax rate on long-term capital gains will return to 20% in 2011.

Backup Withholding.  We report to our U.S. Shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the shareholders’ income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status. See ‘‘— Taxation of Non-U.S. Shareholders.”

Taxation of Tax-Exempt Shareholders

The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income (“UBTI”) when received by a tax-exempt entity. Based on that ruling, and provided that (1) a tax-exempt U.S. shareholder has not held our common stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or ownership of shares is financed through a borrowing by the tax-exempt shareholder) and (2) our common shares are not otherwise used in an unrelated trade or business, dividend income from us and income from the sale of our common shares generally will not be UBTI to a tax-exempt shareholder.

Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

Notwithstanding the above, a pension trust (1) that is described in Section 401(a) of the Code and is tax-exempt under Section 501(a) of the Code and (2) that owns more than 10% of the value of our shares could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (a) one pension trust owns more than 25% of the value of our shares or (b) a group of pension trusts, each individually holding more than 10% of the value of our shares, collectively owns more than 50% of our shares and (2) we would not have qualified as a REIT without relying upon the “look through” exemption for certain trusts under Section 856(h)(3) of the Code to satisfy the requirement that not more than 50% in value of our outstanding shares are owned by five or fewer individuals. We do not expect to be classified as a “pension held REIT,” but because our shares are publicly traded, we cannot guarantee this will always be the case.

Tax-exempt shareholders are encouraged to consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of an investment in our shares.

Taxation of Non-U.S. Shareholders

The following discussion addresses the rules governing United States federal income taxation of the ownership and disposition of shares by persons that Non-U.S. Shareholders. For purposes of this summary, a “Non-U.S. Shareholder” is a beneficial owner of our common shares that is not a U.S. Shareholder and is not a partnership or other entity that is treated as a partnership for U.S. federal income tax purposes. The rules governing United States federal income taxation of Non-U.S. Shareholders are complex and no attempt is made herein to provide more than a brief summary of such rules. Non-U.S. Shareholders are urged to consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences to them of an acquisition of shares of our common shares, including tax return filing requirements and the U.S. federal, state, local and foreign tax treatment of dispositions of interests in, and the receipt of distributions from, us.

Distributions Generally.  Distributions that are neither attributable to gain from our sale or exchange of U.S. real property interests nor designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by you of a United States trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Dividends that are treated as effectively connected with the conduct of a United States trade or business will be subject to tax on a net basis (that is, after allowance for deductions) at graduated rates, in the same manner as dividends paid to U.S. Shareholders are subject to tax, and are generally not subject to withholding. Any such dividends received by a Non-U.S. Shareholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

We expect to withhold United States income tax at the rate of 30% on any distributions made to you unless:

•	a lower treaty rate applies and you provide us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

•	you provide us an IRS Form W-8ECI claiming that the distribution is income effectively connected with your trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to you to the extent that such distributions do not exceed your adjusted basis in our shares. Instead, the distribution will reduce the adjusted basis of such shares. To the extent that such distributions exceed your adjusted basis in our shares, they will give rise to gain from the sale or exchange of such shares. The tax treatment of this gain is described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we expect to treat all distributions as made out of our current or accumulated earnings and profits and we therefore expect to withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests.  Distributions to you that we properly designate as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to United States federal income taxation, unless (1) the investment in our shares is treated as effectively connected with your United States trade or business, in which case you will be subject to the same treatment as U.S. Shareholders with respect to such gain, except that a Non-U.S. Shareholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or (2) you are a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case you will be subject to a 30% tax on your capital gains.

Distributions that are attributable to gain from sales or exchanges of “U.S. real property interests” by us are taxable to a Non-U.S. Shareholder under FIRPTA. The term “U.S. real property interests” includes interests in U.S. real property. Under FIRPTA, subject to the 5% Exception (discussed below), a distribution attributable to gain from sales of United States real property interests is considered effectively connected with a U.S. business of the Non-U.S. Shareholder and will be subject to U.S. federal income tax at the rates applicable to U.S. Shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals), without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of distribution attributable to gain from the sale or exchange of the United States real property interest.

However, any distribution with respect to any class of stock which is regularly traded on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 35% United States withholding tax described above, if you did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution (the “5% Exception”). Instead, such distributions will be treated as ordinary dividend distributions and, as a result, Non-U.S. Shareholders generally would be subject to withholding tax on such distributions in the same manner as they are subject to ordinary dividends.

Stock Dividends.  Under a revenue procedure issued by the IRS regarding the tax treatment of stock distributions paid by a REIT, which currently applies through the 2011 taxable year unless extended, a REIT may pay up to 90% of a distribution in common stock. No determination has been made as to whether we will make future distributions in a combination of cash and common shares that meet the IRS requirements. Such distributions would, however, be subject to withholding tax in the same manner as described herein under “— Distributions Generally” and “— Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests.”

Retention of Net Capital Gains.  Although the law is not clear on the matter, it appears that amounts designated by us as retained capital gains in respect of the shares held by Non-U.S. Shareholders generally should be treated in the same manner as actual distributions by us of capital gain dividends. Under this approach, you would be able to offset as a credit against your United States federal income tax liability resulting from your proportionate share of the tax paid by us on such retained capital gains, and to receive from the IRS a refund to the extent your proportionate share of such tax paid by us exceeds your actual United States federal income tax liability.

Sale of Shares.  Gain recognized by a Non-U.S. Shareholder upon the sale or exchange of our shares generally will not be subject to United States taxation unless such shares constitute a U.S. real property interest. Our shares will not constitute a U.S. real property interest if we are a domestically-controlled qualified investment entity, which includes a REIT. A REIT is domestically controlled if, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by Non-U.S. Shareholders. We believe that we are, and expect to continue to be, a domestically controlled REIT. However, because our shares are publicly traded, no assurance can be given that we are or will be a domestically controlled REIT.

Even if we do not qualify as a domestically-controlled REIT at the time you sell or exchange our shares, gain arising from such a sale or exchange would not be subject to tax under FIRPTA as a sale of a U.S. real property interest provided that (1) such shares are of a class of our shares that is regularly traded, as defined by applicable Treasury regulations, on an established securities market such as the NYSE; and (2) you owned, actually and constructively, 5% or less in value of such class of our shares throughout the shorter of the period during which you held such shares or the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of our shares were subject to taxation under FIRPTA, you would be subject to regular United States federal income tax with respect to such gain in the same manner as a taxable U.S. Shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax adjustment in the case of nonresident alien individuals) and the purchaser of the shares would be required to withhold and remit to the IRS 10% of the purchase price.

Notwithstanding the foregoing, gain from the sale or exchange of our shares not otherwise subject to FIRPTA will be taxable to you if either (1) the investment in our shares is effectively connected with your United States trade or business or (2) you are a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met.

Backup Withholding Tax and Information Reporting.  Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds from the disposition of shares made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example, by properly certifying your non-U.S. Holder status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

Recent Legislation

Recently enacted legislation regarding foreign account tax compliance, effective for payments made after December 31, 2012, imposes a withholding tax of 30% on dividend payments and the payment of gross proceeds from the disposition of our common shares paid to certain foreign financial institutions, investment funds and other non-U.S. persons unless various information reporting and certain other requirements are satisfied. Prospective investors should consult their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in our common shares.

State and Local Tax Consequences

We may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax treatment discussed above. In addition, your state and local tax treatment may not conform to the federal income tax treatment discussed above. You are urged to consult your own tax advisors regarding the effect of state and local tax laws on an investment in our common shares.

Medicare Tax

Recently enacted health care legislation, effective for taxable years beginning after December 31, 2012, imposes a new 3.8% Medicare tax on certain U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds. This new tax will apply to interest on, and gain from the disposition of, the notes as well as dividends paid with respect to, and any gain from the disposition of, our common shares. Prospective investors are encouraged to consult their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

CERTAIN ERISA CONSIDERATIONS

The following summary regarding certain aspects of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code is based on ERISA and the Code, judicial decisions and U.S. Department of Labor and IRS regulations and rulings that are in existence on the date of this prospectus supplement. This summary is general in nature and does not address every issue pertaining to ERISA that may be applicable to us, the notes or a particular investor. Accordingly, each prospective investor should consult with his, her or its own counsel in order to understand the ERISA-related issues that affect or may affect the investor with respect to this investment.

ERISA and the Code impose certain requirements on employee benefit plans that are subject to Title I of ERISA and plans subject to Section 4975 of the Code (each such employee benefit plan or plan, a “Plan”) and on those persons who are “fiduciaries” with respect to Plans. In considering an investment of the assets of a Plan subject to Title I of ERISA in the notes, a fiduciary must, among other things, discharge its duties solely in the interest of the participants of such Plan and their beneficiaries and for the exclusive purpose of providing benefits to such participants and beneficiaries and defraying reasonable expenses of administering the Plan. A fiduciary must act prudently and must diversify the investments of a Plan subject to Title I of ERISA so as to minimize the risk of large losses, as well as discharge its duties in accordance with the documents and instruments governing such Plan. In addition, ERISA generally requires fiduciaries to hold all assets of a Plan subject to Title I of ERISA in trust and to maintain the indicia of ownership of such assets within the jurisdiction of the district courts of the United States. A fiduciary of a Plan subject to Title I of ERISA should consider whether an investment in the notes satisfies these requirements.

An investor who is considering acquiring the notes with the assets of a Plan must consider whether the acquisition and holding of the notes will constitute or result in a non-exempt prohibited transaction. Section 406(a) of ERISA and Sections 4975(c)(1)(A), (B), (C) and (D) of the Code prohibit certain transactions that involve a Plan and a “party in interest” as defined in Section 3(14) of ERISA or a “disqualified person” as defined in Section 4975(e)(2) of the Code with respect to such Plan. Examples of such prohibited transactions include, but are not limited to, sales or exchanges of property (such as the notes) or extensions of credit between a Plan and a party in interest or disqualified person. Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Code generally prohibit a fiduciary with respect to a Plan from dealing with the assets of the Plan for its own benefit (for example when a fiduciary of a Plan uses its position to cause the Plan to make investments in connection with which the fiduciary (or a party related to the fiduciary) receives a fee or other consideration).

ERISA and the Code contain certain exemptions from the prohibited transactions described above, and the Department of Labor has issued several exemptions, although certain exemptions do not provide relief from the prohibitions on self-dealing contained in Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Code. Exemptions include Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code pertaining to certain transactions with non-fiduciary service providers; Department of Labor Prohibited Transaction Class Exemption (“PTCE”) 95-60, applicable to transactions involving insurance company general accounts; PTCE 90-1, regarding investments by insurance company pooled separate accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 84-14, regarding investments effected by a qualified professional asset manager; and PTCE 96-23, regarding investments effected by an in-house asset manager. There can be no assurance that any of these exemptions will be available with respect to the acquisition of the notes. Under Section 4975 of the Code, excise taxes are imposed on disqualified persons who participate in non-exempt prohibited transactions (other than a fiduciary acting only as such).

As a general rule, a governmental plan, as defined in Section 3(32) of ERISA (a “Governmental Plan”), a church plan, as defined in Section 3(33) of ERISA, that has not made an election under Section 410(d) of the Code (a “Church Plan”) and non-U.S. plans are not subject to the requirements of ERISA or Section 4975 of the Code. Accordingly, assets of such plans may be invested without regard to the fiduciary and prohibited transaction considerations described above. Although a Governmental Plan, a Church Plan or a non-U.S. plan is not subject to ERISA or Section 4975 of the Code, it may be subject to other U.S. federal, state or local laws or non-U.S. laws that regulate its investments (a “Similar Law”). A fiduciary of a Government Plan, a Church Plan or a non-U.S. plan should make its own determination as to the requirements, if any, under any Similar Law applicable to the acquisition of the notes.

The notes may be acquired by a Plan or an entity whose underlying assets include the assets of a Plan or by a Governmental Plan, a Church Plan or a non-U.S. plan, but only if the acquisition will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of Similar Law. Therefore, any investor in the notes will be deemed to represent and warrant to us and the trustee that (1)(a) it is not (i) a Plan, (ii) an entity whose underlying assets include the assets of a Plan, (iii) a Governmental Plan, (iv) a Church Plan or (v) a non-U.S. plan, (b) it is a Plan or an entity whose underlying assets include the assets of a Plan and the acquisition and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or (c) it is a Governmental Plan, a Church Plan or a non-U.S. plan that is not subject to (i) ERISA, (ii) Section 4975 of the Code or (iii) any Similar Law that prohibits or taxes (in terms of an excise or penalty tax) the acquisition or holding of the notes; and (2) it will notify us and the trustee immediately if, at any time, it is no longer able to make the representations contained in clause (1) above. Any purported transfer of the notes to a transferee that does not comply with the foregoing requirements shall be null and void ab initio.

This offer is not a representation by us or the underwriters that an acquisition of the notes meets all legal requirements applicable to investments by Plans, entities whose underlying assets include assets of a Plan, Governmental Plans, Church Plans or non-U.S. plans or that such an investment is appropriate for any particular Plan, entities whose underlying assets include assets of a Plan, Governmental Plan, Church Plan or non-U.S. plan.

UNDERWRITING

We intend to offer the notes through the underwriters. J.P. Morgan Securities LLC, Goldman, Sachs & Co., Deutsche Bank Securities Inc. and UBS Securities LLC are acting as the representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Principal Amount
Underwriter	of Notes
J.P. Morgan Securities LLC	$
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
UBS Securities LLC

Total	$300,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose to initially offer the notes at a price of     % of the principal amount of the notes, plus accrued interest, if any, from the original issue date of the notes, and to dealers at that price less a concession not in excess of     % of the principal amount of the notes, plus accrued interest, if any, from the original issue date of the notes. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Note	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated to be approximately $345,000 and are payable by us.

Over-Allotment Option

We have granted an option to the underwriters to purchase up to an additional $45,000,000 principal amount of the notes at the public offering price less the underwriting discount, plus accrued interest, if any, from the original issue date of the notes. The underwriters may exercise this option within the 30-day period beginning on the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional notes proportionate to that underwriter’s initial amount reflected in the above table.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of this offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors.

No Sales of Similar Securities

We have agreed that, for a period of 60 days from the date of this prospectus supplement, and our directors and executive officers have agreed that, for a period of 45 days from the date of this prospectus supplement, and subject to certain exceptions (including sales of common shares by our directors and executive officers to satisfy tax obligations in connection with the granting or vesting of equity awards acquired pursuant to one or more of our equity incentive plans and sales by Scott A. Wolstein, our Executive Chairman of the Board, pursuant to his existing 10b5-1 plan), we and they will not, without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co., offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our common shares, or any options or warrants to purchase any of our common shares, or any securities convertible into, exchangeable for or that represent the right to receive our common shares. In the event that either (x) during the last 17 days of this restricted period, we issue an earnings release or a press release announcing a significant event or (y) prior to the expiration of this restricted period, we announce that we will release earnings results or a press release announcing a significant event during the 17-day period beginning on the last day of the restricted period, the restrictions described under this caption shall continue to apply until the expiration of the 17-day period beginning on the first day following the date of the earnings release or press release. However, such extension will not apply if, within three business days prior to the 15th calendar day before the last day of the restricted period, we deliver a certificate signed by our Chief Executive Officer or Chief Financial Officer, certifying that our common shares are “actively traded securities’’ as defined in Regulation M.

None of our significant shareholders have agreed, in connection with this offering, to any limitation on their ability to sell or otherwise dispose of common shares owned or held by them.

Price Stabilization and Short Positions

In connection with this offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes.

If the underwriters create a short position in the notes in connection with this offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the notes to stabilize the price or to reduce a short position could cause the price of the notes to be higher than it might be in the absence of such purchases.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because a representative has repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes or our common shares. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. These transactions may be effected in the over-the-counter market or otherwise.

Electronic Offer, Sale and Distribution of Securities

In connection with this offering, the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail. In addition, the underwriters will be facilitating Internet distribution for this offering to certain of their Internet subscription customers. The underwriters intend to allocate a limited number of notes for sale to their online brokerage customers. An electronic prospectus supplement and accompanying prospectus is available on the Internet web sites maintained by the underwriters. Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the underwriters’ web sites is not part of this prospectus supplement or the accompanying prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates have in the past provided, and may in the future provide, investment banking, commercial banking, derivative transactions and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The underwriters or their respective affiliates are lenders under our $950 million unsecured revolving credit facility. Upon any application of the net proceeds from this offering to repay amounts under this facility, each of the foregoing lenders will receive their proportionate share of the amount being repaid. See “Use of Proceeds.”

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Each of the underwriters may arrange to sell securities offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area, the EU plus Iceland, Norway and Liechtenstein, which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus supplement may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This prospectus supplement, as well as any other material relating to the notes which are the subject of the offering contemplated by this prospectus supplement, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The notes will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the notes, including, but not limited to, this prospectus supplement and the accompanying prospectus, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The notes are being offered in Switzerland by way of a private placement, that is to a small number of selected investors only, without any public offer and only to investors who do not purchase the notes with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This prospectus supplement and the accompanying prospectus, as well as any other material relating to the notes, are personal and confidential and does not constitute an offer to any other person. This prospectus supplement and the accompanying prospectus may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

This prospectus supplement and the accompanying prospectus relate to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus supplement and the accompanying prospectus are intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus supplement or the accompanying prospectus nor taken steps to verify the information set out in them, and has no responsibility for them. The notes which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the notes offered hereby will be passed upon for us by Jones Day. Certain legal matters with respect to the notes will be passed upon for the underwriters by Sidley Austin LLP.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting), incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Developers Diversified Realty Corporation

Debt Securities
Preferred Shares
Depositary Shares Representing Preferred Shares
Common Shares
Common Share Warrants

We may offer and sell from time to time our debt securities, preferred shares, depositary shares representing preferred shares, common shares and common share warrants. We may sell any combination of these securities in one or more offerings with an indeterminate aggregate initial offering price.

We will provide the specific terms of the securities to be offered in one or more supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

We may sell the securities directly or to or through underwriters or dealers, and also to other purchasers or through agents. The names of any underwriters or agents that are included in a sale of securities to you, and any applicable commissions or discounts, will be stated in an accompanying prospectus supplement. In addition, the underwriters, if any, may over-allot a portion of the securities.

Our common shares are listed on the New York Stock Exchange under the symbol “DDR.” Our Class G Cumulative Preferred Shares, Class H Cumulative Redeemable Preferred Shares and Class I Cumulative Redeemable Preferred Shares are listed on the New York Stock Exchange under the symbols “DDR-PG,” “DDR-PH” and “DDR-PI,” respectively.

Investing in any of our securities involves risks. Please read carefully the section entitled “Risk Factors” beginning on page 1 of this prospectus.

Our executive offices are located at 3300 Enterprise Parkway, Beachwood, Ohio 44122, and our telephone number is (216) 755-5500.

We impose certain restrictions on the ownership of our common shares so that we can maintain our qualification as a real estate investment trust. You should read the information under the heading “Description of Common Shares — Restrictions on Ownership” in this prospectus for a description of those restrictions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 13, 2009.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in or incorporated by reference into this prospectus, any applicable supplement to this prospectus or any applicable free writing prospectus. You must not rely upon any information or representation not contained in or incorporated by reference into this prospectus, any applicable supplement to this prospectus or any applicable free writing prospectus as if we had authorized it. This prospectus and any applicable prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate. Nor do this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is correct on any date after their respective dates, even though this prospectus or an applicable supplement is delivered or securities are sold on a later date. Our business, financial condition and results of operations may have changed since those dates.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings of an indeterminate number and amount of securities.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information under the heading “Where You Can Find More Information” and “Information We Incorporate By Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement or in any free writing prospectus that we may provide you. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus, any prospectus supplement, any document incorporated by reference or any free writing prospectus is accurate as of any date, other than the date of the applicable document. We are not making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we,” “us,” “our,” “the Company” or “DDR” mean Developers Diversified Realty Corporation and all wholly-owned and majority-owned subsidiaries and consolidated joint ventures of Developers Diversified Realty Corporation.

THE COMPANY

We are an Ohio corporation and are a self-administered and self-managed real estate investment trust, or a REIT, operating as a fully integrated real estate company which acquires, develops and leases shopping centers.

Our executive offices are located at 3300 Enterprise Parkway, Beachwood, Ohio 44122, and our telephone number is (216) 755-5500. Our website is located at http://www.ddr.com. Information on, or accessible through, our website is not part of, or incorporated by reference into, this prospectus other than the documents that we file with the Securities and Exchange Commission, or the SEC, and incorporate by reference into this prospectus.

RISK FACTORS

Investing in our securities involves risk. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and in our most recent Quarterly Reports on Form 10-Q, which are incorporated herein by reference and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. If any of these risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of our securities could decline, and you could lose all or a part of your investment.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference contain “forward-looking” information, as defined in the Private Securities Litigation Reform Act of 1995, that is based on current expectations, estimates and projections. Forward-looking information includes, without limitation, statements related to acquisitions (including any related pro forma financial information) and other business development activities, future capital expenditures, financing sources and availability and the effects of environmental and other regulations. Although we believe that the expectations reflected in those forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be achieved. For this purpose, any statements contained herein that are not statements of historical fact should be deemed to be forward-looking statements. Without limiting the foregoing, the words “will,” “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” “projects,” “intends,” “potential,” “forecasts” and similar expressions are intended to identify forward-looking statements. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control and that could cause actual results to differ materially from those expressed or implied in the forward-looking statements and could materially affect our actual results, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. We expressly state that we have no current intention to update any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the following:

•	We are subject to general risks affecting the real estate industry, including the need to enter into new leases or renew leases on favorable terms to generate rental revenues, and the current economic downturn may adversely affect the ability of our tenants, or new tenants, to enter into new leases or the ability of our existing tenants to renew their leases at rates at least as favorable as their current rates;

•	We could be adversely affected by changes in the local markets where our properties are located, as well as by adverse changes in national economic and market conditions;

•	We may fail to anticipate the effects on our properties of changes in consumer buying practices, including catalog sales and sales over the Internet and the resulting retailing practices and space needs of our tenants or a general downturn in our tenants’ businesses, which may cause tenants to close stores;

•	We are subject to competition for tenants from other owners of retail properties, and our tenants are subject to competition from other retailers and methods of distribution. We are dependent upon the successful operations and financial condition of our tenants, in particular of our major tenants, and could be adversely affected by the bankruptcy of those tenants;

•	We rely on major tenants, which makes us vulnerable to changes in the business and financial condition of, or demand for our space, by such tenants;

•	We may fail to dispose of properties on favorable terms. In addition, real estate investments can be illiquid, particularly as prospective buyers may experience increased costs of financing or difficulties obtaining financing, and could limit our ability to promptly make changes to our portfolio to respond to economic and other conditions;

•	We may not realize the intended benefits of acquisition or merger transactions. The acquired assets may not perform as well as we anticipated, or we may not successfully integrate the assets and realize the improvements in occupancy and operating results that we anticipate. The acquisition of certain assets may subject us to liabilities, including environmental liabilities;

•	We may fail to identify, acquire, construct or develop additional properties that produce a desired yield on invested capital, or may fail to effectively integrate acquisitions of properties or portfolios of properties;

•	We may be limited in our acquisition opportunities due to competition, the inability to obtain financing on reasonable terms or any financing at all and other factors;

•	We may abandon a development opportunity after expending resources if we determine that the development opportunity is not feasible due to a variety of factors, including a lack of availability of construction financing on reasonable terms, the impact of the current economic environment on prospective tenants’ ability to enter into new leases or pay contractual rent, or our inability to obtain all necessary zoning and other required governmental permits and authorizations;

•	We may not complete development projects on schedule as a result of various factors, many of which are beyond our control, such as weather, labor conditions, governmental approvals, material shortages or general economic downturn resulting in limited availability of capital, increased debt service expense and construction costs and decreases in revenue;

•	Our financial condition may be affected by required debt service payments, the risk of default and restrictions on our ability to incur additional debt or enter into certain transactions under our credit facilities and other documents governing our debt obligations. In addition, we may encounter difficulties in obtaining permanent financing or refinancing existing debt. Borrowings under our credit facilities are subject to certain representations and warranties and customary events of default, including any event that has had or could reasonably be expected to have a material adverse effect on our business or financial condition;

•	Changes in interest rates could adversely affect the market price of our securities, as well as our performance and cash flow;

•	Debt and/or equity financing necessary for us to continue to grow and operate our business may not be available or may not be available on favorable terms or at all;

•	Recent disruptions in the financial markets could affect our ability to obtain financing on reasonable terms and have other adverse effects on us and the market price of our securities;

•	We are subject to complex regulations related to our status as a real estate investment trust, or REIT, and would be adversely affected if we failed to qualify as a REIT;

•	We must make distributions to shareholders to continue to qualify as a REIT, and if we must borrow funds to make distributions, those borrowings may not be available on favorable terms or at all;

•	Joint venture investments may involve risks not otherwise present for investments made solely by us, including the possibility that a partner or co-venturer may become bankrupt, may at any time have different interests or goals than our interests or goals and may take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT. In addition, a partner or co-venturer may not have access to sufficient capital to satisfy its funding obligations to the joint venture. The partner could default on the loans outside of our control. Furthermore, if the current constrained credit conditions in the capital markets persist or deteriorate further, we could be required to reduce the carrying value of our equity method investments if a loss in the carrying value of the investment is other than a temporary decline pursuant to Accounting Principles Board No. 18, “The Equity Method of Accounting for Investments in Common Stock”;

•	We may not realize anticipated returns from our real estate assets outside the United States. We expect to continue to pursue international opportunities that may subject us to different or greater risks than those associated with our domestic operations. We own assets in Puerto Rico, an interest in an unconsolidated joint venture that owns properties in Brazil and an interest in consolidated joint ventures that will develop and own properties in Canada, Russia and Ukraine;

•	International development and ownership activities carry risks that are different from those we face with our domestic properties and operations. These risks include:

•	Adverse effects of changes in exchange rates for foreign currencies;

•	Changes in foreign political or economic environments;

•	Challenges of complying with a wide variety of foreign laws including tax laws and addressing different practices and customs relating to corporate governance, operations and litigation;

•	Different lending practices;

•	Cultural and consumer differences;

•	Changes in applicable laws and regulations in the United States that affect foreign operations;

•	Difficulties in managing international operations; and

•	Obstacles to the repatriation of earnings and cash;

•	Although our international activities are currently a relatively small portion of our business, to the extent we expand our international activities, these risks could significantly increase and adversely affect our results of operations and financial condition;

•	We are subject to potential environmental liabilities;

•	We may incur losses that are uninsured or exceed policy coverage due to our liability for certain injuries to persons, property or the environment occurring on our properties; and

•	We could incur additional expenses in order to comply with or respond to claims under the Americans with Disabilities Act or otherwise be adversely affected by changes in government regulations, including changes in environmental, zoning, tax and other regulations.

These factors and the other risk factors described in this prospectus and any prospectus supplement, including the documents incorporated by reference, are not necessarily all of the important factors that could cause our actual results, performance or achievements to differ materially from those expressed in or implied by any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of our securities offered under this prospectus for working capital and general corporate purposes including, but not limited to: the repayment of our indebtedness; the redemption of outstanding securities; the acquisition or development of properties (including using the net proceeds for possible portfolio or asset acquisitions or in business combinations or joint ventures) as suitable opportunities arise; and the expansion and improvement of certain properties in our portfolio.

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following table sets forth our ratios of earnings to fixed charges for the periods indicated. For this purpose, “earnings” consist of earnings from continuing operations, excluding income taxes, non-controlling interest share in earnings and fixed charges, other than capitalized interest, and “fixed charges” consist of interest on borrowed funds, including amounts that have been capitalized, and amortization of capitalized debt issuance costs, debt premiums and debt discounts.

Six Months
	Year Ended December 31,					Ended June 30,
	2004	2005	2006(a)	2007(a)	2008(a)	2009

Ratio of Earnings to Fixed Charges	2.9x	2.3x	2.0x	1.7x	(b)	(b)
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends	2.05x	1.79x	1.58x	1.52x	(c)	(c)

(a)	These periods have been adjusted to reflect the retroactive adoption of FSP APB 14-1, also known as ASC 470-02, for interest expense related to our convertible debt.

(b)	Due to our loss from continuing operations for the six months ended June 30, 2009 and the year ended December 31, 2008, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $121.7 million and $118.1 million to achieve a coverage of 1:1 for the six months ended June 30, 2009 and the year ended December 31, 2008.

The loss from continuing operations for the six months ended June 30, 2009 includes impairment charges, including impairment of joint venture investments, of $159.1 million that are discussed in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009. The loss from continuing operations for 2008 includes impairment charges, including impairment of joint venture investments, of $183.2 million that are discussed in our Current Report on Form 8-K filed August 10, 2009, which updates certain portions of our Annual Report on Form 10-K for the year ended December 31, 2008.

(c)	Due to our loss from continuing operations for the six months ended June 30, 2009 and the year ended December 31, 2008, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $142.8 million and $160.4 million to achieve a coverage of 1:1 for the six months ended June 30, 2009 and the year ended December 31, 2008.

The loss from continuing operations for 2008 includes impairment charges, including impairment of joint ventures, of $183.2 million that are discussed in our Current Report of Form 8-K filed August 10, 2009, which updates certain portions of our Annual Report on Form 10-K for the year ended December 31, 2008. The loss from continuing operations for the six months ended June 30, 2009 includes impairment charges, including impairments of joint ventures, of $159.1 million that are discussed in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

DESCRIPTION OF DEBT SECURITIES

Our senior securities will be issued under a senior indenture dated as of May 1, 1994, as amended or supplemented from time to time, between the Company and U.S. Bank National Association, as Trustee. Our subordinated securities will be issued under a subordinated indenture dated as of May 1, 1994, as amended or supplemented from time to time between the Company and The Bank of New York Mellon, as Trustee.

The following description is a summary of the material provisions of the indentures including references to the applicable section of the indentures. It does not restate the indentures in their entirety. We urge you to read the indentures because they, and not this description, define the rights of holders of debt securities. Except as otherwise defined herein, terms used in this description but not otherwise defined herein are used as defined in the indentures. When we refer to “DDR,” “we,” “our,” “us,” and “the Company” in this section, we are referring to Developers Diversified Realty Corporation excluding its subsidiaries, unless the context otherwise requires or as otherwise expressly stated herein.

The indentures have been incorporated by reference as exhibits to the Registration Statement of which this prospectus is a part. The indentures are available for inspection at the corporate trust offices of the applicable Trustee as follows: (i) U.S. Bank National Association, 100 Wall Street, Suite 1600, New York, NY 10005, and (ii) The Bank of New York Mellon, 101 Barclay Street, Floor 8W, New York, New York 10286. The indentures are subject to, and are governed by, the Trust Indenture Act of 1939. All section references appearing in this description are to sections of the applicable indenture.

General

Our debt securities will be direct, unsecured obligations. The debt securities issued under each indenture are not limited as to aggregate principal amount and may be issued in one or more series. The principal amount and series will be established from time to time in or pursuant to authority granted by a resolution of our board of directors. The principal amount and series also may be established in one or more indentures supplemental to the applicable indenture. All debt securities of one series need not be issued at the same time (section 301 of the indentures). Unless otherwise provided, a series may be reopened for issuances of additional debt securities of such series without the consent of the holders of the debt securities of such series (section 301 of the indentures). Either Trustee may resign or be removed with respect to one or more series of debt securities issued under the applicable indenture, and a successor Trustee may be appointed to act with respect to such series.

Reference is made to each prospectus supplement for the specific terms of the series of debt securities being offered thereby, including:

(1) the title of such debt securities;

(2) the aggregate principal amount of such debt securities and any limit on such aggregate principal amount;

(3) the percentage of the principal amount at which such debt securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity of such debt securities, or (if applicable) the portion of the principal amount of such debt securities which is convertible into our common shares or other equity securities, or the method by which any such portion shall be determined;

(4) if such debt securities are convertible, any limitation on the ownership or transferability of our common shares or other equity securities into which such debt securities are convertible in connection with the preservation of our status as a REIT;

(5) the date(s), or the method for determining the date(s), on which the principal of such debt securities will be payable;

(6) the rate(s) (which may be fixed or variable) at which such debt securities will bear interest, if any, or the method by which such rate(s) shall be determined;

(7) the date(s), or the method for determining the date(s), from which interest, if any, will accrue;

(8) the date(s) on which any interest will be payable;

(9) the record date(s) for an interest payment, or the method by which such record date(s) shall be determined (the record date for an interest payment is the date on which a Person must be a holder in order to receive the interest payment);

(10) the Person to whom any interest shall be payable;

(11) the basis upon which any interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

(12) the place(s) where:

a. the principal of (and premium, if any) or interest, if any, on such debt securities will be payable,

b. such debt securities may be surrendered for conversion or registration of transfer or exchange, and

c. notices or demands in respect of such debt securities and the applicable indenture may be served;

(13) the period(s) within which, the price(s) at which, and the terms and conditions upon which such debt securities may be redeemed at our option, as a whole or in part, if we are to have the option to redeem such debt securities;

(14) our obligation, if any, to redeem, repay or purchase such debt securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period(s) within which, the price(s) at which, and the terms and conditions upon which we are obligated, if at all, to redeem, repay or purchase such debt securities, as a whole or in part, pursuant to any sinking fund or analogous provision or at the option of a holder thereof;

(15) if other than U.S. dollars, the currency or currencies in which such debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

(16) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such debt securities may be determined with reference to an index, formula or other method and the manner in which such amounts shall be determined (the index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies);

(17) any additions to, modifications of or deletions from the terms of such debt securities with respect to the Events of Default or covenants set forth in the applicable indenture;

(18) whether such debt securities will be issued in certificated or book-entry form;

(19) whether such debt securities will be in registered or bearer form or both and, if and to the extent in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if and to the extent in bearer form, the denominations thereof and terms and conditions relating thereto;

(20) the applicability, if any, of the defeasance and covenant defeasance provisions of the applicable indenture;

(21) the terms, if any, upon which such debt securities may be convertible into our common shares or other equity securities (and the class thereof) and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

(22) whether and under what circumstances we will pay Additional Amounts on such debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such debt securities in lieu of making such payment; and

(23) any other terms of such debt securities not inconsistent with the provisions of the applicable indenture.

The debt securities may provide for the payment of less than the entire principal amount upon declaration of acceleration of the maturity of the debt securities. Such debt securities are known as “Original Issue Discount Securities.” Any material U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable prospectus supplement.

Except as set forth under the captions “Material Covenants — Limitation on Incurrence of Debt” and “— Maintenance of Unencumbered Real Estate Assets,” which relate solely to the senior indenture and the senior securities, or as may be contained in a supplemental indenture relating to a series of debt securities, neither indenture contains any additional provision that would limit our ability to incur indebtedness or that would afford holders of debt securities protection in a highly leveraged or similar action involving DDR or in the event of a change of control of DDR. However, certain restrictions on ownership and transfer of our common shares and other equity securities designed to preserve our status as a REIT may act to prevent or hinder a change of control. See “Description of Common Shares,” “Description of Preferred Shares” and “Description of Depositary Shares Representing Preferred Shares.” Reference is made to the applicable prospectus supplement for information with respect to any deletion from, modification of or addition to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Denominations, Interest, Registration and Transfer

Unless otherwise described in the applicable prospectus supplement, the debt securities of any series will be issued in denominations of $1,000 and integral multiples thereof (section 302 of the indentures).

Unless otherwise specified in the applicable prospectus supplement, principal, premium, if any, and interest payments on any series of debt securities will be made at the corporate trust office of the applicable Trustee as follows: (i) U.S. Bank National Association, 100 Wall Street, Suite 1600, New York, NY 10005 and (ii) The Bank of New York Mellon, 101 Barclay Street, Floor 8W, New York, New York 10286. However, we may elect to pay interest by check mailed to the address of the holder as it appears in the register for debt securities of such series or by wire transfer of funds to the holder at an account maintained within the United States (sections 301, 305, 306, 307 and 1002 of the indentures).

Any interest with respect to a debt security that is not punctually paid or duly provided for on the date the interest is due and payable will cease to be payable thereafter to the holder on the applicable record date. The interest may be paid to the holder at the close of business on a special record date fixed by the applicable Trustee for the payment of the interest. Notice of such payment must be given to the holder of such debt security not less than 10 days prior to the special record date. Such interest may also be paid at any time in any other lawful manner, all as more completely described in the applicable indenture (section 307 of the indentures).

Subject to certain limitations applicable to debt securities issued in book-entry form, the debt securities of any series will be exchangeable for other debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such debt securities at the corporate trust office of the applicable Trustee. In addition, subject to certain limitations applicable to debt securities issued in book-entry form, the debt securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Trustee. Every debt security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be incurred for any registration of transfer or exchange of any debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (section 305 of the indentures). If the applicable prospectus supplement refers to any transfer agent (in addition to the Trustee) that we initially designated with respect to any series of debt securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location at which any such transfer agent acts; however, we will be required to maintain a transfer agent in each place where principal, premium, if any, and interest payments on debt securities of such series are payable. We may designate additional transfer agents with respect to any series of debt securities at any time (section 1002 of the indentures).

Neither DDR nor any Trustee will be required:

•	to issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

•	to register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being redeemed in part; or

•	to issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be repaid (section 305 of the indentures).

Merger, Consolidation or Sale

Each indenture provides that we may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other corporation, provided that:

(1) we are the continuing corporation, or the successor corporation expressly assumes payment of the principal of (and premium, if any), and interest on, all of the outstanding debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in the applicable indenture;

(2) immediately after giving effect to such transaction and treating any indebtedness which becomes our or our subsidiaries’ obligation as a result thereof as having been incurred by us or our subsidiaries at the time of such transaction, no Event of Default under the applicable indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, occurs and is continuing; and

(3) an officer’s certificate and legal opinion confirming the satisfaction of the conditions are delivered to the applicable Trustee (sections 801 and 803 of the indentures).

Material Covenants

The subordinated indenture does not contain the covenants described in this section. It also does not contain any limitation on the amount of Debt (as defined below) of any kind that we may incur or on the amount of dividends or other distributions that we may pay our shareholders. The senior indenture contains the following covenants:

Limitation on Incurrence of Debt.  We will not, and will not permit any subsidiary to, incur any Debt if, immediately after the incurrence of such additional Debt, the aggregate principal amount of all our outstanding

Debt on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 65% of the sum of:

(1) our Undepreciated Real Estate Assets (as defined below) as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, filed with the applicable Trustee) prior to the incurrence of such additional Debt, and

(2) the purchase price of all real estate assets acquired by us or our subsidiaries since the end of such calendar quarter, including those obtained in connection with the incurrence of such additional Debt (section 1004 of the senior indenture).

We will not, and will not permit any subsidiary to, incur any Debt if Consolidated Income Available for Debt Service (as defined below) for any 12 consecutive calendar months within the 15 calendar months immediately preceding the date on which such additional Debt is to be incurred shall have been less than 1.5 times the Maximum Annual Service Charge (as defined below) on our consolidated Debt to be outstanding immediately after the incurrence of such additional Debt (section 1004 of the senior indenture).

In addition to the foregoing limitations on the incurrence of Secured Debt, in connection with the issuance of our 4.625% Notes Due 2010, 3.875% Notes Due 2009, 5.25% Notes Due 2011, 5.0% Notes Due 2010, 5.5% Notes Due 2015, 5.375% Notes Due 2012 and 9.625% Notes Due 2016, we have added a covenant providing that as long as any of our 4.625% Notes Due 2010, 3.875% Notes Due 2009, 5.25% Notes Due 2011, 5.0% Notes Due 2010, 5.5% Notes Due 2015, 5.375% Notes Due 2012 and 9.625% Notes Due 2016 remain outstanding, we will not, and will not permit any subsidiary to, incur any Secured Debt, if immediately after giving effect to the incurrence of such Secured Debt and the application of the proceeds from such Secured Debt, the aggregate amount of all of our and our subsidiaries’ outstanding Secured Debt on a consolidated basis is greater than 40% of the sum of our Total Assets as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Secured Debt and the increase, if any, in Total Assets from the end of such quarter, including, without limitation, any increase in Total Assets caused by the application of the proceeds of additional Secured Debt.

Restrictions on Dividends and Other Distributions.  We will not:

•	declare or pay any dividends (other than dividends payable in our capital stock) on any shares of our capital stock;

•	apply any of our property or assets to the purchase, redemption or other acquisition or retirement of any shares of our capital stock;

•	set apart any sum for the purchase, redemption or other acquisition or retirement of any shares of our capital stock; or

•	make any other distribution on any shares of our capital stock, by reduction of capital or otherwise if, immediately after such declaration or other such action, the aggregate of all such declarations and other actions since the date on which the indenture was originally executed exceeds the sum of (a) Funds from Operations from December 31, 1993 until the end of the latest calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the applicable Trustee) prior to such declaration or other action and (b) $20,000,000.

This limitation does not apply to any declaration or other action referred to above which is necessary to maintain our status as a REIT under the Code if the aggregate principal amount of all our and our subsidiaries’ outstanding Debt at such time is less than 65% of our Undepreciated Real Estate Assets as of the end of the latest calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the applicable Trustee) prior to such declaration or other action (section 1005 of the senior indenture).

Notwithstanding the provisions described above, we will not be prohibited from making the payment of any dividend within 30 days after the declaration thereof if, at the date of declaration, such payment would have complied with those provisions (section 1005 of the senior indenture).

Existence.  Except as permitted under the provisions of the senior indenture described under the caption “Merger, Consolidation or Sale,” we must preserve and keep in full force and effect our corporate existence, rights (charter and statutory) and franchises. We will not be required to preserve any right or franchise if we determine that the preservation of that right or franchise is no longer desirable in the conduct of our business and that the loss thereof is not disadvantageous in any material respect to the holders of the senior securities (section 1006 of the senior indenture).

Maintenance of Properties.  All of our properties that are used or useful in the conduct of our business or the business of our subsidiaries must be maintained and kept in good condition, repair and working order and supplied with all necessary equipment. We also are required to make all necessary repairs, renewals, replacements, betterments and improvements to our properties. We must do these things as necessary in our judgment to conduct the business carried on in connection therewith in a proper and advantageous manner at all times. However, we and our subsidiaries will not be prevented from selling or otherwise disposing of properties for value in the ordinary course of business (section 1007 of the senior indenture).

Insurance.  We will, and will cause each of our subsidiaries to, keep all of our or their respective insurable properties insured against loss or damage at least equal to the properties’ then full insurable value with insurers of recognized responsibility having a rating of at least A:VIII in Best’s Key Rating Guide (section 1008 of the senior indenture).

Payment of Taxes and Other Claims.  We must pay or discharge, or cause to be paid or discharged, before the same become delinquent:

(1) all taxes, assessments and governmental charges levied or imposed upon us or any of our subsidiaries or upon our or any of our subsidiaries’ income, profits or property; and

(2) all lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon our property or the property of any of our subsidiaries.

However, we will not be required to pay or discharge, or cause to be paid or discharged, any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (section 1009 of the senior indenture).

Provision of Financial Information.  Whether or not we are subject to Section 13 or 15(d) of the Exchange Act, we must, to the extent permitted under the Exchange Act, file with the SEC the annual reports, quarterly reports and other documents which we would have been required to file with the SEC pursuant to such Section 13 or 15(d) if we were so subject, on or prior to the respective dates by which we would have been required to file such documents. We must also in any event:

(1) within 15 days after such document would have been required to be filed:

a. mail to all holders of senior securities, as their names and addresses appear in the register for debt securities of each series, without cost to such holders, copies of such annual reports and quarterly reports which we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to those sections, and

b. file with the applicable Trustee copies of such annual reports, quarterly reports and other documents which we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to those Sections, and

(2) if we are not permitted to file such documents with the SEC under the Exchange Act, we must supply copies of such documents to any prospective holder of senior securities promptly upon written request and payment of the reasonable cost of duplication and delivery of such documents (section 1010 of the senior indenture).

Maintenance of Unencumbered Real Estate Assets.  We must maintain an Unencumbered Real Estate Asset Value of not less than 135% of the aggregate principal amount of all our and our subsidiaries’ outstanding unsecured Debt (section 1011 of the senior indenture).

Events of Default, Notice and Waiver

Each indenture provides that the following events are “Events of Default” with respect to any series of debt securities issued thereunder:

(1) default for 30 days in the payment of any installment of interest, Additional Amounts or coupons on any debt security of such series;

(2) default in the payment of the principal of (or premium, if any, on) any debt security of such series at the time such payment becomes due and payable;

(3) default in making any sinking fund payment as required for any debt security of such series;

(4) default in the performance, or breach, of any other covenant or warranty contained in the applicable indenture continued for 60 days after written notice as provided in such indenture; however, default in the performance, or breach, of a covenant or warranty added to such indenture solely for the benefit of a series of debt securities issued thereunder other than such series is not an Event of Default;

(5) default under any bond, debenture, note or other evidence of indebtedness of the Company or under any mortgage, indenture or other instrument of the Company under which there may be issued or by which there may be secured or evidenced any indebtedness of the Company (or by any subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor), which results in the acceleration of indebtedness in an aggregate principal amount exceeding $10,000,000, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled as provided in the applicable indenture;

(6) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee, of the Company or of any significant subsidiary of the Company as defined in Regulation S-X promulgated under the Securities Act or of the respective property of either; and

(7) any other Event of Default provided with respect to that series of debt securities (section 501 of the indentures).

If an Event of Default occurs under either indenture with respect to Outstanding debt securities of any series issued thereunder and is continuing, then the Trustee or the holders of not less than 25% in principal amount of the Outstanding debt securities of that series may declare the principal amount of all of the debt securities of that series to be due and payable immediately by written notice to us. If the holders give notice to us, they must also give notice to the applicable Trustee. If the debt securities are Original Issue Discount Securities or Indexed Securities, the amount declared to be due and payable will be such portion of the principal amount as specified in the terms thereof. However, at any time after a declaration of acceleration with respect to debt securities of such series (or of all debt securities then Outstanding under such indenture, as the case may be) has been made, the holders of a majority in principal amount of the debt securities of such series or of each series of debt securities then Outstanding under such indenture, as the case may be, may rescind and annul such declaration and its consequences if:

(1) we have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest and Additional Amounts payable on the debt securities of such series or of all debt securities then Outstanding under such indenture, as the case may be, plus certain fees, expenses, disbursements and advances of such Trustee, and

(2) all Events of Default have been cured or waived as provided in such indenture (except for the nonpayment of accelerated principal (or specified portion thereof) with respect to debt securities of such series or of all debt securities then Outstanding under such indenture) (section 502 of the indentures).

The indentures also provide that the holders of a majority in principal amount of the debt securities of any series or of each series of debt securities then Outstanding under the applicable indenture, as the case may be, may waive any past default with respect to such series and its consequences.

However, holders may not waive a default:

•	in the payment of the principal of (or premium, if any) or interest on any debt security of such series; or

•	in respect of a covenant or provision contained in such indenture that cannot be modified or amended without the consent of the holder of each Outstanding debt security affected thereby (section 513 of the indentures).

Each indenture provides that the applicable Trustee is required to give notice to the holders of debt securities issued thereunder within 90 days of a default under such indenture. However, the Trustee may withhold notice of any default to the holders of any such series of debt securities if certain officers of such Trustee consider such withholding to be in the interest of the holders. The Trustee may not withhold notice with respect to a default in the payment of the principal of (or premium, if any) or interest on any debt security or in the payment of any sinking installment in respect of any debt security (section 601 of the indentures).

Each indenture provides that no holder of debt securities of any series issued thereunder may institute any proceeding, judicial or otherwise, with respect to such indenture or for any remedy thereunder. However, a holder of debt securities may institute a proceeding if the applicable Trustee fails to act for 60 days after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the Outstanding debt securities of such series, as well as an offer of reasonable indemnity (section 507 of the indentures). However, this provision will not prevent any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on the debt securities held by that holder at the respective due dates thereof (section 508 of the indentures).

Subject to provisions in the applicable indenture relating to its duties in case of default and unless holders of any series of debt securities then Outstanding under such indenture have offered reasonable security or indemnity to the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under such indenture at the request or direction of the holders (section 602 of the indentures). The holders of a majority in principal amount of the Outstanding debt securities of any series (or of each series of debt securities then Outstanding under such indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trustee. They also have the right to direct the time, method and place of exercising any trust or power conferred upon such Trustee. However, such Trustee may refuse to follow any direction which is in conflict with such indenture or any law which may involve the Trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not joining therein (section 512 of the indentures).

Within 120 days after the close of each fiscal year, we must deliver to each Trustee a certificate signed by one of several specified officers. The certificate must state whether such officer has knowledge of any default under the applicable indenture and, if so, specify each such default and the nature and status thereof (section 1012 of the senior indenture and section 1004 of the subordinated indenture).

Modification of the Indentures

Modifications and amendments to either indenture may be made only with the consent of the holders of a majority in principal amount of all Outstanding debt securities issued thereunder which are affected by such modification or amendment. However, unless the consent of the holder of each affected debt security is obtained, no modification or amendment may:

•	change the date specified in any such debt security as the fixed date on which the principal thereof is due and payable;

•	change the date specified in any such debt security as the fixed date on which any installment of interest (or premium, if any) is due and payable;

•	reduce the principal amount of any such debt security;

•	reduce the rate or amount of interest on any such debt security;

•	reduce the premium payable on redemption of any such debt security;

•	reduce any Additional Amount payable in respect of any such debt security;

•	reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such debt security;

•	change the place of payment of principal of (or premium, if any) or interest on any such debt security;

•	change the currency or currencies for payment of principal of (or premium, if any) or interest on such debt security;

•	change our obligation to pay Additional Amounts;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any such debt security;

•	reduce the percentage of Outstanding debt securities of any series necessary to modify or amend the applicable indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder, or to reduce the quorum or voting requirements set forth in such indenture; or

•	modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such debt security (section 902 of the indentures).

The senior indenture provides that the holders of a majority in principal amount of Outstanding debt securities issued thereunder have the right to waive our compliance with certain covenants in the senior indenture, including those described in the section of this prospectus captioned “Material Covenants” (section 1014 of the senior indenture).

DDR and the applicable Trustee may modify and amend either indenture without the consent of any holder of debt securities issued thereunder for any of the following purposes:

•	to evidence the succession of another Person to our obligations under such indenture;

•	to add to our covenants for the benefit of the holders of all or any series of debt securities issued thereunder or to surrender any right or power conferred upon us in such indenture;

•	to add Events of Default for the benefit of the holders of all or any series of debt securities issued thereunder;

•	to add or change any provisions of such indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities issued thereunder in bearer form, or to permit or facilitate the issuance of such debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of such debt securities of any series in any material respect;

•	to change or eliminate any provision of such indenture, provided that any such change or elimination shall become effective only when there are no debt securities Outstanding of any series issued thereunder which are entitled to the benefit of such provision;

•	to secure the debt securities issued thereunder;

•	to establish the form or terms of debt securities of any series issued thereunder, including the provisions and procedures, if applicable, for the conversion of such debt securities into our common shares or preferred shares;

•	to provide for the acceptance of appointment by a successor Trustee;

•	to facilitate the administration of the trusts under such indenture by more than one Trustee;

•	to cure any ambiguity, defect or inconsistency in such indenture, provided that such action shall not adversely affect in any material respect the interests of holders of debt securities of any series issued thereunder; or

•	to supplement any of the provisions of such indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of debt securities issued thereunder; however, such action shall not adversely affect in any material respect the interests of the holders of the debt securities of any series issued thereunder (section 901 of the indentures).

Each indenture provides that in determining whether the holders of the requisite principal amount of Outstanding debt securities of a series issued thereunder have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of such debt securities:

•	the principal amount of an Outstanding Original Issue Discount Security shall be the amount of the principal that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity of the security;

•	the principal amount of an Outstanding debt security denominated in a foreign currency shall be the U.S. dollar equivalent, determined on the issue date for such debt security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such debt security in the amount determined as provided above);

•	the principal amount of an Outstanding Indexed Security shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to section 301 of such indenture; and

•	debt securities owned by us, any other obligor upon the debt securities, any of our Affiliates or of such other obligor shall be disregarded (section 101 of the indentures).

Each indenture contains provisions for convening meetings of the holders of an issued series of debt securities (section 1501 of the indentures). The applicable Trustee may call a meeting at any time. DDR or the holders of at least 10% in principal amount of the Outstanding debt securities of such series may also call a meeting upon request. Notice of a meeting must be given as provided in the applicable indenture (section 1502 of the indentures). Except for any consent that must be given by the holder of each debt security affected by certain modifications and amendments of such indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the Outstanding debt securities of that series. However, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage which is less than a majority in principal amount of the Outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the Outstanding debt securities of that series. Any resolution passed or decision taken at any duly held meeting of holders of debt securities of any series will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be the persons holding or representing a majority in principal amount of the Outstanding debt securities of a series.

However, if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the Outstanding debt securities of a series, the persons holding or representing such specified percentage in principal amount of the Outstanding debt securities of such series will constitute a quorum (section 1504 of the indentures).

Notwithstanding the provisions described above, if any action is to be taken at a meeting of holders of debt securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the applicable indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all Outstanding debt securities affected thereby, or of the holders of such series and one or more additional series:

(1) there shall be no minimum quorum requirement for such meeting and

(2) the principal amount of the Outstanding debt securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such indenture (section 1504 of the indentures).

Discharge, Defeasance and Covenant Defeasance

We may discharge certain obligations to holders of any series of debt securities that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with such Trustee, in trust, funds in an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal, premium, if any, and interest to the date of such deposit if such debt securities have become due and payable or to the date specified in such debt securities as the fixed date on which the payment of principal and interest on such debt securities is due and payable or the date fixed for redemption of such debt securities, as the case may be (section 401 of the indentures). Funds shall be deposited in such currency or currencies, currency unit(s) or composite currency or currencies in which such debt securities are payable.

Each indenture provides that, if the provisions of Article Fourteen thereof (relating to defeasance and covenant defeasance) are made applicable to the debt securities of or within any series issued thereunder, we may elect either:

(1) to defease and be discharged from any and all obligations with respect to such debt securities. However, we will not be discharged from the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such debt securities. In addition, we will not be discharged from the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities and to hold moneys for payment in trust (“defeasance”) (section 1402 of the indentures); or

(2) to be released from our obligations relating to (a) sections 1004 to 1011, inclusive, of the senior indenture (being the restrictions described under the caption “Material Covenants”) and, if provided under the senior indenture, our obligations with respect to any other covenant contained in the senior indenture, and (b) if provided under the subordinated indenture, our obligations with respect to any covenant contained in the subordinated indenture, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such debt securities (“covenant defeasance”) (section 1403 of the indentures).

Defeasance or covenant defeasance will occur upon our irrevocable deposit with the applicable Trustee, in trust, of an amount sufficient to pay the principal of (and premium, if any) and interest on such debt securities, and any mandatory sinking fund or analogous payments, on their scheduled due dates. The amount deposited will be in Government Obligations (as defined below) or such currency or currencies, currency unit(s) or composite currency or currencies in which such debt securities are payable at maturity, or both.

Such a trust may be established only if, among other things, we have delivered to the applicable Trustee an opinion of counsel (as specified in the applicable indenture) to the effect that the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. In the case of defeasance, the opinion of counsel must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of such indenture (section 1404 of the indentures).

“Government Obligations” means securities that are

(1) direct obligations of the United States of America or the government which issued the foreign currency in which the debt securities of a particular series are payable, and for which the full faith and credit of the applicable government is pledged, or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the debt securities of such series are payable. The payment of these obligations must be unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, and the obligations may not be callable or redeemable at the option of the issuer thereof. Such obligations also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (section 101 of the indentures).

Unless otherwise provided in the applicable prospectus supplement, if after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to debt securities of any series:

(1) the holder of a debt security of such series is entitled to, and does, elect under the applicable indenture or the terms of such debt security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such debt security, or

(2) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such debt security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such debt security as they become due out of the proceeds yielded by converting the amount deposited in respect of such debt security into the currency, currency unit or composite currency in which such debt security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (section 1405 of the indentures). “Conversion Event” means the cessation of use of:

a. a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of actions by a central bank or other public institution of or within the international banking community,

b. the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities, or

c. any currency unit or composite currency other than the ECU for the purposes for which it was established (section 101 of the indentures).

Unless otherwise described in the applicable prospectus supplement, all payments of principal of (and premium, if any) and interest on any debt security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

In the event we effect covenant defeasance with respect to any debt securities and such debt securities are declared due and payable because of the occurrence of any Event of Default, other than:

(1) with respect to senior securities, the Event of Default described in clause (4) under “Events of Default, Notice and Waiver” or

(2) with respect to all debt securities, the Event of Default described in clause (7) under “Events of Default, Notice and Waiver” with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such debt securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such debt securities at the fixed date on which they become due and payable but may not be sufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such Event of Default. In any such event, we would remain liable to make payment of such amounts due at the time of acceleration.

The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

Senior Securities and Senior Indebtedness

Each series of senior securities will constitute Senior Indebtedness (as described below) and will rank equally with each other series of senior securities and other Senior Indebtedness. All subordinated indebtedness will be subordinated to the senior securities and other Senior Indebtedness. Subordinated indebtedness includes, but is not limited to, all subordinated securities issued under the subordinated indenture.

Senior Indebtedness is defined in the subordinated indenture to mean:

(1) the principal of (and premium, if any) and unpaid interest on indebtedness for money borrowed,

(2) purchase money and similar obligations,

(3) obligations under capital leases,

(4) guarantees, assumptions or purchase commitments relating to indebtedness of others, or other transactions as a result of which we are responsible for the payment of indebtedness of others,

(5) renewals, extensions and refunding of any such indebtedness,

(6) interest or obligations in respect of any indebtedness accruing after the commencement of any insolvency or bankruptcy proceedings, and

(7) obligations associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts, and similar arrangements.

The indebtedness or obligations described above are not Senior Indebtedness to the extent the instrument by which we incurred, assumed or guaranteed the indebtedness or obligations provides that such indebtedness or obligation is subordinate or junior in right of payment to any of our other indebtedness or obligations.

Subordination of Subordinated Securities

Subordinated Indenture.  The principal of (and premium, if any) and interest payments on the subordinated securities will be subordinated as set forth in the subordinated indenture to our Senior Indebtedness whether outstanding on the date of the subordinated indenture or thereafter incurred (section 1701 of the subordinated indenture).

Ranking.  No class of subordinated securities is subordinated to any other class of subordinated debt securities. See “Subordination Provisions” below.

Subordination Provisions.  In the event:

(1) of any distribution of our assets upon any dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency, reorganization or receivership proceeding or upon an assignment for the benefit of creditors or any other marshalling of our assets and liabilities or otherwise, except a distribution in connection with a merger or consolidation or a conveyance or transfer of all or substantially all of our properties which complies with the requirements of Article Eight of the subordinated indenture,

(2) that a default shall have occurred and be continuing with respect to the payment of principal of (or premium, if any) or interest on any Senior Indebtedness, or

(3) that the principal of the subordinated securities of any series issued under the subordinated indenture (or in the case of Original Issue Discount Securities, the portion of the principal amount thereof referred to in

(4) section 502 of the subordinated indenture) shall have been declared due and payable pursuant to section 502 of the subordinated indenture, and such declaration has not been rescinded and annulled, then:

a. in a circumstance described in clause (1) or (2) above, the holders of all Senior Indebtedness, and in the circumstance described in clause (3) above, the holders of all Senior Indebtedness outstanding at the time the principal of such issued subordinated securities (or in the case of Original Issue Discount Securities, such portion of the principal amount) has been declared due and payable, shall first be entitled to receive payment of the full amount due thereon in respect of principal, premium (if any) and interest, or provision shall be made for such payment in money or money’s worth, before the holders of any of the subordinated securities are entitled to receive any payment on account of the principal of (or premium, if any) or interest on the subordinated securities;

b. any payment by us, or distribution of our assets, of any kind or character, whether in cash, property or securities (other than certain subordinated securities issued in a reorganization or readjustment), to which the holder of any of the subordinated securities would be entitled except for the provisions of Article Seventeen of the subordinated indenture shall be paid or delivered by the Person making such payment or distribution directly to the holders of Senior Indebtedness (as provided in clause (a) above), or on their behalf, to the extent necessary to make payment in full of all Senior Indebtedness (as provided in clause (a) above) before any payment or distribution is made to or in respect of the holders of the subordinated securities. Such payment or distribution will be made ratably according to the aggregate amount remaining unpaid on account of such Senior Indebtedness. The amount of Senior Indebtedness remaining unpaid shall be calculated after giving effect to any concurrent payment or distribution (or provisions therefor) to the holders of Senior Indebtedness; and

c. in the event that, notwithstanding the foregoing, any payment by us, or distribution of our assets, of any kind or character is received by the holders of any of the subordinated securities issued under the subordinated indenture before all Senior Indebtedness is paid in full, such payment or distribution shall be paid over to the holders of such Senior Indebtedness or on their behalf, ratably as stated above, for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full. The amount of Senior Indebtedness remaining unpaid shall be calculated after giving effect to any concurrent payment or distribution (or provisions therefor) to the holders of such Senior Indebtedness.

Because of subordination in favor of the holders of Senior Indebtedness in the event of insolvency, certain of our general creditors, including holders of Senior Indebtedness, may recover more, ratably, than the holders of the subordinated securities.

Convertible Debt Securities

The following provisions will apply to debt securities that will be convertible into our common shares or other equity securities (“Convertible debt securities”) unless otherwise described in the prospectus supplement for such Convertible debt securities.

Our board of directors will determine the terms and conditions of any Convertible debt securities, if any, issued pursuant to the senior indenture (“Senior Convertible debt securities”). Such terms and conditions may include whether the Senior Convertible debt securities are convertible into our common or preferred shares (including, without limitation, the initial conversion price or rate, the conversion period, any adjustment of the applicable conversion price and any requirements relative to the reservation of such shares for purposes of conversion) (section 301 of the senior indenture).

The holder of any Convertible debt securities issued pursuant to the subordinated indenture (“Subordinated Convertible debt securities”) will have the right to convert those Subordinated Convertible debt securities into our common shares or other equity securities at the conversion price or rate for each $1,000 principal amount of Subordinated Convertible debt securities set forth in the applicable prospectus supplement. This conversion right is exercisable at any time during the time period specified in the applicable prospectus supplement unless the Subordinated Convertible debt security has been previously redeemed. The holder of any Subordinated Convertible debt security may convert a portion thereof, which is $1,000 or any integral multiple of $1,000 (section 1602 of the subordinated indenture). In the case of Subordinated Convertible debt securities called for redemption, conversion rights will expire at the close of business on the date fixed for the redemption specified in the prospectus supplement. However, in the case of repayment at the option of the applicable holder, conversion rights will terminate upon our receipt of written notice of the exercise of such option (section 1602 of the subordinated indenture).

In certain events, the conversion price or rate will be subject to adjustment as contemplated in the subordinated indenture. For debt securities convertible into common shares, such events include:

•	the issuance of our common shares as a dividend;

•	subdivisions and combinations of common shares;

•	the issuance to all holders of rights or warrants entitling such holders of common shares to subscribe for a purchase of common shares at a price per share less than the current market price per common share; and

•	the distribution to all holders of common shares of shares of our capital stock (other than common shares), evidences of our indebtedness or assets (excluding cash dividends or distributions paid from our retained earnings or subscription rights or warrants other than those referred to above).

The conversion price or rate is not required to be adjusted if the adjustment would require a cumulative increase or decrease in price or rate of less than 1% (section 1605 of the subordinated indenture). Fractional common shares will not be issued upon conversion; instead, we will pay cash adjustments (section 1606 of the subordinated indenture). Unless otherwise specified in the applicable prospectus supplement, Subordinated Convertible debt securities convertible into common shares surrendered for conversion between any record date for an interest payment and the related interest payment date (except such Subordinated Convertible debt securities called for redemption on a redemption date during such period) must be accompanied by the interest payment that the holder thereof is entitled to receive (section 1604 of the subordinated indenture).

To protect our status as a REIT, a Person may not own or convert any Subordinated Convertible debt security if as a result of such ownership or upon such conversion such Person would then be deemed to Beneficially Own more than 5.0% of our outstanding capital stock (section 1601 of the subordinated indenture). For purposes of determining the percentage ownership of our common shares or other equity securities held by an investor, common shares or other equity securities that may be acquired upon the conversion of Convertible debt securities directly or constructively held by such investor, but not common shares or other equity securities issuable with respect to the conversion of Convertible debt securities held by others, are deemed to be outstanding (a) at the time of purchase of the Convertible debt securities, and (b) prior to the conversion of the Convertible debt securities. See “Certain Federal Income Tax Considerations.”

The adjustment provisions for debt securities convertible into our equity securities other than common shares will be determined at the time of issuance of such debt securities and will be set forth in the applicable prospectus supplement.

Except as set forth in the applicable prospectus supplement, any Convertible debt securities called for redemption, unless surrendered for conversion on or before the close of business on the redemption date, are subject to being purchased from the holder of such Convertible debt securities by one or more investment bankers or other purchasers who may agree with us to purchase such Convertible debt securities and convert them into our common shares or other equity securities, as the case may be (section 1108 of the indentures).

Reference is made to the sections captioned “Description of Common Shares,” “Description of Preferred Shares” and “Description of Depositary Shares Representing Preferred Shares” for a general description of securities to be acquired upon the conversion of Convertible debt securities, including a description of certain restrictions on the ownership of the common shares and the preferred shares.

The Trustees

U.S. Bank National Association serves as Trustee for our senior securities pursuant to the senior indenture. The Bank of New York Mellon serves as Trustee for our subordinated securities pursuant to the subordinated indenture.

Definitions

Set forth below are defined terms used in the indentures. Reference is made to the indentures for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Additional Amounts” means any additional amounts which are required by a debt security or by or pursuant to a resolution of our board of directors, under circumstances specified therein, to be paid by us in respect of certain taxes imposed on certain holders and which are owing to such holders.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. Control means the power to direct the management and policies of a Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Beneficially Own” means the ownership of our common shares by a Person who would be treated as an owner of such common shares either directly or through the application of Section 544 of the Code, as modified by Section 856(b)(1)(B) of the Code.

“Consolidated Income Available for Debt Service” for any period means Consolidated Net Income (as defined below) of DDR and its subsidiaries:

(1) plus amounts which have been deducted for

a. interest on our and our subsidiaries’ Debt,

b. provision for our and our subsidiaries’ taxes based on income,

c. amortization of debt discount,

d. depreciation and amortization, and

(2) adjusted, as appropriate, for

a. the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period, and

b. the effect of equity in net income or loss of joint ventures in which we own an interest to the extent not providing a source of, or requiring a use of, cash, respectively.

“Consolidated Net Income” for any period means the amount of our and our subsidiaries’ net income (or loss) for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

“Debt” means any of our or our subsidiaries’ indebtedness, whether or not contingent, in respect of:

(1) borrowed money or evidenced by bonds, notes, debentures or similar instruments;

(2) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by us or our subsidiaries;

(3) letters of credit or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable; or

(4) any lease of property by us or our subsidiaries as lessee which is reflected on our Consolidated Balance Sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness under (1) through (3) above to the extent that any such items (other than letters of credit) would appear as a liability on our Consolidated Balance Sheet in accordance with generally accepted accounting principles. Debt also includes, to the extent not otherwise included, any obligation of ours or our subsidiaries to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another Person (other than us or our subsidiaries). Debt shall be deemed to be incurred by us or our subsidiaries whenever we or any such subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof.

“Funds from Operations” for any period means the Consolidated Net Income of us and our subsidiaries for such period without giving effect to depreciation and amortization, gains or losses from extraordinary items, gains or losses on sales of real estate (except for real estate sold through our or our subsidiaries’ merchant building program), gains or losses on investments in marketable securities and any provision/benefit for income taxes for such period, plus funds from operations of unconsolidated joint ventures, all determined on a consistent basis in accordance with generally accepted accounting principles.

“Holder” means the Person in whose name a debt security is registered in the register for each series of debt securities.

“Indexed Security” means a debt security for which the principal amount payable on the date specified in such debt security as the fixed date on which the principal of such security is due and payable may be more or less than the principal face amount thereof at original issuance.

“Maximum Annual Service Charge” as of any date means the maximum amount which may become payable in a period of 12 consecutive calendar months from such date for interest on, and required amortization of, Debt. The amount payable for amortization will include the amount of any sinking fund or other analogous fund for the retirement of Debt. It will also include the amount payable on account of principal of any such Debt which matures serially other than at the final maturity date of such Debt.

“Outstanding,” when used with respect to debt securities, means, as of the date of determination, all debt securities theretofore authenticated and delivered under the indenture, except:

(1) debt securities theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

(2) debt securities, or portions thereof, for whose payment or redemption or repayment at the option of the holder money in the necessary amount has been deposited with the Trustee or any paying agent (other than by us) in trust or set aside and segregated in trust by us (if we shall act as our own paying agent) for the holders of such debt securities and any coupons appertaining thereto, provided that, if such debt securities are to be redeemed, notice of such redemption has been duly given pursuant to the indenture or provision therefor satisfactory to the Trustee has been made;

(3) debt securities, except to the extent provided in sections 1402 and 1403 of the indenture, with respect to which we have effected defeasance and/or covenant defeasance;

(4) debt securities which have been paid pursuant to section 306 or in exchange for or in lieu of which other debt securities have been authenticated and delivered pursuant to the indenture, other than any such debt securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such debt securities are held by a bona fide purchaser in whose hands such debt securities are our valid obligations; and

(5) debt securities converted into common shares or preferred shares in accordance with or as contemplated by the indenture, if the terms of such debt securities provide for convertibility pursuant to section 301;

provided, however, that in determining whether the holders of the requisite principal amount of the Outstanding securities have given any request, demand, authorization, direction, notice, consent of waiver hereunder or are present at a meeting of holders for quorum purposes, and for the purpose of making the calculations required by section 313 of the Trust Indenture Act of 1939, as amended:

(1) the principal amount of an Original Issue Discount Security that may be counted in making such determination or calculation and that shall be deemed to be Outstanding for such purpose shall be equal to the amount of principal that would be (or shall have been declared to be) due and payable, at the time of such determination, upon a declaration of acceleration of the maturity thereof;

(2) the principal amount of any debt security denominated in a foreign currency that may be counted in making such determination or calculation and that shall be deemed Outstanding for such purpose shall be equal to the U.S. dollar equivalent, determined pursuant to section 301 as of the date such debt security is originally issued by us, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent as of such date of original issuance of the amount determined as provided in clause (1) above) of such debt security;

(3) the principal amount of any Indexed Security that may be counted in making such determination or calculation and that shall be deemed Outstanding for such purpose shall be equal to the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to section 301; and

(4) debt securities owned by us or any other obligor upon the debt securities or any Affiliate of ours or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making such calculation or in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only debt securities which the Trustee knows to be so owned shall be so disregarded. Debt securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to any such debt securities and that the pledgee is not us or any other obligor upon the debt securities or any Affiliate of ours or of such other obligor.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Secured Debt” means, without duplication, Debt that is secured by a mortgage, trust deed, deed of trust, deed to secure Debt, security agreement, pledge, conditional sale or other title retention agreement, capitalized lease, or other like agreement granting or conveying security title to or a security interest in real property or other tangible asset(s). Secured Debt shall be deemed to be incurred (i) on the date the obligor thereon creates, assumes, guarantees or otherwise becomes liable in respect thereof if it is secured in the manner described in the preceding sentence on such date or (ii) on the date the obligor thereon first secures such Debt in the manner described in the preceding sentence if such Debt was not so secured on the date it was incurred.

“Subsidiary” means an entity a majority of the outstanding voting stock of which is owned, directly or indirectly, by us or by one or more of our other subsidiaries. For purposes of this definition, “voting stock” means stock having voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

“Total Assets” as of any date means the sum of (i) Undepreciated Real Estate Assets and (ii) all other assets of the Company and its subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles (but excluding intangibles and trade receivables related to rent and other charges derived from leases with tenants) after eliminating intercompany accounts and transactions.

“Undepreciated Real Estate Assets” as of any date means the amount of our and our subsidiaries’ real estate assets on such date, before depreciation and amortization and determined on a consolidated basis in accordance with generally accepted accounting principles.

“Unencumbered Real Estate Asset Value” as of any date means the sum of:

(1) our Undepreciated Real Estate Assets, which are not encumbered by any mortgage, lien, charge, pledge or security interest, as of the end of the latest calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if that filing is not required under the Exchange Act, with the Trustee) prior to such date; and

(2) the purchase price of any real estate assets that are not encumbered by any mortgage, lien, charge, pledge, or security interest and were acquired by us or any subsidiary after the end of such calendar quarter.

Book-Entry Debt Securities

We may issue debt securities of a series in whole or in part in the form of one or more global securities. We will deposit such global securities with, or on behalf of, a depository identified in the applicable prospectus supplement. We may issue global securities in either registered or bearer form and in either temporary or permanent form. Unless we specify otherwise in the applicable prospectus supplement, debt securities that are represented by a global security will be issued in denominations of $1,000 or any integral multiple thereof and will be issued in registered form only, without coupons. We will make payments of principal of, premium, if any, and interest on debt securities represented by a global security to the applicable trustee under the applicable indenture, which will then forward such payments to the depository.

We anticipate that any global securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”), and that such global securities will be registered in the name of Cede & Co., DTC’s nominee. We further anticipate that the following provisions will apply to the depository arrangements with respect to any such global securities. We will describe any additional or differing terms of the depository arrangements in the applicable prospectus supplement relating to a particular series of debt securities issued in the form of global securities.

So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole holder of the debt securities represented by such global security for all purposes under the applicable indenture. Except as described below, owners of beneficial interests in a global security:

(1) will not be entitled to have debt securities represented by such global security registered in their names;

(2) will not receive or be entitled to receive physical delivery of debt securities in certificated form; and

(3) will not be considered the owners or holders thereof under the applicable indenture.

The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a global security.

Unless we specify otherwise in the applicable prospectus supplement, each global security representing book-entry notes will be exchangeable for certificated notes only if:

(1) DTC notifies us that it is unwilling or unable to continue as depository or DTC ceases to be a clearing agency registered under the Exchange Act (if so required by applicable law or regulation) and, in either case, a successor depository is not appointed by us within 90 days after we receive such notice or become aware of such unwillingness, inability or ineligibility;

(2) we, in our sole discretion, determine that the global securities shall be exchangeable for certificated notes; or

(3) there shall have occurred and be continuing an event of default under an indenture with respect to the notes and beneficial owners representing a majority in aggregate principal amount of the book-entry notes represented by global securities advise DTC to cease acting as depository. Upon any such exchange, owners of a beneficial interest in the global security or securities representing book-entry notes will be entitled to physical delivery of individual debt securities in certificated form of like tenor and rank, equal in principal amount to such beneficial interest, and to have such debt securities in certificated form registered in the names of the beneficial owners, which names shall be provided by DTC’s relevant participants (as identified by DTC) to the applicable trustee.

Unless we describe otherwise in the applicable prospectus supplement, debt securities so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without coupons.

DTC will act as securities depository for the debt securities. The debt securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. Except as otherwise provided, one fully registered debt security certificate will be issued with respect to each series of the debt securities, each in the aggregate principal amount of such series, and will be deposited with DTC. If, however, the aggregate principal amount of any series exceeds $500 million, one certificate will be issued with respect to each $500 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of such series.

The following is based on information furnished to us by DTC:

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, FICC, and EMCC are also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each debt security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are, however, expected to receive a written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all debt securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co, or such other name as may be requested by an authorized representative of DTC. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC’s records reflect only the identities of the Direct Participants to whose accounts debt securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the debt securities unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails a proxy (an “Omnibus Proxy”) to the issuer as soon as possible after the record date.

The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

Principal, premium, if any, interest payments and redemption proceeds on the debt securities will be made to Cede & Co., or such other nominee, as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee, on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such Participant and not of DTC, nor its nominee, the applicable Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, interest and redemption proceeds to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility or the applicable Trustee’s, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

If applicable, redemption notices shall be sent to DTC. If less than all of the book-entry notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

A Beneficial Owner shall give notice of any option to elect to have its book-entry notes repaid by us, through its Participant, to the applicable Trustee, and shall effect delivery of such book-entry notes by causing the Direct Participant to transfer the Participant’s interest in the global security or securities representing such book-entry notes, on DTC’s records, to such Trustee. The requirement for physical delivery of book-entry notes in connection with a demand for repayment will be deemed satisfied when the ownership rights in the global security or securities representing such book-entry notes are transferred by Direct Participants on DTC’s records and followed by a book-entry credit of tendered securities to the Trustee’s DTC account.

DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to the applicable Trustee or us. Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, debt security certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Unless stated otherwise in the prospectus supplement, the underwriters or agents with respect to a series of debt securities issued as global securities will be Direct Participants in DTC.

Neither we, the applicable Trustee nor any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to such beneficial interest.

DESCRIPTION OF PREFERRED SHARES

Capitalization

Our articles of incorporation authorize us to issue up to:

•	750,000 Class A Cumulative Preferred Shares, without par value, or the Class A Shares, of which 460,000 shares have been designated as 9 1/2% Class A Cumulative Redeemable Preferred Shares;

•	750,000 Class B Cumulative Preferred Shares, without par value, or the Class B Shares, of which 177,500 shares have been designated as 9.44% Class B Cumulative Redeemable Preferred Shares;

•	750,000 Class C Cumulative Preferred Shares, without par value, or the Class C Shares, of which 460,000 shares have been designated as 8 3/8% Class C Cumulative Redeemable Preferred Shares;

•	750,000 Class D Cumulative Preferred Shares, without par value, or the Class D Shares, of which 230,000 shares have been designated as 8.68% Class D Cumulative Redeemable Preferred Shares;

•	750,000 Class E Cumulative Preferred Shares, without par value, or the Class E Shares, of which 750,000 shares have been designated as Class E Series I Cumulative Preferred Shares;

•	750,000 Class F Cumulative Preferred Shares, without par value, or the Class F Shares, of which 690,000 shares have been designated as 8.60% Class F Cumulative Redeemable Preferred Shares;

•	750,000 Class G Cumulative Preferred Shares, without par value, or the Class G Shares, of which 736,000 shares have been designated as 8% Class G Cumulative Redeemable Preferred Shares;

•	750,000 Class H Cumulative Preferred Shares, without par value, or the Class H Shares, of which 410,000 shares have been designated as 7 3/8% Class H Cumulative Redeemable Preferred Shares;

•	750,000 Class I Cumulative Preferred Shares, without par value, or the Class I Shares, of which 345,000 shares have been designated as 7.50% Class I Cumulative Redeemable Preferred Shares;

•	750,000 Class J Cumulative Preferred Shares, without par value, or the Class J Shares, of which 450,000 shares have been designated as 9% Class J Cumulative Redeemable Preferred Shares;

•	750,000 Class K Cumulative Preferred Shares, without par value, or the Class K Shares, of which 350,000 shares have been designated as 8 7/8% Class K Cumulative Redeemable Preferred Shares;

•	750,000 Noncumulative Preferred Shares, without par value, or the noncumulative shares; and

•	2,000,000 Cumulative Voting Preferred Shares, without par value, or the cumulative voting preferred shares.

General

We refer to the Class A Shares, the Class B Shares, the Class C Shares, the Class D Shares, the Class E Shares, the Class F Shares, the Class G Shares, the Class H Shares, the Class I Shares, the Class J Shares, the Class K Shares and the noncumulative shares collectively as the nonvoting preferred shares.

The outstanding nonvoting preferred shares are represented by depositary shares. Each depositary share represents a fractional interest in the respective preferred share. The preferred shares have been deposited with a depositary, under a deposit agreement between us, the depositary and the holders from time to time of the depositary receipts issued under the deposit agreement. The depositary receipts evidence the depositary shares. Each holder of a depositary receipt evidencing a depositary share will be entitled to all the rights and preferences of a fractional interest in a corresponding preferred share, including dividend, voting, redemption and liquidation rights and preferences.

The following description summarizes certain general terms and provisions of each class of nonvoting preferred shares and the cumulative voting preferred shares. This summary may not contain all of the information that is important to you. For more detail, you should refer to the applicable provisions of our articles of incorporation and code of regulations that are filed as exhibits to the registration statement of which this prospectus forms a part.

Except as discussed below, the nonvoting preferred shares rank on a parity with each other and are identical to each other. The cumulative voting preferred shares rank equally, except with respect to voting rights, with all of the nonvoting preferred shares. Dividends on the Class A Shares, the Class B Shares, the Class C Shares, the Class D Shares, the Class E Shares, the Class F Shares, the Class G Shares, the Class H Shares, the Class I Shares, the Class J Shares, the Class K Shares and the cumulative voting preferred shares will be cumulative, while dividends on the noncumulative shares will not be cumulative.

Prior to the issuance of shares of each series of each class of nonvoting preferred shares, our board of directors may, under our articles of incorporation and Ohio law, fix:

•	the designation of the series;

•	the authorized number of shares of the series. Our board of directors may, except when otherwise provided in the creation of the series, increase or decrease the authorized number of shares before or after issuance of the series (but not below the number of shares of such series then outstanding);

•	the dividend rate or rates of the series, including the means by which such rates may be established;

•	the date(s) from which dividends shall accrue and be cumulative and, with respect to all nonvoting preferred shares, the date on which and the period(s) for which dividends, if declared, shall be payable, including the means by which such date(s) and period(s) may be established;

•	redemption rights and prices, if any;

•	the terms and amounts of the sinking fund, if any;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•	whether the shares of the series shall be convertible into common shares or shares of any other class;

•	if the shares are convertible, the conversion rate(s) or price(s), any adjustments to the rate or price and all other terms and conditions upon which such conversion may be made; and

•	restrictions on the issuance of shares of the same or any other class or series.

Rank

All preferred shares will be equal to all other preferred shares with respect to dividend rights (subject to dividends on noncumulative shares being noncumulative) and rights upon our liquidation, dissolution or winding-up.

The preferred shares will:

•	rank prior to all classes of common shares and to all other equity securities ranking junior to such preferred shares with respect to dividend rights and rights upon our liquidation, dissolution or winding-up;

•	be equal to all of our equity securities the terms of which specifically provide that such equity securities are equal to the preferred shares with respect to dividend rights and rights upon our liquidation, dissolution or winding-up; and

•	be junior to all of our equity securities the terms of which specifically provide that such equity securities rank prior to the preferred shares with respect to dividend rights and rights upon our liquidation, dissolution or winding-up.

Dividends

The holders of each series of each class of preferred shares are entitled to receive, if, when and as declared, out of funds legally available for payment, dividends in cash at the rate determined for such series in preference to the holders of common shares and of any other class of shares ranking junior to the preferred shares. Dividends shall be payable on the date fixed for such series. Dividends with respect to each series of Class A Shares, Class B Shares, Class C Shares, Class D Shares, Class E Shares, Class F Shares, Class G Shares, Class H Shares, Class I Shares, Class J Shares, Class K Shares and the cumulative voting preferred shares will be cumulative from the dates fixed for the series. Dividends will be payable to holders of record as they appear on our stock transfer books on the record dates fixed by our board of directors. Any dividend payment made on the preferred shares that have been designated under the Class A Shares, Class B Shares, Class C Shares, Class D Shares, Class E Shares, Class F Shares, Class G Shares, Class H Shares, Class I Shares, Class J Shares and Class K Shares, which we refer to collectively as the designated preferred shares, will first be credited against the earliest accumulated but unpaid dividend due with respect to such shares which remains payable.

Dividends on our preferred shares will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared.

Accumulated but unpaid dividends on the designated preferred shares will not bear interest.

If preferred shares are outstanding, dividends may not be paid or declared or set apart for any series of preferred shares for any dividend period unless at the same time:

•	a proportionate dividend for the dividend periods terminating on the same or any earlier date for all issued and outstanding shares of all series of such class entitled to receive such dividend (but, if such series are series of noncumulative shares, then only with respect to the current dividend period), ratably in proportion to the respective annual dividend rates fixed therefor, have been paid or declared or set apart; and

•	the dividends payable for the dividend periods terminating on the same or any earlier date for all other classes of issued and outstanding preferred shares entitled to receive such dividends (but, with respect to noncumulative shares, only with respect to the then-current dividend period), ratably in proportion to the respective dividend rates fixed therefor, have been paid or declared and set apart.

If any series of preferred shares is outstanding, a dividend shall not be paid or declared or any distribution made in respect of the common shares or any other shares ranking junior to such series of preferred shares, and common shares or any other shares ranking junior to such series of preferred shares shall not be purchased, retired or otherwise acquired by us unless:

•	all accrued and unpaid dividends on all classes of outstanding preferred shares, including the full dividends for all current dividend periods for the nonvoting preferred shares (except, with respect to noncumulative shares, for the then-current dividend period only), have been declared and paid or a sum sufficient for payment thereof set apart; and

•	with respect to the nonvoting preferred shares, there are no arrearages with respect to the redemption of any series of any class of preferred shares from any sinking fund provided for such class in accordance with our articles of incorporation. However, common shares and any other shares ranking junior to such series of preferred shares may be purchased, retired or otherwise acquired using the proceeds of a sale of common shares or other shares junior to such preferred shares received subsequent to the first date of issuance of such preferred shares. In addition, we may pay or declare or distribute dividends payable in common shares or other shares ranking junior to such preferred shares.

The preceding restrictions on the payment of dividends or other distributions on, or on the purchase, redemption, retirement or other acquisition of, common shares or any other shares ranking equal to or junior to any class of preferred shares generally will be inapplicable to:

•	any payments in lieu of issuance of fractional shares, upon any merger, conversion, stock dividend or otherwise in the case of the nonvoting preferred shares;

•	the conversion of preferred shares into common shares; or

•	the exercise of our rights to repurchase shares of capital stock in order to preserve our status as a REIT under the Internal Revenue Code of 1986, as amended, or the Code.

When dividends are not paid in full (or a sum sufficient for full payment is not set apart) upon the preferred shares of any series and the shares of any other series of preferred shares ranking on a parity as to dividends with such series, all dividends declared upon preferred shares of such series and any other series of preferred shares ranking on a parity as to dividends with such preferred shares shall be declared pro rata so that the amount of dividends declared per share on the shares of such series of preferred shares shall in all cases bear to each other the same ratio that accrued dividends per share on the preferred shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods for noncumulative shares) and such other series bear to each other.

Redemption

If our board of directors so provides, a series of preferred shares will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices determined by our board of directors. The redemption price per share will include an amount equal to all accrued and unpaid dividends on such preferred shares as of the date of redemption; however, the redemption price of noncumulative shares will include only unpaid dividends for the current dividend period. The redemption price may be payable in cash or other property.

We may not purchase or redeem, for sinking fund purposes or otherwise, less than all of a class of outstanding preferred shares except in accordance with a stock purchase offer made to all holders of record of such class, unless all dividends on that class of outstanding preferred shares for previous and current dividend periods (except, in the case of noncumulative shares, dividends for the current dividend period only) have been declared and paid or funds set apart and all accrued sinking fund obligations applicable thereto have been complied with. However, we may repurchase shares of capital stock in order to maintain our qualification as a REIT under the Code.

If fewer than all of our outstanding shares of any class of preferred shares are to be redeemed, we will determine the number of shares to be redeemed. Our board of directors will determine the manner for selecting by lot the shares to be redeemed.

We will mail notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of record of a preferred share to be redeemed at the address shown on our stock transfer books. If fewer than all the preferred shares of any series are to be redeemed, the notice of redemption will also specify the number of preferred shares to be redeemed from each holder. If notice of redemption of any preferred shares has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of the preferred shares to be redeemed, dividends will cease to accrue on such preferred shares. In addition, the holders of preferred shares to be redeemed will cease to be shareholders with respect to such shares and will have no right or claim against us with respect to such shares as of the redemption date. However, such holders will have the right to receive the redemption price without interest or to exercise before the redemption date any unexercised privileges of conversion.

The terms of redemption, if any, for the existing classes of preferred shares are included in our articles of incorporation that are filed as an exhibit to the registration statement of which this prospectus forms a part.

Liquidation Preference

In the event of our voluntary liquidation, dissolution or winding-up, the holders of any series of any class of preferred shares shall be entitled to receive in full out of our assets, including our capital, before any amount shall be paid or distributed among the holders of the common shares or any other shares ranking junior to such series, the amounts fixed by our board of directors with respect to such series. In addition, each holder will receive an amount equal to all dividends accrued and unpaid on that series of preferred shares to the date of payment of the amount due pursuant to our liquidation, dissolution or winding-up. However, holders of noncumulative shares will only receive dividends for the current dividend period. After holders of the preferred shares are paid the full preferential amounts to which they are entitled, they will have no right or claim to any of our remaining assets.

If liquidating distributions are made in full to all holders of preferred shares, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred shares upon liquidation, dissolution or winding-up. The distributions will be made according to the holders’ respective rights and preferences and, in each case, according to their respective number of shares. Our merger or consolidation into or with any other corporation, or the sale, lease or conveyance of all or substantially all of our assets, shall not constitute a dissolution, liquidation or winding-up.

Voting Rights

Nonvoting Preferred Shares

Holders of nonvoting preferred shares have only the voting rights described below that apply to all preferred shares, whether nonvoting or voting, and as from time to time required by law.

If and when we are in default in the payment of (or, with respect to noncumulative shares, have not paid or declared and set aside a sum sufficient for the payment of) dividends on any series of any class of outstanding nonvoting preferred shares, for dividend payment periods, whether consecutive or not, which in the aggregate contain at least 540 days, all holders of shares of such class, voting separately as a class, together and combined with all other preferred shares upon which like voting rights have been conferred and are exercisable, will be entitled to elect a total of two members to our board of directors. This voting right shall be vested and any additional directors shall serve until all accrued and unpaid dividends (except, with respect to noncumulative shares, only dividends for the then-current dividend period) on such outstanding preferred shares have been paid or declared and a sufficient sum set aside for payment thereof.

The affirmative vote of the holders of at least two-thirds of a class of outstanding nonvoting preferred shares, voting separately as a class, shall be necessary to effect either of the following:

•	The authorization, creation or increase in the authorized number of any shares, or any security convertible into shares, ranking prior to such class of nonvoting preferred shares; or

•	Any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of our articles of incorporation or our code of regulations which adversely and materially affects the preferences or voting or other rights of the holders of such class of nonvoting preferred shares which are set forth in our articles of incorporation. However, the amendment of our articles of incorporation to authorize, create or change the authorized or outstanding number of a class of such preferred shares or of any shares ranking on a parity with or junior to such class of preferred shares does not adversely and materially affect preferences or voting or other rights of the holders of such class of preferred shares. In addition, amending the code of regulations to change the number or classification of our directors does not adversely or materially affect preferences or voting rights or other rights. Voting shall be done in person at a meeting called for one of the above purposes or in writing by proxy.

The preceding voting provisions will not apply if, at or prior to the time of the action with respect to which such vote would be required, all outstanding shares of such series of preferred shares have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Cumulative Voting Preferred Shares.

If and when we are in default in the payment of dividends on the cumulative voting preferred shares, for at least six dividend payment periods, whether or not consecutive, all holders of shares of such class, voting separately as a class, together and combined with all other preferred shares upon which like voting rights have been conferred and are exercisable, will be entitled to elect a total of two members to our board of directors. This voting right shall be vested and any additional directors shall serve until all accrued and unpaid dividends (except, with respect to noncumulative shares, only dividends for the then-current dividend period) on such outstanding preferred shares have been paid or declared and a sufficient sum set aside for payment thereof.

The affirmative vote of the holders of at least two-thirds of the outstanding cumulative voting preferred shares, voting separately as a class, shall be necessary to effect either of the following:

•	Any amendment, alteration or repeal of any of the provisions of, or the addition of any provisions to, our articles of incorporation or code of regulations, whether by merger, consolidation or otherwise, which we refer to as an event, that materially adversely affects the voting powers, rights or preferences of the holders of the cumulative voting preferred shares; provided, however, that the amendment of the provisions of the articles of incorporation (a) so as to authorize or create, or to increase the authorized amount of, or issue, any shares ranking junior to the cumulative voting preferred shares or any shares of any class or series of shares ranking on a parity with the cumulative voting preferred shares or (b) with respect to the occurrence of any event, so long as the cumulative voting preferred shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of the event, we may not be the surviving entity, shall not in either case be deemed to materially adversely affect the voting power, rights or preferences of the holders of cumulative voting preferred shares; or

•	the authorization, creation of, increase in the authorized amount of, or issuance of any shares of any class or series of shares ranking prior to the cumulative voting preferred shares or any security convertible into shares of any class or series of shares ranking prior to the cumulative voting preferred shares (whether or not such class or series of shares ranking prior to the cumulative voting preferred shares is currently authorized).

The preceding voting provisions will not apply, if at or prior to the time of the action with respect to which such vote would be required, all outstanding shares of such series of cumulative voting preferred shares have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

In addition to the foregoing, the holders of cumulative voting preferred shares shall be entitled to vote on all matters on which holders of our common shares may vote and shall be entitled to one vote for each cumulative voting preferred share entitled to vote at such meeting.

General

Without limiting the provisions described above, under Ohio law, holders of each class of preferred shares will be entitled to vote as a class on any amendment to our articles of incorporation, whether or not they are entitled to vote thereon by our articles of incorporation, if the amendment would:

•	increase or decrease the par value of the shares of such class;

•	change the issued shares of such class into a lesser number of shares of such class or into the same or different number of shares of another class;

•	change or add to the express terms of the shares of the class in any manner substantially prejudicial to the holders of such class;

•	change the express terms of any class of issued shares ranking prior to the particular class in any manner substantially prejudicial to the holders of shares of the particular class;

•	authorize shares of another class that are convertible into, or authorize the conversion of shares of another class into, shares of the particular class, or authorize the directors to fix or alter conversion rights of shares of another class that are convertible into shares of the particular class;

•	reduce or eliminate our stated capital;

•	substantially change our purposes; or

•	change the Company into a nonprofit corporation.

If, and only to the extent that,

•	a class of preferred shares is issued in more than one series and

•	Ohio law permits the holders of a series of a class of capital stock to vote separately as a class,

the affirmative vote of the holders of at least two-thirds of each series of such class of outstanding preferred shares, voting separately as a class, shall be required for any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of our articles of incorporation or our code of regulations which adversely and materially affects the preferences or voting or other rights of the holders of such series as set forth in our articles of incorporation. However, the amendment of our articles of incorporation so as to authorize, create or change the authorized or outstanding number of a class of preferred shares or of any shares ranking equal to or junior to such class of preferred shares does not adversely and materially affect the preference or voting or other rights of the holders of such series. In addition, the amendment of our code of regulations to change the number or classification of our directors does not adversely and materially affect the preference or voting or other rights of the holders of such series.

Restrictions on Ownership

In order to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. “Individual” is defined in the Code to include certain entities. In addition, our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. We also must satisfy certain other requirements. For more information on restrictions on ownership, see “Description of Common Shares — Restrictions on Ownership.”

To ensure that five or fewer individuals do not own more than 50% in value of our outstanding preferred shares, our articles of incorporation provide that, subject to certain exceptions, no one may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8%, which we refer to as the preferred shares ownership limit, of any series of any class of our outstanding preferred shares. In addition, because rent from a related party tenant (any tenant 10% of which is owned, directly or constructively, by a REIT, including an owner of 10% or more of a REIT) is not qualifying rent for purposes of the gross income tests under the Code, our articles of incorporation provide that no individual or entity may own, or be deemed to own by virtue of the attribution provisions of the Code (which differ from the attribution provisions applied to the preferred shares ownership limit), in excess of 9.8%, which we refer to as the preferred shares related party limit, of our outstanding preferred shares. Our board of directors may exempt a person from the preferred shares ownership limit if the person would not be deemed an “individual” and may exempt a person from the preferred shares related party limit. As a condition of any exemption, our board of directors will require appropriate representations and undertakings from the applicant with respect to preserving our REIT status.

The preceding restrictions on transferability and ownership of preferred shares may not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased, the preferred shares ownership limit and the preferred shares related party limit will not be automatically removed. Any change in the preferred shares ownership limit or the preferred shares related party limit would require an amendment to our articles of incorporation, even if our board of directors determines that maintenance of REIT status is no longer in our best interests. Amendments to our articles of incorporation require the affirmative vote of holders owning not less than a majority of our outstanding common shares. If it is determined that an amendment would materially and adversely affect the holders of any class of preferred shares, such amendment would also require the affirmative vote of holders of not less than two-thirds of such class of preferred shares.

If preferred shares in excess of the preferred shares ownership limit or the preferred shares related party limit are issued or transferred to any person absent a waiver of such limit, such issuance or transfer will be null and void to the intended transferee, and the intended transferee will acquire no rights to the shares. In addition, if an issuance or transfer would cause our shares to be beneficially or constructively owned by fewer than 100 persons or would result in our being “closely held” within the meaning of Section 856(h) of the Code, such issuance or transfer will be null and void to the intended transferee, and the intended transferee will acquire no rights to the shares. Preferred shares transferred or proposed to be transferred in excess of the preferred shares ownership limit or the preferred shares related party limit or which would otherwise jeopardize our REIT status will be subject to repurchase by us. The purchase price of such preferred shares will be equal to the lesser of:

•	the price in such proposed transaction; and

•	the fair market value of such shares reflected in the last reported sales price for the shares on the trading day immediately preceding the date on which we or our designee determine to exercise our repurchase right if the shares are listed on a national securities exchange, or such price for the shares on the principal exchange if the shares are then listed on more than one national securities exchange.

If the shares are not listed on a national securities exchange, the purchase price will be equal to the lesser of:

•	the price in such proposed transaction; and

•	the latest bid quotation for the shares if the shares are then traded over the counter, or, if such quotation is not available, the fair market value as determined by our board of directors in good faith, on the last trading day immediately preceding the day on which notice of such proposed purchase is sent by us.

From and after the date fixed for our purchase of such preferred shares, the holder will cease to be entitled to distributions, voting rights and other benefits with respect to such shares except the right to payment of the purchase price for the shares. Any dividend or distribution paid to a proposed transferee on such preferred shares must be repaid to us upon demand. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any such preferred shares may be deemed, at our option, to have acted as our agent in acquiring such preferred shares and to hold such preferred shares on our behalf.

All certificates for preferred shares will bear a legend referring to the restrictions described above.

Our articles of incorporation provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of the preferred shares must give written notice to us stating the name and address of such person, the number of shares owned, and a description of how such shares are held each year by January 31. In addition, each of those shareholders must provide supplemental information that we may request, in good faith, in order to determine our status as a REIT.

DESCRIPTION OF DEPOSITARY SHARES REPRESENTING PREFERRED SHARES

General

We may issue receipts for depositary shares representing preferred shares, or depositary receipts. Each depositary receipt will represent a fractional interest or a share of a particular series of a class of nonvoting preferred shares, as specified in the applicable prospectus supplement. Preferred shares of each series of each class represented by depositary shares will be deposited under a separate Deposit Agreement among us, the depositary named therein and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled to all the rights and preferences of the preferred shares represented by such depositary shares including dividend, voting, conversion, redemption and liquidation rights. Such rights and preferences will be proportionate to the fractional interest of a share of the particular series of preferred shares represented by the depositary shares evidenced by such Depositary Receipt. As of the date of this prospectus, there are issued and outstanding:

•	7,200,000 Depositary Shares each representing 1/10 of a share of 8% Class G Cumulative Redeemable Preferred Shares;

•	8,200,000 Depositary Shares each representing 1/20 of a share of the 73/8% Class H Cumulative Redeemable Preferred Shares; and

•	6,800,000 Depositary Shares each representing 1/20 of a share of 7.50% Class I Redeemable Preferred Shares.

See “Description of Preferred Shares.” These depositary shares representing preferred shares are listed on the New York Stock Exchange under the symbols DDR-PG, DDR-PH and DDR-PI, respectively.

The depositary shares representing preferred shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately after we issue and deliver the preferred shares to the depositary, we will cause the depositary to issue the Depositary Receipts on our behalf. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from us upon request.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received on behalf of the preferred shares proportionately to the record holders of the related Depositary Receipts owned by such holder. Such distributions are subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary.

In the event of a non-cash distribution, the depositary will distribute property it receives to the record holders of Depositary Receipts entitled to the property unless the depositary determines that it is not feasible to make such distribution, in which case the depositary may, with our approval, sell such property and distribute the net proceeds of such sale to holders. Such distributions by the depositary are subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary.

Withdrawal of Shares

Unless the related depositary shares representing preferred shares have previously been called for redemption, upon surrender of the Depositary Receipts at the corporate trust office of the depositary, the holders thereof will be entitled to delivery at such office, to or upon such holder’s order, of the number of whole or fractional preferred shares and any money or other property represented by the depositary shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related preferred shares on the basis of the proportion of preferred shares represented by each depositary share as specified in the applicable prospectus supplement, but holders of such preferred shares will not thereafter be entitled to receive depositary shares representing preferred shares therefor. If the Depositary Receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the preferred shares to be withdrawn, the depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of depositary shares.

Redemption of Depositary Shares Representing Preferred Shares

Whenever we redeem preferred shares held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing the preferred shares so redeemed, provided we have paid in full to the depositary the redemption price of the preferred shares to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. With respect to Noncumulative Shares, dividends will be paid for the current dividend period only. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred shares. If less than all the depositary shares representing preferred shares are to be redeemed, the depositary shares representing preferred shares to be redeemed will be selected by the depositary by lot.

After the date fixed for redemption, the depositary shares representing preferred shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the depositary shares representing preferred shares called for redemption will cease. However, the holders will have the right to receive any moneys payable upon redemption and any money or other property that the holders of such Depositary Receipts were entitled to at the time of redemption when they surrender their Depositary Receipts to the depositary.

Voting of the Underlying Preferred Shares

Upon receipt of notice of any meeting at which the holders of the preferred shares are entitled to vote, the depositary will mail the information contained in such notice to the record holders of the Depositary Receipts related to such preferred shares. Each record holder of Depositary Receipts on the record date will be entitled to instruct the depositary as to the exercise of the voting rights of the preferred shares related to such holder’s Depositary Receipts. The record date for Depositary Receipts will be the same date as the record date for preferred shares. The depositary will vote the preferred shares related to such Depositary Receipts in accordance with such instructions, and we will agree to take all reasonable action that the depositary deems necessary to enable it to vote the preferred shares. The depositary will abstain from voting preferred shares represented by such depositary shares to the extent it does not receive specific instructions from the holders of Depositary Receipts.

Liquidation Preference

In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, each holder of a Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each preferred share represented by the depositary share evidenced by such Depositary Receipt, as set forth in the applicable prospectus supplement.

Conversion of Preferred Shares

The depositary shares representing preferred shares, as such, are not convertible into common shares or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement relating to an offering of depositary shares representing preferred shares, the Depositary Receipts may be surrendered by holders thereof to the depositary with written instructions to the depositary to instruct us to cause conversion of the preferred shares represented by the depositary shares into whole common shares, other preferred shares or other shares of capital stock. We have agreed that upon receipt of such instructions and any amounts payable in respect thereof, we will cause the conversion thereof utilizing the same procedures as those provided for delivery of preferred shares to effect such conversion. If the depositary shares representing preferred shares evidenced by a Depositary Receipt are to be converted in part only, one or more new Depositary Receipts will be issued for any depositary shares not to be converted. No fractional common shares will be issued upon conversion. If conversion will result in a fractional share being issued, we will pay in cash an amount equal to the value of the fractional interest based upon the closing price of the common shares on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

The form of Depositary Receipt evidencing the depositary shares which represent the preferred shares and any provision of the Deposit Agreement may at any time be amended by agreement between the depositary and us. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts will not be effective unless it has been approved by the existing holders of at least a majority of the depositary shares evidenced by outstanding Depositary Receipts.

We may terminate the Deposit Agreement upon not less than 30 days’ prior written notice to the depositary if (1) such termination is to preserve our status as a REIT or (2) a majority of each class of preferred shares affected by such termination consents to such termination. Upon termination of the Deposit Agreement, the depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional preferred shares as are represented by the depositary shares evidenced by such Depositary Receipts. In addition, the Deposit Agreement will automatically terminate if:

(1) all outstanding depositary shares have been redeemed,

(2) there has been a final distribution in respect of the related preferred shares in connection with any liquidation, dissolution or winding-up and such distribution has been distributed to the holders of Depositary Receipts evidencing the depositary shares representing such preferred shares, or

(3) each related preferred share shall have been converted into capital stock that is not represented by depositary shares.

Charges of Preferred Shares Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, we will pay the fees and expenses of the depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay the depositary’s fees and expenses for any duties that holders request to be performed which are outside those expressly provided for in the Deposit Agreement.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its resignation, and we may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary. A successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal. A successor depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $100,000,000.

Miscellaneous

The depositary will forward to holders of Depositary Receipts any reports and communications from us which it receives with respect to the related preferred shares.

Neither we nor the depositary will be liable if it is prevented from or delayed, by law or any circumstances beyond its control, in performing its obligations under the Deposit Agreement. The obligations of the Company and the depositary under the Deposit Agreement will be limited to performing our respective duties thereunder in good faith and without negligence, gross negligence or willful misconduct. DDR and the depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, depositary shares or preferred shares represented thereby unless satisfactory indemnity is furnished. DDR and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting preferred shares represented thereby for deposit, holders of Depositary Receipts or other persons believed to be competent to give such information, and on documents believed to be genuine and signed by a proper party.

If the depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on such claims, requests or instructions received from us.

DESCRIPTION OF COMMON SHARES

Capitalization

Our articles of incorporation authorize us to issue up to 500,000,000 common shares, $0.10 par value per share.

General

The following description summarizes certain general terms and provisions of our common shares. This summary may not contain all of the information that is important to you. For more detail, you should refer to the applicable provisions of our articles of incorporation and our code of regulations that are filed as exhibits to the registration statement of which this prospectus forms a part.

Holders of our common shares are entitled to receive dividends when, as and if declared by our board of directors, out of funds legally available therefor. Any payment and declaration of dividends by us on our common shares and purchases thereof will be subject to certain restrictions if we fail to pay dividends on any outstanding preferred shares. See “Description of Preferred Shares — Dividends.” If we are liquidated, dissolved or involved in any winding-up, the holders of our common shares are entitled to receive ratably any assets remaining after we have fully paid all of our liabilities, including the preferential amounts we owe with respect to any preferred shares. Holders of our common shares possess ordinary voting rights, with each share entitling the holder to one vote. Holders of our common shares have cumulative voting rights in the election of directors. Holders of our common shares do not have preemptive rights, which means that they have no right to acquire any additional common shares that we may subsequently issue.

Restrictions on Ownership

In order for us to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. “Individual” is defined in the Code to include certain entities. In addition, our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Additionally, certain other requirements must be satisfied.

To ensure that five or fewer individuals do not own more than 50% in value of our outstanding common shares, our articles of incorporation provide that, subject to certain exceptions (including those set forth below), no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 5%, which we refer to as the ownership limit, of our outstanding common shares. The “existing holder,” which includes, collectively, (a) Iris Wolstein and/or all descendants of Iris Wolstein (which includes Scott A. Wolstein), (b) trusts or family foundations established for the benefit of the individuals named in (a) above and (c) other entities controlled by the individuals named in (a) above (or trusts or family foundations established for the benefit of those individuals) may own, or be deemed to own by virtue of the attribution provisions of the Code, no more than 5.1% of our outstanding common shares. The “exempt holder,” which includes, collectively, (x) Professor Werner Otto, his wife Maren Otto and/or all descendants of Professor Werner Otto, including, without limitation, Alexander Otto, (y) trusts or family foundations established for the benefit of the individuals named in (x) above and (z) other entities controlled by the individuals named in (x) above (or trusts or family foundations established for the benefit of those individuals) may own, or be deemed to own by virtue of the attribution provisions of the Code, no more than 29.8% of our outstanding common shares.

In addition, because rent from a related party tenant (any tenant 10% of which is owned, directly or constructively, by a REIT, including an owner of 10% or more of a REIT) is not qualifying rent for purposes of the gross income tests under the Code, our articles of incorporation provide that no individual or entity may own, or be deemed to own by virtue of the attribution provisions of the Code (which differ from the attribution provisions applied to the ownership limit), in excess of 9.8% of our outstanding common shares, which we refer to as the related party limit. Our board of directors may exempt a person from the ownership limit if the person would not be deemed an “individual” and may exempt a person from the related party limit if an opinion of counsel or a ruling from the Internal Revenue Service, or IRS, is provided to our board of directors to the effect that the ownership will not then or in the future jeopardize our status as a REIT. Our board of directors may also exempt the exempt holder and any person who would constructively own common shares constructively owned by the exempt holder from the ownership limit in its sole discretion. As a condition of any exemption, our board of directors will require appropriate representations and undertakings from the applicant with respect to preserving our REIT status.

Additionally, our articles of incorporation prohibit any transfer of common shares that would cause us to cease to be a “domestically controlled qualified investment entity” as defined in Section 897(h)(4)(B) of the Code.

The preceding restrictions on transferability and ownership of common shares may not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT. The ownership limit and the related party limit will not be automatically removed even if the REIT provisions of the Code are changed to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, the effects of the ownership limit and the related party limit are to prevent any person or small group of persons from acquiring unilateral control of us. Any change in the ownership limit, other than modifications that may be made by our board of directors as permitted by our articles of incorporation, requires an amendment to the articles of incorporation, even if our board of directors determines that maintenance of REIT status is no longer in our best interests. Amendments to the articles of incorporation require the affirmative vote of holders owning a majority of our outstanding common shares. If it is determined that an amendment would materially and adversely affect the holders of any class of preferred shares, that amendment also would require the affirmative vote of holders of two-thirds of the affected class of preferred shares.

Our articles of incorporation provide that upon a transfer or non-transfer event that results in a person beneficially or constructively owning common shares in excess of the applicable ownership limits or that results in us being “closely held” within the meaning of Section 856(h) of the Code, the person, which we refer to as a prohibited owner, will not acquire or retain any rights or beneficial economic interest in the shares that would exceed such applicable ownership limits or result in us being closely held, which we refer to as excess shares. Instead, the excess shares will be automatically transferred to a person or entity unaffiliated with and designated by us to serve as trustee of a trust for the exclusive benefit of a charitable beneficiary to be designated by us within five days after the discovery of the transaction that created the excess shares. The trustee will have the exclusive right to designate a person who may acquire the excess shares without violating the applicable restrictions, which we refer to as a permitted transferee, to acquire all of the shares held by the trust. The permitted transferee must pay the trustee an amount equal to the fair market value (determined at the time of transfer to the permitted transferee) for the excess shares. The trustee will pay to the prohibited owner the lesser of (a) the value of the shares at the time they became excess shares and (b) the price received by the trustee from the sale of the excess shares to a permitted transferee. The beneficiary will receive the excess of (x) the sale proceeds from the transfer to a permitted transferee over (y) the amount paid to the prohibited owner, if any, in addition to any dividends paid with respect to the excess shares.

All certificates representing our common shares bear a legend referring to the preceding restrictions.

Our articles of incorporation provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of our outstanding common shares must give written notice to us stating the name and address of such person, the number of shares owned, and a description of how such shares are held each year by January 31. In addition, each of those shareholders must provide supplemental information that we may request, in good faith, in order to determine our status as a REIT.

DESCRIPTION OF COMMON SHARE WARRANTS

We may issue common share warrants for the purchase of common shares. We may issue common share warrants independently or together with any other securities offered by any prospectus supplement. The common share warrants we issue may be attached to or separate from such offered securities. Each series of common share warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the common share warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of common share warrants. The following sets forth certain general terms and provisions of the common share warrants that may be offered under this Registration Statement. Further terms of the common share warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the terms of the common share warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

(1) the title of such common share warrants;

(2) the aggregate number of such common share warrants;

(3) the price or prices at which such common share warrants will be issued;

(4) the number of common shares purchasable upon exercise of such common share warrants;

(5) the designation and terms of the other Offered Securities with which such common share warrants are issued and the number of such common share warrants issued with each such Offered Security;

(6) the date, if any, on and after which such common share warrants and the related common shares will be separately transferable;

(7) the price at which each common share purchasable upon exercise of such common share warrants may be purchased;

(8) the date on which the right to exercise such common share warrants shall commence and the date on which such right shall expire;

(9) the minimum or maximum amount of such common share warrants which may be exercised at any one time;

(10) information with respect to book-entry procedures, if any;

(11) a discussion of certain federal income tax considerations; and

(12) any other terms of such common share warrants, including terms, procedures and limitations relating to the exchange and exercise of such common share warrants.

You should also read the section captioned “Description of Common Shares” for a general description of the common shares to be acquired upon the exercise of the common share warrants, including a description of certain restrictions on the ownership of common shares. We will treat as outstanding any common shares that may be acquired upon the exercise of common share warrants, directly or constructively held by an investor, at the following times:

(1) at the time of acquisition of the common share warrants, and

(2) prior to the exercise of the common share warrants, for purposes of determining the percentage ownership of common shares held by such investor.

CERTAIN ANTI-TAKEOVER PROVISIONS OF OHIO LAW

Certain provisions of Ohio law may have the effect of discouraging or rendering more difficult an unsolicited acquisition of a corporation or its capital stock to the extent the corporation is subject to those provisions. We have opted out of one such provision. We remain subject to the foregoing provisions, which are described below.

Chapter 1704 of the Ohio Revised Code prohibits certain transactions, including mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassifications of the then-outstanding shares of an Ohio corporation with 50 or more shareholders involving, or for the benefit of, certain holders of shares representing 10% or more of the voting power of the corporation (any such shareholder, a “10% Shareholder”), unless:

(1) the transaction is approved by the directors before the 10% Shareholder becomes a 10% Shareholder;

(2) the acquisition of 10% of the voting power is approved by the directors before the 10% Shareholder becomes a 10% Shareholder; or

(3) the transaction involves a 10% Shareholder who has been a 10% Shareholder for at least three years and is approved by the directors before the 10% Shareholder becomes a 10% Shareholder, is approved by holders of two-thirds of our voting power and the holders of a majority of the voting power not owned by the 10% Shareholder, or certain price and form of consideration requirements are met.

Chapter 1704 of the Ohio Revised Code may have the effect of deterring certain potential acquisitions of us which might be beneficial to shareholders.

Section 1707.041 of the Ohio Revised Code regulates certain “control bids” for corporations in Ohio with fifty or more shareholders that have significant Ohio contacts and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees.

PLAN OF DISTRIBUTION

We may sell the offered securities in and outside the United States:

•	through underwriters or dealers;

•	directly to purchasers;

•	in a rights offering;

•	in “at the market” offerings, within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market on an exchange or otherwise;

•	through agents; or

•	through a combination of any of these methods.

The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price or initial public offering price of the securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If we offer securities in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting agreement, we may retain a dealer-manager to manage a subscription rights offering for us.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If dealers are used in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at fixed prices or at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any sales of these securities in the prospectus supplement.

Remarketing Arrangements

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for

us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers, underwriters and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers, underwriters or remarketing firms may be required to make. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

Jones Day will pass upon the validity of the securities being offered by this prospectus.

EXPERTS

The financial statements incorporated in this prospectus by reference to Developers Diversified Realty Corporation’s Current Report on Form 8-K filed August 10, 2009 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Developers Diversified Realty Corporation for the year ended December 31, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means:

•	incorporated documents are considered part of the prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus and incorporated filings.

We incorporate by reference the documents listed below that we filed with the SEC under the Exchange Act:

•	our Annual Report on Form 10-K for the year ended December 31, 2008, as amended by Form 10-K/A filed on April 29, 2009;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•	our Current Reports on Form 8-K filed on January 6, 2009; February 27, 2009; March 11, 2009; April 7, 2009; May 11, 2009; June 12, 2009; July 1, 2009; July 31, 2009; August 3, 2009; August 10, 2009; August 14, 2009; September 10, 2009; September 18, 2009, September 21, 2009; September 25, 2009 and September 29, 2009; and

•	the description of our common shares contained in our Registration Statement on Form 8-A dated January 26, 1993 and all amendments or reports filed with the SEC for the purpose of updating such description.

Our Current Report on Form 8-K filed with SEC on August 10, 2009 for purposes of, among other things, reflecting the impact of the classification of discontinued operations of properties sold after January 1, 2009, pursuant to the requirements of Statement No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” updates Items 6, 7, 7A, 15(a)(i) and 15(a)(2) of our Annual Report on Form 10-K for the year ended December 31, 2008.

We also incorporate by reference each of the documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the offering of the securities terminates. We will not, however, incorporate by reference in this prospectus any documents or portions of any documents that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our current reports on Form 8-K unless, and except to the extent, specified in such current reports.

We will provide you with a copy of any of these filings (other than an exhibit to these filings, unless the exhibit is specifically incorporated by reference into the filing requested) at no cost if you submit a request to us by writing or telephoning us at the following address and telephone number:

Developers Diversified Realty Corporation
3300 Enterprise Parkway
Beachwood, Ohio 44122
Telephone Number: (216) 755-5500
Attn: Investor Relations

We also maintain a web site that contains additional information about us (http://www.ddr.com). The information on, or accessible through, our web site is not part of, or incorporated by reference into, this prospectus other than the documents that we file with the SEC and incorporate by reference into this prospectus.

Any statement contained or incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document which also is incorporated herein by reference, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified by reference to the actual document.

$300,000,000

Developers Diversified Realty Corporation

     % Convertible Senior Notes due 2040

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

J.P. Morgan

Goldman, Sachs & Co.

Deutsche Bank Securities

UBS Investment Bank

November   , 2010